
13001893


SEC MAIL PROCESSING
RECEIVED
APR 11 2013
WASH, D.C.
193
SECTION


POST®
PROPERTIES

2012 Annual Report


$334,911
$305,316
$285,138
2012
2011
2010
Total Revenue
(in thousands)


$154,349
$93,664
$59,264
2012
2011
2010
Funds From Operations
(in thousands)


$1,119,620
$1,047,523
$967,295
2012
2011
2010
Total Equity
(in thousands)

Financial Highlights

(dollars in thousands, except per share and apartment unit data)	Year Ended December 31,		
	2012	2011	2010
Statements of Operations Data			
Rental Revenue	**$ 315,176**	$ 286,518	$ 268,090
Other Revenue	**$ 19,735**	$ 18,798	$ 17,048
Total Revenue	**$ 334,911**	$ 305,316	$ 285,138
Net Operating Income[(1)]	**$ 190,383**	$ 171,988	$ 152,765
Net Income (Loss)	**$ 84,291**	$ 25,595	$ (6,991)
Net Income (Loss) Available to Common Shareholders	**$ 80,251**	$ 19,254	$ (14,507)
Funds from Operations[(2)]	**$ 154,349**	$ 93,664	$ 59,264
Dividends and Distributions Paid – Common and Preferred	**$ 54,419**	$ 45,818	$ 46,541
Per Common Share Data			
Net Income (Loss) Available to Common Shareholders			
Basic	**$ 1.49**	$ 0.38	$ (0.30)
Diluted	**$ 1.48**	$ 0.38	$ (0.30)
Funds from Operations[(2)]			
Basic	**$ 2.85**	$ 1.85	$ 1.21
Diluted	**$ 2.84**	$ 1.83	$ 1.21
Common Dividends Declared	**$ 0.97**	$ 0.84	$ 0.80
Balance Sheet Data			
Real Estate Assets, before accumulated depreciation	**$3,034,633**	$2,842,534	$2,734,889
Real Estate Assets, net of accumulated depreciation	**$2,191,708**	$2,075,517	$2,042,375
Total Assets	**$2,363,364**	$2,139,064	$2,114,779
Total Indebtedness	**$1,102,464**	$ 970,443	$1,033,249
Total Redeemable Common Units	**$ 7,159**	$ 6,840	$ 6,192
Total Equity	**$1,119,620**	$1,047,523	$ 967,295
Other Data			
Number of Stabilized Apartment Units Owned	**20,172**	20,090	19,863
Average Economic Occupancy (fully stabilized communities)[(3)]	**96.0%**	95.9%	95.3%

(1) Net operating income ("NOI") is defined as total property rental and other revenues from continuing operations less property operating and maintenance expenses (exclusive of depreciation, amortization and interest). NOI is a non-GAAP (generally accepted accounting principles) financial measure. A discussion of NOI and a reconciliation of consolidated NOI to net income is included on page 95 of our Annual Report on Form 10-K.

(2) Funds from operations ("FFO") is a supplemental non-GAAP financial measure used to measure the operating performance of equity REITs. A discussion of FFO and a reconciliation of FFO to net income available to common shareholders is included on pages 52-53 of our Annual Report on Form 10-K. FFO per share is calculated by dividing FFO by the weighted-average shares and units outstanding for the period.

(3) Calculated based on fully stabilized communities as defined for each year.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2012

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______

Commission file number 1-12080
Commission file number 0-28226


Post Properties


Post Apartment Homes

(Exact name of registrants as specified in their charters)

Georgia	**58-1550675**
Georgia	**58-2053632**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4401 Northside Parkway, Suite 800, Atlanta, Georgia 30327
(Address of principal executive office – zip code)
(404) 846-5000
(Registrant's telephone number, including area code)

Securities registered pursuant to section 12(b) of the Act:

Title of each class	**Name of Each Exchange on Which Registered**
Common Stock, $.01 par value	New York Stock Exchange
8 ½% Series A Cumulative Redeemable Preferred Shares, $.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Title of each class	**Name of Each Exchange on Which Registered**
None	None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Post Properties, Inc. Yes [X] No [ ] Post Apartment Homes, L.P. Yes [X] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Post Properties, Inc. Yes [ ] No [X] Post Apartment Homes, L.P. Yes [ ] No [X]

Indicate by check mark whether the Registrants (1) have filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrants were required to file such reports), and (2) have been subject to such filing requirements for the past 90 days.

Post Properties, Inc. Yes [X] No [ ] Post Apartment Homes, L.P. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Post Properties, Inc. Yes [X] No [ ] Post Apartment Homes, L.P. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of accelerated filer, large accelerated filer and smaller reporting company in Rule 12b-2 of the Exchange Act.

Post Properties, Inc.	Large Accelerated Filer	[X]	Accelerated Filer [ ]		
	Non-Accelerated Filer	[ ]	(Do not check if a smaller reporting company)	Smaller Reporting Company	[ ]
Post Apartment Homes, L.P.	Large Accelerated Filer	[ ]	Accelerated Filer [ ]		
	Non-Accelerated Filer	[X]	(Do not check if a smaller reporting company)	Smaller Reporting Company	[ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Post Properties, Inc. Yes [ ] No [X] Post Apartment Homes, L.P. Yes [ ] No [X]

The aggregate market value of the shares of common stock held by non-affiliates (based upon the closing sale price on the New York Stock Exchange) on June 30, 2012 was approximately $2,598,025,607. As of February 15, 2013, there were 54,566,350 shares of common stock, $.01 par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Parts II and III of this report are incorporated by reference from the Post Properties, Inc.'s 2013 Proxy Statement in connection with its Annual Meeting of Shareholders.

[THIS PAGE INTENTIONALLY LEFT BLANK]

EXPLANATORY NOTE

This report combines the annual reports on Form 10-K for the year ended December 31, 2012, of Post Properties, Inc. and Post Apartment Homes, L.P. Unless stated otherwise or the context otherwise requires, references to "Post Properties" or the "Company" mean Post Properties, Inc. and its controlled and consolidated subsidiaries. References to "Post Apartment Homes" or the "Operating Partnership" mean Post Apartment Homes, L.P. and its controlled and consolidated subsidiaries. The terms "the Company," "we," "our" and "us" refer to the Company or the Company and the Operating Partnership collectively, as the text requires.

The Company is a real estate investment trust ("REIT") and the general partner of the Operating Partnership. As of December 31, 2012, the Company owned an approximate 99.7% interest in the Operating Partnership. The remaining 0.3% interests are owned by persons other than the Company.

Management believes that combining the two annual reports on Form 10-K for the Company and the Operating Partnership provides the following benefits:

- Combined reports better reflect how management and the analyst community view the business as a single operating unit;
- Combined reports enhance investors' understanding of the Company and the Operating Partnership by enabling them to view the business and its results as a whole and in the same manner as management;
- Combined reports are more efficiently prepared by the Company and the Operating Partnership and result in time and cost efficiencies; and
- Combined reports are more efficiently reviewed by investors and analysts by reducing the amount of duplicate disclosures.

Management operates the Company and the Operating Partnership as one business. The management of the Company is comprised of the same members as the management of the general partner of the Operating Partnership. These individuals are officers of the Company and employees of the Operating Partnership.

The Company believes it is important to understand the few differences between the Company and the Operating Partnership in the context of how these two entities operate as a consolidated company. The Company is a REIT, and its only material asset is its ownership of entities that, in turn, own the partnership interests of the Operating Partnership. As a result, the Company does not conduct business itself, other than owning 100% of the entity that acts as the sole general partner of the Operating Partnership, issuing public equity from time to time and guaranteeing certain debt of the Operating Partnership. The Operating Partnership holds all of the assets and indebtedness of the Company and retains the ownership interests in the Company's joint ventures. Except for net proceeds from public equity issuances by the Company, which are contributed to the Operating Partnership in exchange for partnership units, the Operating Partnership generates all remaining capital required by the Company's business. These sources include the Operating Partnership's operations and its direct or indirect incurrence of indebtedness.

There are a few differences in the disclosures for the Company and the Operating Partnership which are reflected and presented as such in the consolidated footnotes to the financial statements to this Form 10-K. Noncontrolling interests and the presentation of equity are the main areas of difference between the consolidated financial statements of the Company and the Operating Partnership. The Company's consolidated statement of operations reflects a reduction to income for the noncontrolling interests held by the Operating Partnership's unitholders other than the Company (0.3% at December 31, 2012). This annual report on Form 10-K presents the following separate financial information for both the Company and the Operating Partnership:

- Consolidated financial statements;
- The following information in the notes to the consolidated financial statements:
  - Computation of earnings (loss) per share for the Company
  - Computation of earnings (loss) per unit for the Operating Partnership
  - Quarterly financial information (unaudited) for the Company
  - Quarterly financial information (unaudited) for the Operating Partnership

TABLE OF CONTENTS

FINANCIAL INFORMATION

Item No.		Page No.
	PART I	
1.	Business	1
1A.	Risk Factors	7
1B.	Unresolved Staff Comments	18
2.	Properties	18
3.	Legal Proceedings	21
4.	Mine Safety Disclosures	21
X.	Executive Officers of the Registrant	22
	PART II	
5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	23
6.	Selected Financial Data	25
7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	27
7A.	Quantitative and Qualitative Disclosures about Market Risk	54
8.	Financial Statements and Supplementary Data	55
9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	55
9A.	Controls and Procedures	55
9B.	Other Information	55
	PART III	
10.	Directors, Executive Officers and Corporate Governance	56
11.	Executive Compensation	56
12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	56
13.	Certain Relationships and Related Transactions, and Director Independence	56
14.	Principal Accountant Fees and Services	56
	PART IV	
15.	Exhibits and Financial Statement Schedules	57

PART I

ITEM 1. BUSINESS

The Company

Post Properties, Inc. and its subsidiaries develop, own and manage upscale multi-family apartment communities in selected markets in the United States. As used in this report, the term "Company" includes Post Properties, Inc. and its subsidiaries, including Post Apartment Homes, L.P. (the "Operating Partnership"), unless the context indicates otherwise. The Company, through its wholly-owned subsidiaries, is the general partner and owns a majority interest in the Operating Partnership which, through its subsidiaries, conducts substantially all of the on-going operations of the Company. At December 31, 2012, approximately 31.5%, 22.6%, 13.9% and 10.1% (on a unit basis) of the Company's operating communities were located in the Atlanta, Georgia, Dallas, Texas, the greater Washington, D.C. and Tampa, Florida metropolitan areas, respectively. At December 31, 2012, the Company had interests in 22,218 apartment units in 60 communities, including 1,471 apartment units in four communities held in unconsolidated entities and 2,046 apartment units at seven communities currently under development or in lease-up. The Company is also selling luxury for-sale condominium homes in two communities through a taxable REIT subsidiary. The Company is a fully integrated organization with multi-family development, operations and asset management expertise. The Company has approximately 625 employees, 16 of whom are parties to a collective bargaining agreement.

The Company is a self-administrated and self-managed equity real estate investment trust (a "REIT"). A REIT is a legal entity which holds real estate interests and is generally not subject to federal income tax on the income it distributes to its shareholders.

The Company's and the Operating Partnership's executive offices are located at 4401 Northside Parkway, Suite 800, Atlanta, Georgia 30327 and their telephone number is (404) 846-5000. Post Properties, Inc., a Georgia corporation, was incorporated on January 25, 1984, and is the successor by merger to the original Post Properties, Inc., a Georgia corporation, which was formed in 1971. The Operating Partnership is a Georgia limited partnership that was formed in July 1993 for the purpose of consolidating the operating and development businesses of the Company and the Post® apartment portfolio described herein.

The Operating Partnership

The Operating Partnership, through the operating divisions and subsidiaries described below, is the entity through which all of the Company's operations are conducted. At December 31, 2012, the Company, through wholly-owned subsidiaries, controlled the Operating Partnership as the sole general partner and as the holder of 99.7% of the common units in the Operating Partnership (the "Common Units") and 100% of the preferred units (the "Perpetual Preferred Units"). The other limited partners of the Operating Partnership who hold Common Units are those persons who, at the time of the Company's initial public offering, elected to hold all or a portion of their interests in the form of Common Units rather than receiving shares of common stock. Holders of Common Units may cause the Operating Partnership to redeem any of their Common Units for, at the option of the Operating Partnership, either one share of Common Stock or cash equal to the fair market value thereof at the time of such redemption. The Operating Partnership presently anticipates that it will cause shares of common stock to be issued in connection with each such redemption (as has been done in all redemptions to date) rather than paying cash. With each redemption of outstanding Common Units for common stock, the Company's percentage ownership interest in the Operating Partnership will increase. In addition, whenever the Company issues shares of common or preferred stock, the Company will contribute any net proceeds to the Operating Partnership, and the Operating Partnership will issue an equivalent number of Common Units or Perpetual Preferred Units, as appropriate, to the Company.

As the sole shareholder of the Operating Partnership's sole general partner, the Company has the exclusive power under the limited partnership agreement of the Operating Partnership to manage and conduct the business of the Operating Partnership, subject to the consent of a majority of the outstanding Common Units in connection with the sale of all or substantially all of the assets of the Operating Partnership or in connection with a dissolution of the Operating Partnership. The board of directors of the Company manages the affairs of the Operating Partnership by directing the affairs of the Company. In general, the Operating Partnership cannot be terminated, except in connection with a sale of all or substantially all of the assets of the Company, until January 2044 without the approval of each limited partner who received Common Units of the Operating Partnership in connection with the Company's initial public offering. The Company's indirect limited and general partner interests in the Operating Partnership entitle it to share in cash distributions from, and in the profits and losses of, the Operating Partnership in proportion to the Company's percentage interest in the Operating Partnership and indirectly entitle the Company to vote on all matters requiring a vote of the Operating Partnership.

As part of the formation of the Operating Partnership, a holding company, Post Services, Inc. ("Post Services") was organized as a separate corporate subsidiary of the Operating Partnership. Through Post Services and its subsidiaries, the Operating Partnership owns and sells for-sale condominium homes and provides other services to third parties. Post Services is a "taxable REIT subsidiary" as defined in the Internal Revenue Code of 1986, as amended. The Operating Partnership owns 100% of the voting and nonvoting common stock of Post Services, Inc.

Business Strategy

The Company's mission is to deliver superior satisfaction and value to its residents, associates and investors, with a vision to be the first choice in quality multi-family living. Key elements of the Company's business strategy, as may be adjusted from time to time in response to current conditions in the capital markets and the U.S. economy discussed later, are as follows:

Investment, Disposition and Acquisition Strategy
The Company's investment, disposition and acquisition strategy is aimed to achieve a real estate portfolio that has uniformly high quality, low average age properties and cash flow diversification. The Company's plans to achieve its objectives have included reducing its asset concentration in Atlanta, Georgia, while at the same time, building critical mass in other core markets where it may currently lack the portfolio size to achieve operating efficiencies and the full value of the Post® brand.

The Company is focusing on a limited number of major cities and has regional value creation capabilities. The Company has investment and development personnel to pursue acquisitions, development, rehabilitations and dispositions of apartment communities that are consistent with its market strategy. The Company's value creation capabilities include the regional value creation teams in Atlanta, Georgia (focusing on the Southeast and the mid-Atlantic markets and New York, New York) and Dallas, Texas (focusing on the Southwest, currently limited to the Texas market). The Company operates in nine markets as of December 31, 2012; however, the Company's first community in the Raleigh, North Carolina market is currently under construction and is expected to begin delivering units in early 2013.

Key elements of the Company's investment and acquisition strategy include instilling a disciplined team approach to development and acquisition decisions and selecting sites and properties in infill suburban and urban locations in strong primary markets that serve the higher-end multi-family consumer. The Company plans to develop, construct and continually maintain and improve its apartment communities consistent with quality standards management believes are synonymous with the Post® brand. New acquisitions will be limited to properties that meet, or that are expected to be repositioned and improved to meet, its quality and location requirements.

Post® Brand Name Strategy
The Post® brand name has been cultivated for more than 40 years, and its promotion has been integral to the Company's success. Company management believes that the Post® brand name is synonymous with quality upscale apartment communities that are situated in desirable locations and that provide a high level of resident service. The Company believes that it provides its residents with a high level of service, including attractive landscaping and numerous amenities, including controlled access, high-speed connectivity, on-site business centers, on-site courtesy officers, urban vegetable gardens and fitness centers at a number of its communities.

Key elements in implementing the Company's brand name strategy include extensively utilizing the trademarked brand name and coordinating its advertising programs to increase brand name recognition. During recent years, the Company implemented new internet-based marketing, started new customer service programs designed to maintain high levels of resident satisfaction and provided employees and residents new opportunities for community involvement, all intended to enhance what it believes is a valuable asset.

Service and Associate Development Strategy
The Company's service orientation strategy includes utilizing independent third parties to periodically measure resident satisfaction and providing performance incentives to its associates linked to delivering a high level of service and enhancing resident satisfaction. The Company also achieves its objective by investing in the development and implementation of training programs focused on associate development, improving the quality of its operations and the delivery of resident service.

Operating Strategy
The Company's operating strategy includes striving to be an innovator and a leader in anticipating customer needs while achieving operating consistency across its properties. The Company also will continue to explore opportunities to improve processes and technology that drive efficiency in its business.

Financing and Liquidity Strategy
The Company's financing and liquidity strategy has been to maintain a strong balance sheet and to maintain its investment grade credit rating. The Company's plans to achieve its objectives have included generally limiting total effective leverage (debt and preferred equity) as a percentage of undepreciated real estate assets to not more than 55%, generally limiting variable rate indebtedness as a percentage of total indebtedness to not more than 25% and maintaining adequate liquidity through available cash and its unsecured lines of credit. At December 31, 2012, the Company's total effective leverage (debt and preferred equity) as a percentage of undepreciated real estate assets, and its total variable rate indebtedness as a percentage of total indebtedness were below these percentages.

Operating Divisions

The major operating divisions of the Company include Post Apartment Management, Post Construction and Property Services, Post Investment Group and Post Corporate Services. Each of these operating divisions is discussed below.

Post Apartment Management
Post Apartment Management is responsible for the day-to-day operations of all Post® communities including community leasing and property management. Post Apartment Management also conducts short-term corporate apartment leasing activities and is the largest division in the Company (based on the number of employees).

Post Construction and Property Services
Post Construction and Property Services are responsible for overseeing all construction and physical asset maintenance activities of the Company for all Post® communities.

Post Investment Group
Post Investment Group is responsible for all development, acquisition, rehabilitation, disposition, for-sale (condominium) and asset management activities of the Company. For development, this includes site selection, zoning and regulatory approvals and project design. This division is also responsible for apartment community acquisitions as well as property dispositions and strategic joint ventures that the Company undertakes as part of its investment strategy. The division recommends and executes major value added renovations and redevelopments of existing communities.

Post Corporate Services
Post Corporate Services provides executive direction and control to the Company's other divisions and subsidiaries and has responsibility for the creation and implementation of all Company financing, capital and risk management strategies. All accounting, management reporting, compliance, information systems, human resources, personnel recruiting, training and development, legal, security, risk management and insurance services required by the Company and all of its affiliates are centralized in Post Corporate Services.

Operating Segments

The Post Apartment Management division of the Company manages the owned apartment communities based on the operating segments associated with the various stages in the apartment ownership lifecycle. The Company's primary operating segments are described below. In addition to these segments, all commercial properties and other ancillary service and support operations are reviewed and managed separately and in the aggregate by Company management.

- Fully stabilized (same store) communities - those apartment communities which have been stabilized (the earlier of the point at which a property reaches 95% occupancy or one year after completion of construction) for both the current and prior year.

- Communities stabilized during prior year - communities which reached stabilized occupancy in the prior year.

- Development and lease-up communities - those communities that are under development, rehabilitation and in lease-up but were not stabilized by the beginning of the current year, including communities that stabilized during the current year.

- Acquired communities - those communities acquired in the current or prior year.

A summary of segment operating results for 2012, 2011 and 2010 is included in note 15 to the Company's consolidated financial statements. Additionally, segment operating performance for such years is discussed in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this annual report on Form 10-K.

Summary of Investment and Disposition Activity

During the five-year period from January 1, 2008 through December 31, 2012, the Company and its affiliates have developed and completed 1,735 apartment units in five apartment communities and sold eight apartment communities containing an aggregate of 2,697 apartment units (including a joint venture interest in one apartment community consisting of 276 units in 2012). During the same period, the Company acquired two apartment communities containing 587 units. The Company and its affiliates have sold apartment communities after holding them for investment periods that generally range up to twenty years after acquisition or development. The following table shows a summary of the Company's development and sales activity during these periods.

	2012	2011	2010	2009	2008
Units developed and completed	-	-	396	1,032	307
Units acquired	360	227	-	-	-
Units sold	(278) (1)	-	-	(1,325) (5)	(1,093)
Total units completed and owned by the Company and its affiliates (including units held for sale) at year-end	20,172 (2)	20,090 (3)	19,863 (4)	19,467 (6)	19,760 (7)
Total revenues from continuing operations (in thousands)	$ 334,911	$ 305,316	$ 285,138	$ 276,323	$ 281,940

(1) Includes a net decrease of two apartment units to reflect the conversion of two apartment units into commercial space.
(2) Excludes 2,046 units currently under development (including 662 units in lease-up) at December 31, 2012.
(3) Excludes 1,568 units under development at December 31, 2011.
(4) Excludes 642 units under development at December 31, 2010.
(5) Includes a net increase of three apartment units to reflect the addition of three apartment units.
(6) Excludes 396 units under development at December 31, 2009.
(7) Excludes 994 units under development and 435 units in lease-up at December 31, 2008.

Current Development Activity

At December 31, 2012, the Company had 2,046 apartment units in seven communities under development or in lease-up. These communities are summarized in the table below ($ in millions except cost per square foot data).

Community	Location	Number of Units	Estimated Average Unit Size Sq. Ft. (1)	Estimated Retail Sq. Ft. (1)	Estimated Total Cost (2)	Estimated Total Cost Per Sq. Ft. (3)	Costs Incurred as of 12/31/2012	Quarter of First Units Available	Estimated Quarter of Stabilized Occupancy (4)	Percent Leased (5)
Post Carlyle Square™, II	Wash. DC	344	906	—	$ 87.0	$279	$ 83.1	2Q 2012	4Q 2013	55.8%
Post South Lamar™	Austin, TX	298	852	9,263	41.7	159	36.8	3Q 2012	4Q 2013	52.7%
Post Midtown Square®, III	Houston, TX	124	889	10,358	21.8	181	20.0	4Q 2012	4Q 2013	53.2%
Post Lake® at Baldwin Park, III	Orlando, FL	410	960	—	58.6	149	30.2	1Q 2013	3Q 2014	N/A
Post Parkside™ at Wade	Raleigh, NC	397	882	14,908	55.0	151	29.6	1Q 2013	3Q 2014	N/A
Post Richmond Avenue™	Houston, TX	242	857	—	34.3	165	12.6	4Q 2013	4Q 2014	N/A
Post Soho Square™	Tampa, FL	231	880	10,556	39.8	186	7.3	1Q 2014	2Q 2015	N/A
Total		2,046		45,085	$ 338.2		$ 219.6			

(1) Square footage amounts are approximate. Actual square footage may vary.
(2) To the extent that developments contain a retail component, total estimated cost includes estimated first generation tenant improvements and leasing commissions.
(3) The estimated total cost per square foot is calculated using net rentable residential and retail square feet, where applicable. Square footage amounts used are approximate. Actual amounts may vary.
(4) The Company defines stabilized occupancy as the earlier to occur of (i) the attainment of 95% physical occupancy on the first day of any month or (ii) one year after completion of construction.
(5) Represents unit status as of February 15, 2013.

In addition, the Company may commence development activities at more of its existing land sites over the next year or so. Management believes, however, that the timing of such development starts will depend largely on a continued favorable outlook for multi-family apartment rentals and capital market conditions and the U.S. economy. Until such time as additional development activities commence or certain land positions are sold, the Company expects that operating results will be adversely impacted by costs of carrying land held for future investment or sale.

Condominium Activities

At December 31, 2012, the Company was selling for-sale condominium homes in two communities. The Four Seasons Private Residences, Austin (the "Austin Condominium Project") consists of 148 homes, of which three homes were under contract and 129 units were closed as of February 15, 2013. The Company's other condominium project, The Ritz-Carlton Residences, Atlanta Buckhead (the "Atlanta Condominium Project"), consists of 129 homes. There were 19 units under contract and 85 units were closed at the Atlanta Condominium Project at February 15, 2013. Units "under contract" listed above include all units currently under contract. However, the Company has experienced contract terminations in prior condominium projects and may experience additional terminations in connection with existing projects. Accordingly, there can be no assurance that units under contract for sale will actually close. The Company recognized impairment charges in 2010 and prior years to write-down the Company's investments in these two properties to their estimated fair value. These impairment charges are discussed further in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this annual report on Form 10-K.

Competition

All of the Company's apartment and for-sale (condominium) communities are located in developed markets that include other upscale apartments and for-sale (condominium) projects owned by numerous public and private companies. Some of these companies may have substantially greater resources and greater access to capital than the Company, allowing them to grow at rates greater than the Company. The number of competitive upscale apartment and for-sale (condominium) properties and companies in a particular market could have a material effect on the Company's ability to lease apartment units at its apartment communities, including any newly developed or acquired communities, and on the rents charged, and could have a material effect on the Company's ability to sell for-sale (condominium) units and on the selling prices of such units. In addition, other forms of residential properties, including single family housing and town homes, provide housing alternatives to potential residents of upscale apartment communities or potential purchasers of for-sale (condominium) units.

The Company competes for residents in its apartment communities based on its high level of resident service, the quality of its apartment communities (including its landscaping and amenity offerings) and the desirability of its locations. Resident leases at its apartment communities are priced competitively based on market conditions, supply and demand characteristics, and the quality and resident service offerings of its communities. The Company does not seek to compete on the basis of providing the low-cost solution for all residents.

Americans with Disabilities Act and Fair Housing Act

The Company's multi-family housing communities and any newly acquired multi-family housing communities must comply with Title III of the Americans with Disabilities Act (the "ADA") to the extent that such properties are "public accommodations" and/or "commercial facilities" as defined by the ADA. Compliance with the ADA requirements could require removal of structural barriers to handicapped access in certain public areas of the Company's multi-family housing communities where such removal is readily achievable. The ADA does not, however, consider residential properties, such as multi-family housing communities, to be public accommodations or commercial facilities, except to the extent portions of such facilities, such as the leasing office, are open to the public. The Company must also comply with the Fair Housing Act (the "FHA"), which requires that apartment communities first occupied after March 13, 1991 be accessible to persons with disabilities.

Noncompliance with the FHA and ADA could result in the imposition of fines, awards of damages to private litigants, payment of attorneys' fees and other costs to plaintiffs, substantial litigation costs and substantial costs of remediation. Compliance with the FHA could require removal of structural barriers to handicapped access in a community, including the interiors of multi-family housing units covered under the FHA. In addition to the ADA and FHA, state and local laws exist that impact the Company's multi-family housing communities with respect to access thereto by persons with disabilities. Further, legislation or regulations adopted in the future, as well as interpretations of the ADA and FHA by courts, may impose additional burdens or restrictions on the Company with respect to improved access by persons with disabilities. The ADA, FHA, or other existing or new legislation may require the Company to modify its existing properties. These laws may also restrict renovations by requiring improved access to such buildings or may require the Company to add other structural features that increase its construction costs.

In recent years, there has been heightened scrutiny of the multi-family housing industry for compliance with the requirements of the FHA and ADA. In September 2010, the United States Department of Justice (the "DOJ") filed a lawsuit against the Company in the United States District Court for the Northern District of Georgia. The suit alleges various violations of the FHA and the ADA at properties designed, constructed or operated by the Company in the District of Columbia, Virginia, Florida, Georgia, New York, North Carolina and Texas. The plaintiff seeks statutory damages and a civil penalty in unspecified amounts, as well as injunctive relief that includes retrofitting apartments and public use areas to comply with the FHA and the ADA and prohibiting construction or sale of noncompliant units or complexes. The Company filed a motion to transfer the case to the United States District Court for the District of Columbia, where a previous civil case involving alleged violations of the FHA and ADA by the Company was filed and ultimately dismissed. On October 29, 2010, the United States District Court for the Northern District of Georgia issued an opinion finding that the complaint shows that the DOJ's claims are essentially the same as the previous civil case, and, therefore, granted the Company's motion and transferred the DOJ's case to the United States District Court for the District of Columbia. Limited discovery is proceeding. Under the Court's scheduling order, the deadline for completion of discovery is November 2013 and briefing of any dispositive motions would be accomplished by March 2014. Due to the preliminary nature of the litigation, it is not possible to predict or determine the outcome of the legal proceeding, nor is it possible to estimate the amount of loss, if any, that would be associated with an adverse decision.

The Company cannot ascertain the ultimate cost of compliance with the ADA, FHA or other similar state and local legislation and such costs are not likely covered by insurance policies. The cost associated with ongoing litigation or compliance could be substantial and could adversely affect the Company's business, results of operations, cash flows and financial condition.

Environmental Regulations

The Company is subject to federal, state and local environmental laws, ordinances, and regulations that apply to the development of real property, including construction activities, the ownership of real property, and the operation of multi-family apartment and for-sale (condominium) communities.

The Company has instituted a policy that requires an environmental investigation of each property that it considers for purchase or that it owns and plans to develop. The environmental investigation is conducted by a qualified third-party environmental consultant in accordance with recognized industry standards. The environmental investigation report is reviewed by the Company and counsel prior to purchase and/or development of any property. If the environmental investigation identifies evidence of potentially significant environmental contamination that merits additional investigation, sampling of the property is performed by the environmental consultant.

If necessary, remediation or mitigation of contamination, including removal of contaminated soil and/or underground storage tanks, placement of impervious barriers, or creation of land use or deed restrictions, is undertaken either prior to development or at another appropriate time. When performing remediation activities, the Company is subject to a variety of environmental requirements. In some cases, the Company obtains state approval of the selected remediation and mitigation measures by entering into voluntary environmental cleanup programs administered by state agencies.

In developing properties and constructing apartment and for-sale (condominium) communities, the Company utilizes independent environmental consultants to determine whether there are any flood plains, wetlands or other environmentally sensitive areas that are part of the property to be developed. If flood plains are identified, development and construction work is planned so that flood plain areas are preserved or alternative flood plain capacity is created in conformance with federal and local flood plain management requirements. If wetlands or other environmentally sensitive areas are identified, the Company plans and conducts its development and construction activities and obtains the necessary permits and authorizations in compliance with applicable legal standards. In some cases, however, the presence of wetlands and/or other environmentally sensitive areas could preclude, severely limit, or otherwise alter the proposed site development and construction activities.

Storm water discharge from a construction site is subject to the storm water permit requirements mandated under the Clean Water Act. In most jurisdictions, the state administers the permit programs. The Company currently anticipates that it will be able to obtain and materially comply with any storm water permits required for new development. The Company has obtained and is in material compliance with the construction site storm water permits required for its existing development activities.

The Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") and comparable state laws subject the owner or operator of real property or a facility and persons who arranged for off-site disposal activities to claims or liability for the costs of removal or remediation of hazardous substances that are released at, in, on, under, or from real property or a facility. In addition to claims for cleanup costs, the presence of hazardous substances on or the release of hazardous substances from a property or a facility could result in a claim by a private party for personal injury or property damage or could result in a claim from a governmental agency for other damages, including natural resource damages. Liability under CERCLA and comparable state laws can be imposed on the owner or the operator of real property or a facility without regard to fault or even knowledge of the release of hazardous substances and other regulated materials on, at, in, under, or from the property or facility. Environmental liabilities associated with hazardous substances also could be imposed on the Company under other applicable environmental laws, such as the Resource Conservation and Recovery Act (and comparable state laws), or common-law principles. The presence of hazardous substances in amounts requiring response action or the failure to undertake necessary remediation may adversely affect the owner's ability to use or sell real estate or borrow money using such real estate as collateral.

Various environmental laws govern certain aspects of the Company's ongoing operation of its communities. Such environmental laws include those regulating the existence of asbestos-containing materials in buildings, management of surfaces with lead-based paint (and notices to residents about the lead-based paint), use of active underground petroleum storage tanks, and waste-management activities. The failure to comply with such requirements could subject the Company to a government enforcement action and/or claims for damages by a private party.

The Company has not been notified by any governmental authority of any material noncompliance, claim or liability in connection with environmental conditions associated with any of its apartment and for-sale (condominium) communities. The Company has not been notified of a material claim for personal injury or property damage by a private party relating to any of its apartment and for-sale (condominium) communities in connection with environmental conditions. The Company is not aware of any environmental condition with respect to any of its apartment and for-sale (condominium) communities that could be considered to be material.

It is possible, however, that the environmental investigations of the Company's properties might not have revealed all potential environmental liabilities associated with the Company's real property and its apartment and for-sale (condominium) communities or the Company might have underestimated any potential environmental issues identified in the investigations. It is also possible that future environmental laws, ordinances, or regulations or new interpretations of existing environmental laws, ordinances, or regulations will impose material environmental liabilities on the Company; the current environmental conditions of properties that the Company owns or operates will be affected adversely by hazardous substances associated with other nearby properties or the actions of third parties unrelated to the Company; or our residents and/or commercial tenants may engage in activities prohibited by their leases or otherwise expose the Company to liability under applicable environmental laws, ordinances or regulations. The costs of defending any future environmental claims, performing any future environmental remediation, satisfying any such environmental liabilities or responding to any changed environmental conditions could materially adversely affect the Company's financial conditions and results of operations.

Where You Can Find More Information

The Company makes its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to such reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, available (free of charge) on or through its Internet website, located at http://www.postproperties.com, as soon as reasonably practicable after they are filed with or furnished to the SEC.

ITEM 1A. RISK FACTORS
(In thousands, except per share amounts)

The following risk factors apply to the Company and the Operating Partnership. All indebtedness described in the risk factors has been incurred by the Operating Partnership or one of its subsidiaries.

Unfavorable changes in apartment markets and economic conditions could adversely affect occupancy levels and rental rates.

Market and economic conditions in the various metropolitan areas of the United States where the Company operates, particularly Atlanta, Georgia, Dallas, Texas, Tampa, Florida and the greater Washington, D.C. area where a substantial majority of the Company's apartment communities are located, may significantly affect occupancy levels and rental rates and therefore profitability. A lack of economic growth may have a disproportionate impact on the Company as discussed above. In general, factors that may adversely affect market and economic conditions include the following:

- the economic climate, which may be adversely impacted by a reduction in jobs, industry slowdowns and other factors;
- local conditions, such as oversupply of, or reduced demand for, apartment homes;
- declines in household formation;
- favorable residential mortgage rates;
- rent control or stabilization laws, or other laws regulating rental housing, which could prevent the Company from raising rents to offset increases in operating costs; and
- competition from other available apartments and other housing alternatives and changes in market rental rates.

Any of these factors would adversely affect the Company's ability to achieve desired operating results from its communities.

Development and construction risks could impact the Company's profitability.

The Company may develop and construct apartment communities. The Company is currently developing its Post South Lamar™ apartment community in Austin, Texas, its Post Parkside™ at Wade apartment community in Raleigh, North Carolina, a second phase of its Post Carlyle Square™ apartment community in Alexandria, Virginia, a third phase of its Post Midtown Square® apartment community in Houston, Texas, a third phase of its Post Lake® at Baldwin Park apartment community in Orlando, Florida, its Post Richmond Avenue™ community in Houston, Texas and its Post Soho Square™ community in Tampa, Florida. Development activities may be conducted through wholly-owned affiliated companies or through joint ventures with unaffiliated parties. The Company's development and construction activities may be exposed to the following risks:

- the Company may be unable to obtain, or face delays in obtaining, necessary zoning, land-use, building, occupancy, and other required governmental permits and authorizations, which could result in increased development costs;
- the Company may incur construction costs for a property that exceed original estimates due to increased materials, labor or other costs or unforeseen environmental conditions, which could make completion of the property uneconomical, and the Company may not be able to increase rents to compensate for the increase in construction costs;
- the Company may abandon development opportunities that it has already begun to explore, and it may fail to recover expenses already incurred in connection with exploring those opportunities, causing potential impairment losses to be incurred;
- the Company has at times been and may continue to be unable to complete construction and lease-up of a community on schedule and meet financial goals for development projects;
- because occupancy rates and rents at a newly developed community may fluctuate depending on a number of factors, including market and economic conditions, the Company may be unable to meet its profitability goals for that community; and
- land costs and construction costs have been volatile in the Company's markets and may continue to be volatile in the future and, in some cases, the costs of upgrading acquired communities have, and may continue to, exceed original estimates and the Company may be unable to charge rents that would compensate for these increases in costs.

Possible difficulty of selling apartment communities could limit the Company's operational and financial flexibility.

Purchasers may not be willing to pay acceptable prices for apartment communities that the Company wishes to sell. A weak market may limit the Company's ability to change its portfolio promptly in response to changing economic conditions. Furthermore, general uncertainty in the real estate markets may result in conditions where the pricing of certain real estate assets may be difficult due to uncertainty with respect to capitalization rates and valuations, among other things, which may add to the difficulty of potential buyers to obtain financing to acquire such properties on favorable terms or cause potential buyers to not complete acquisitions of such properties. Also, if the Company is unable to sell apartment communities or if it can only sell apartment communities at prices lower than are generally acceptable, then the Company may have to take on additional leverage in order to provide adequate capital to execute its development and construction and acquisitions strategy. Furthermore, a portion of the proceeds from the Company's overall property sales in the future may be held in escrow accounts in order for some sales to qualify as like-kind exchanges under Section 1031 of the Internal Revenue Code of 1986, as amended (the "Code") so that any related capital gain can be deferred for federal income tax purposes. As a result, the Company may not have immediate access to all of the cash flow generated from property sales.

The Company is subject to increased exposure to economic and other competitive factors due to the concentration of its investments in certain markets.

At December 31, 2012, approximately 31.5%, 22.6%, 13.9% and 10.1% (on a unit basis) of the Company's operating communities were located in the Atlanta, Georgia, Dallas, Texas, greater Washington, D.C. and Tampa, Florida metropolitan areas, respectively. The Company's strategy in recent years has focused on reducing its concentration in Atlanta, Georgia and building critical mass in fewer markets. The Company is currently subject to increased exposure to economic and other competitive factors specific to its markets within these geographic areas.

Economic slowdowns in the U.S. and declines in the condominium and single family housing markets may negatively affect the Company's financial condition and results of operations.

There was a significant decline in economic growth, both in the U.S. and globally, that began in 2008 and continued through 2009. Although the real estate development industry and the U.S. economy has seen gradual improvement beginning in 2010, there can be no assurance that market conditions will remain or improve further in the near future. Negative trends may materially and adversely affect the Company's revenues from its apartment communities. The Company's apartment communities compete with lower cost apartments in most markets. The Company's ability to lease its units in these communities at favorable rates, or at all, is dependent upon the overall level of spending, which is affected by, among other things, employment levels, recession, personal debt levels, conditions in the housing market, stock market volatility and uncertainty about the future. The Company may be disproportionately vulnerable to reduced spending arising from any economic downturn as compared to owners of lower cost apartment communities. The rental of excess for-sale condominiums and single family homes in an already competitive multi-family market may also reduce the Company's ability to lease its apartment units and depress rental rates in certain markets.

The excess in for-sale condominiums in the Company's markets also affects the Company's profits in its for-sale condominium business. The market for the Company's for-sale condominium homes depends on an active demand for new for-sale housing and high consumer confidence. Decline in demand, exacerbated by tighter credit standards for home buyers, has led to an oversupply of new for-sale housing in recent years that has affected the price at which the Company is able to sell condominium homes. The Company cannot predict how long demand and other factors in the real estate market will remain at current levels, but if the markets do not significantly improve, the moderate pace of condominium sales and closings could remain during 2013.

Failure to generate sufficient cash flows could affect the Company's debt financing and create refinancing risk.

The Company is subject to the risks normally associated with debt financing, including the risk that its cash flow will be insufficient to make required payments of principal and interest. Although the Company may be able to use cash flow generated by its apartment communities or through the sale of for-sale (condominium) housing to make future principal payments, it may not have sufficient cash flow available to make all required principal payments and still meet the distribution requirements that the Company must satisfy in order to maintain its status as a real estate investment trust or "REIT" for federal income tax purposes. The following factors, among others, may affect the cash flows generated by the Company's apartment communities and through the sale of for-sale (condominium) housing:

- the national and local economies;
- local real estate market conditions, such as an oversupply of apartment homes or competing for-sale (condominium) housing;
- the perceptions by prospective residents or buyers of the safety, convenience and attractiveness of the Company's communities and the neighborhoods in which they are located;
- the Company's ability to provide adequate management, maintenance and insurance for its apartment communities;
- rental expenses for its apartment communities, including real estate taxes, insurance and utilities; and
- the level of mortgage interest rates and its impact on the demand for prospective buyers of for-sale (condominium) housing.

Expenses associated with the Company's investment in apartment communities, such as debt service, real estate taxes, insurance and maintenance costs, are generally not reduced when circumstances cause a reduction in cash flows from operations from that community. If a community is mortgaged to secure payment of debt and the Company is unable to make the mortgage payments, the Company could sustain a loss as a result of foreclosure on the community or the exercise of other remedies by the mortgagor. The Company is likely to need to refinance at least a portion of its outstanding debt as it matures. There is a risk that the Company may not be able to refinance existing debt or that the terms of any refinancing will not be as favorable as the terms of the existing debt. As of December 31, 2012, the Company had outstanding mortgage indebtedness of $402,464, senior unsecured notes of $400,000, unsecured term loan indebtedness of $300,000 and no outstanding borrowings on its unsecured revolving lines of credit. None of the Company's indebtedness matures in 2013 or 2014.

The Company could become more highly leveraged, which could result in an increased risk of default and in an increase in its debt service requirements.

The Company's stated goal is to generally maintain total effective leverage (debt and preferred equity) as a percentage of undepreciated real estate assets to not more than 55%, to generally limit variable rate indebtedness as a percentage of total indebtedness to not more than 25% and to maintain adequate liquidity through the Company's available cash and unsecured lines of credit. At December 31, 2012, the Company's total effective leverage (debt and preferred equity) as a percentage of undepreciated real estate assets and the Company's total variable rate indebtedness as a percentage of total indebtedness were below these percentages. If management adjusts the Company's stated goal in the future, the Company could become more highly leveraged, resulting in an increase in debt service that could adversely affect funds from operations, adversely affect the Company's ability to make expected distributions to its shareholders and the Operating Partnership's ability to make expected distributions to its limited partners and result in an increased risk of default on the obligations of the Company and the Operating Partnership.

In addition, the Company's ability to incur debt is limited by covenants in bank and other credit agreements and in the Company's outstanding senior unsecured notes. The Company manages its debt to be in compliance with its stated policy and with its debt covenants, but the Company may increase the amount of outstanding debt at any time without a concurrent improvement in the Company's ability to service the additional debt. Accordingly, the Company could become more leveraged, resulting in an increased risk of default of its debt covenants or on its debt obligations and in an increase in debt service requirements. Any covenant breach or significant increase in the Company's leverage could materially adversely affect the Company's financial condition and ability to access debt and equity capital markets in the future.

A downgrade in the credit rating of the Company's securities could materially adversely affect the Company's business and financial condition.

The Company's senior unsecured debt is rated investment grade by Standard & Poor's Corporation and Moody's Investors Service. In determining the Company's credit ratings, the rating agencies consider a number of both quantitative and qualitative factors. These factors include earnings, fixed charges such as interest, cash flows, total debt outstanding, total secured debt, off balance sheet obligations and other commitments, total capitalization and various ratios calculated from these factors. The rating agencies also consider predictability of cash flows, business strategy and diversity, property development risks, industry conditions and contingencies. Therefore, deterioration in the Company's operating performance could also cause the Company's investment grade rating to come under pressure. Standard & Poor's Ratings Service corporate credit rating on the Company is BBB with a stable outlook. The Company's corporate credit rating at Moody's Investor Service is currently Baa2 with a stable outlook. There can be no assurance that the Company will be able to maintain its credit ratings or that the Company's credit ratings will not be lowered or withdrawn in their entirety. A negative change in the Company's ratings outlook or any downgrade in the Company's current investment-grade credit ratings by the Company's rating agencies could adversely affect the Company's cost and/or access to sources of liquidity and capital. Additionally, a downgrade could, among other things, significantly increase the costs of borrowing under the Company's unsecured credit lines and bank term loan, adversely impact the Company's ability to obtain unsecured debt or refinance its unsecured credit facilities on competitive terms in the future, or require the Company to take certain actions to support its obligations, any of which would adversely affect the Company's business and financial condition.

If the Company or its subsidiaries defaults on an obligation to repay outstanding indebtedness when due, the default could trigger a cross-default or cross-acceleration under other indebtedness.

If the Company or one of its subsidiaries defaults on its obligations to repay outstanding indebtedness, the default could cause a cross-default or cross-acceleration under other indebtedness and off-balance sheet derivative obligations. A default under the agreements governing the Company's or its subsidiaries' indebtedness, including a default under mortgage indebtedness, revolving lines of credit, bank term loan, or the indenture for the Company's outstanding senior notes, that is not waived by the required lenders or holders of outstanding notes, could trigger cross-default or cross-acceleration provisions under one or more agreements governing the Company's indebtedness and off-balance sheet derivative obligations, which could cause an immediate default or allow the lenders or counterparties to declare all funds borrowed thereunder to be due and payable.

Covenants of the Company's or its subsidiaries' mortgage indebtedness place restrictions on the Company, which reduce operational flexibility and create default risks.

Mortgages on the Company's or its subsidiaries' properties may contain customary negative covenants that, among other things, limit the property owner's ability, without the prior consent of the lender, to further mortgage the property and to reduce or change insurance coverage. If the Company or its subsidiaries were to breach any debt covenants and did not cure the breach within any applicable cure period, its lenders could require the Company to repay the debt immediately, and, if the debt is secured, could immediately begin proceedings to take possession of the property securing the loan. In addition, if a property is mortgaged to secure debt, and the Company is unable to meet the mortgage payments, the holder of the mortgage could foreclose on the property, resulting in loss of income and asset value. Foreclosure on mortgaged properties or an inability to refinance existing indebtedness could materially adversely affect the Company's financial condition and results of operations.

Debt financing may not be available and equity issuances could be dilutive to the Company's shareholders.

The Company's ability to execute its business strategy depends on its access to an appropriate blend of debt financing, including unsecured lines of credit and other forms of secured and unsecured debt, and equity financing, including common and preferred equity.

Debt financing may not be available in sufficient amounts, or on favorable terms or at all. Uncertainty in the credit markets may negatively impact the Company's ability to borrow and refinance existing borrowings at acceptable rates or at all. In addition, if the Company issues additional equity securities through its at-the-market offering program or in one or more registered offerings to finance developments and acquisitions instead of incurring debt, the interests of existing shareholders could be diluted.

The Company may not be able to maintain its current dividend level.

The Company pays regular quarterly dividends to holders of shares of its common stock. Commencing with the dividend paid in July 2012, the Company established a quarterly dividend payment rate to common shareholders of $0.25 per share, previously $0.22 per share. To the extent the Company continues to pay dividends at the current dividend rate, it expects to use cash flows from operations reduced by annual operating capital expenditures to fund the dividend payments to common and preferred shareholders in 2013. The Company expects to use cash and cash equivalents and, if its net cash flows from operations are not sufficient to meet its anticipated dividend payment rate, line of credit borrowings to fund dividend payments in 2013.

The Company's board of directors reviews the dividend quarterly. The Company's dividends can be paid as a combination of cash and stock in order to satisfy the annual distribution requirements applicable to REITs. To the extent that management considers it advisable to distribute gains from any asset sales to shareholders in the form of a special dividend, the Company may pay a portion of such dividend in the form of stock to preserve liquidity.

Future dividend payments by the Company will be paid at the discretion of the board of directors. In evaluating whether to pay any dividends and the level and form of such dividends, the Company anticipates that the board of directors will consider, among other factors, the following:

- funds from our operations, the Company's financial condition and capital requirements in light of the current economic climate and the resulting impact on the Company's business, which may persist in 2013;
- the annual distribution requirements under the REIT provisions of the Code;
- the impact of the payment of any special dividend, including any additional shares issued in connection with a special dividend paid in the form of stock;
- the impact of any additional shares issued in connection with the Company's at-the-market common equity program; and
- other factors that the board of directors deems relevant.

There can be no assurance that the current dividend level will be maintained in future periods.

Unfavorable changes in for-sale (condominium) housing in the Company's markets and general economic conditions could adversely affect the profitability of the Company's for-sale condominium housing business.

Units in the Company's The Four Seasons Private Residences luxury condominium project in Austin, Texas, (the "Austin Condominium Project"), and The Ritz-Carlton Residences, Atlanta, Buckhead luxury condominium project, (the "Atlanta Condominium Project"), became available in the second and third quarters of 2010, respectively. As of February 15, 2013, 129 units had closed, three units were under contract and 16 units remained available for sale at the Austin Condominium Project and 85 units had closed, 19 units were under contract and 25 units remained available for sale at the Atlanta Condominium Project.

The Company's ability to successfully sell remaining for-sale housing in its portfolio and achieve management's economic goals in connection with such sales is subject to various risks and challenges, which if they materialize, may have an adverse effect on the Company's business, results of operations and financial condition. In general, profits realized to date from the Company's sale of condominium homes have been more volatile than the Company's core apartment rental operations. In recent years, there has been weakness in the condominium and single family housing markets due to elevated supplies of such assets, weak consumer confidence, tighter credit standards for home purchases, which the Company believes has negatively impacted the ability of prospective condominium buyers to qualify for mortgage financing, and general weakness in the residential housing market in the U.S. Further, the instability in the global capital markets and a significant decline in economic growth in the U.S. economy in 2008 and 2009 resulted in a decline in demand in the for-sale housing markets. In recent years, pressure on demand, fueled by tighter credit standards for home buyers, led to an oversupply of new for-sale housing that affected the price at which the Company is able to sell condominium homes. In addition, if the Company is unable to sell condominium units, the expenses and carrying costs associated with the ownership of such units continue which could cause the Company to realize losses in future periods. In an effort to reduce its unsold inventory, the Company implemented reduced pricing programs in prior years which resulted in lower condominium profits.

As a result of these factors, the moderate pace of condominium closings continued in 2012. The Company cannot predict how long demand and other factors in the real estate market will remain at current levels, but if the markets continue to be weak or deteriorate further, the moderate pace of condominium sales and closings will remain during 2013. There can be no assurance of the amount or pace of future for-sale condominium sales and closings. To the extent that condominium pricing pressure continues or worsens or the Company is required to hold unsold units longer than anticipated (requiring the Company to continue to pay on-going carrying costs), the profitability of these projects may be materially adversely affected and it could cause the Company to realize impairment losses in future periods.

The Company's real estate assets may be subject to impairment charges.

The Company continually evaluates the recoverability of the carrying value of its real estate assets under generally accepted accounting principles. Factors considered in evaluating impairment of the Company's existing multi-family real estate assets held for investment include significant declines in property operating profits, recurring property operating losses and other significant adverse changes in general market conditions that are considered permanent in nature. Generally, a multi-family real estate asset held for investment is not considered impaired if the undiscounted, estimated future cash flows of the asset over its estimated holding period are in excess of the asset's net book value at the balance sheet date. Assumptions used to estimate annual and residual cash flow and the estimated holding period of such assets require the judgment of management.

In addition, for-sale condominium assets are evaluated for impairment using the methodology for assets held for sale (using discounted projected future cash flows), as construction of these assets is complete and units are ready for their intended use. Thus, should the Company's estimates of discounted future cash flows from completed condominium assets be deemed insufficient to recover the carrying value of those assets in future periods, the Company may be required to recognize future impairment losses on those assets in such periods.

The Company recorded aggregate impairment charges of $34,691 in 2010 to write down the carrying value of its investment in the Austin Condominium Project. The Company also recorded non-cash impairment charges of $400 in 2010 associated with a land parcel in Tampa, Florida. Additionally, the Company recorded aggregate impairment charges of $89,883 in 2010 and 2009 to write-down the carrying value of its investment in the Atlanta Condominium Project and a parcel of adjacent land.

There can be no assurance that the Company will not take additional charges in the future related to the impairment of the Company's assets. The Company's management believes it has applied reasonable estimates and judgments in determining the proper classification of its real estate assets. However, these estimates require the use of estimated market values, which are currently difficult to assess. Should external or internal circumstances change requiring the need to shorten the holding periods or adjust the estimated future cash flows of certain of its assets, the Company could be required to record additional impairment charges. Any future impairment could have a material adverse effect on the Company's results of operations and funds from operations in the period in which the charge is taken.

Increased competition and increased affordability of residential homes could limit the Company's ability to retain its residents, lease apartment homes or increase or maintain rents.

The Company's apartment communities compete with numerous housing alternatives in attracting residents, including other apartment communities and single-family rental homes, as well as owner occupied single and multi-family homes. Competitive housing in a particular area and the increasing affordability of owner occupied single and multi-family homes caused by declining housing prices, mortgage interest rates and government programs to promote home ownership could adversely affect the Company's ability to retain its residents, lease apartment homes and increase or maintain rents.

Limited investment opportunities could adversely affect the Company's growth.

The Company expects that other real estate investors will compete to acquire existing properties and to develop new properties. These competitors include insurance companies, pension and investment funds, developer partnerships, investment companies and other multi-family REITs. This competition could increase prices for properties of the type that the Company would likely pursue, and competitors may have greater resources than the Company. As a result, the Company may not be able to make attractive investments on favorable terms, which could adversely affect its growth.

The Company could be negatively impacted by the condition of Fannie Mae or Freddie Mac and by changes in government support for multi-family housing.

Fannie Mae and Freddie Mac are a major source of financing for multi-family real estate in the United States. The Company utilizes loan programs sponsored by these entities as a key source of capital to finance its growth and its operations. In September 2008, the U.S. government assumed control of Fannie Mae and Freddie Mac and placed both companies into a government conservatorship under the Federal Housing Finance Agency. In December 2009, the U.S. Treasury increased its financial support for these conservatorships. In February 2011, the Obama administration released its blueprint for winding down Fannie Mae and Freddie Mac and for reforming the system of housing finance. Since that time, members of Congress have introduced and Congressional committees have considered a substantial number of bills that include comprehensive or incremental approaches to winding down Fannie Mae and Freddie Mac or changing their purposes, businesses, or operations. A decision by the U.S. government to eliminate or downscale Fannie Mae or Freddie Mac or to reduce government support for multi-family housing more generally may adversely affect interest rates, capital availability, development of multi-family communities and the value of multi-family residential real estate and, as a result, may adversely affect the Company and its growth and operations.

Changing interest rates could increase interest costs and could affect the market price of the Company's securities.

The Company has incurred, and expects to continue to incur, debt bearing interest at rates that vary with market interest rates. Therefore, if interest rates increase, the Company's interest costs will rise to the extent its variable rate debt is not hedged effectively. Further, while the Company's stated goal is to limit variable rate debt to not more than 25% of total indebtedness, management may adjust these levels over time. In addition, an increase in market interest rates may lead purchasers of the Company's securities to demand a higher annual yield, which could adversely affect the market price of the Company's common and preferred stock and debt securities.

Interest rate hedging contracts may be ineffective and may result in material charges.

From time to time when the Company anticipates issuing debt securities, it may seek to limit exposure to fluctuations in interest rates during the period prior to the pricing of the securities by entering into interest rate hedging contracts. The Company may do this to increase the predictability of its financing costs. Also, from time to time, the Company may rely on interest rate hedging contracts to limit its exposure under variable rate debt to unfavorable changes in market interest rates. If the pricing of new debt securities is not within the parameters of, or market interest rates produce a lower interest cost than the Company incurs under, a particular interest rate hedging contract, the contract may be ineffective.

Furthermore, the settlement of interest rate hedging contracts has at times involved and may in the future involve material charges. These charges are typically related to the extent and timing of fluctuations in interest rates. Despite the Company's efforts to minimize its exposure to interest rate fluctuations, the Company may not maintain coverage for all of its outstanding indebtedness at any particular time. If the Company does not effectively protect itself from this risk, it may be subject to increased interest costs resulting from interest rate fluctuations.

Acquired apartment communities may not achieve anticipated results.

The Company may selectively acquire apartment communities that meet its investment criteria. The Company's acquisition activities and their success may be exposed to the following risks:

- an acquired community may fail to achieve expected occupancy and rental rates and may fail to perform as expected;
- the Company may not be able to successfully integrate acquired properties and operations; and
- the Company's estimates of the costs of repositioning or redeveloping the acquired property may prove inaccurate, causing the Company to fail to meet its profitability goals.

Failure to succeed in new markets may limit the Company's growth.

The Company may from time to time commence development activity or make acquisitions outside of its existing market areas if appropriate opportunities arise. The Company's historical experience in its existing markets does not ensure that it will be able to operate successfully in new markets. The Company may be exposed to a variety of risks if it chooses to enter new markets. These risks include, among others:

- an inability to evaluate accurately local apartment market conditions and local economies;
- an inability to obtain land for development or to identify appropriate acquisition opportunities;
- an inability to hire and retain key personnel; and
- lack of familiarity with local governmental and permitting procedures.

Compliance or failure to comply with laws requiring access to the Company's properties by persons with disabilities could result in substantial cost.

The Company's multi-family housing communities and any newly acquired multi-family housing communities must comply with Title III of the Americans with Disabilities Act, or the ADA, to the extent that such properties are "public accommodations" and/or "commercial facilities" as defined by the ADA. Compliance with the ADA requirements could require removal of structural barriers to handicapped access in certain public areas of the Company's multi-family housing communities where such removal is readily achievable. The ADA does not, however, consider residential properties, such as multi-family housing communities to be public accommodations or commercial facilities, except to the extent portions of such facilities, such as the leasing office, are open to the public.

The Company must also comply with the Fair Housing Act, or the FHA, which requires that multi-family housing communities first occupied after March 13, 1991 be accessible to persons of disabilities. Noncompliance with the FHA and ADA could result in the imposition of fines, awards of damages to private litigants, payment of attorneys' fees and other costs to plaintiffs, substantial litigation costs and substantial costs of remediation. Compliance with the FHA could require removal of structural barriers to handicapped access in a community, including the interiors of apartment units covered under the FHA. In addition to the ADA and FHA, state and local laws exist that impact the Company's multi-family housing communities with respect to access thereto by persons with disabilities. Further, legislation or regulations adopted in the future may impose additional burdens or restrictions on the Company with respect to improved access by persons with disabilities. The ADA, FHA, or other existing or new legislation may require the Company to modify its existing properties. These laws may also restrict renovations by requiring improved access to such buildings or may require the Company to add other structural features that increase its construction costs.

Within the past few years, there has been heightened scrutiny of the multi-family housing industry for compliance with the requirements of the FHA and ADA. In September 2010, the United States Department of Justice (the "DOJ") filed a lawsuit against the Company in the United States District Court for the Northern District of Georgia. The suit alleges various violations of the Fair Housing Act ("FHA") and the Americans with Disabilities Act ("ADA") at properties designed, constructed or operated by the Company in the District of Columbia, Virginia, Florida, Georgia, New York, North Carolina and Texas. The plaintiff seeks statutory damages and a civil penalty in unspecified amounts, as well as injunctive relief that includes retrofitting apartments and public use areas to comply with the FHA and the ADA and prohibiting construction or sale of noncompliant units or complexes. The Company filed a motion to transfer the case to the United States District Court for the District of Columbia, where a previous civil case involving alleged violations of the FHA and ADA by the Company was filed and ultimately dismissed. On October 29, 2010, the United States District Court for the Northern District of Georgia issued an opinion finding that the complaint shows that the DOJ's claims are essentially the same as the previous civil case, and, therefore, granted the Company's motion and transferred the DOJ's case to the United States District Court for the District of Columbia. Limited discovery is proceeding. Under the Court's scheduling order, the deadline for completion of discovery is November 2013 and briefing of any dispositive motions would be accomplished by March 2014. Due to the preliminary nature of the litigation, it is not possible to predict or determine the outcome of the legal proceeding, nor is it possible to estimate the amount of loss, if any, that would be associated with an adverse decision.

The Company cannot ascertain the ultimate cost of compliance with the ADA, FHA or other similar state and local legislation and such costs are not likely covered by insurance policies. The cost associated with ongoing litigation or compliance could be substantial and could adversely affect the Company's business, results of operations and financial condition. In addition, in connection with certain property dispositions or formations of strategic joint ventures, the Company may be required to provide indemnification against liabilities associated with the litigation.

Losses from natural catastrophes may exceed insurance coverage.

The Company carries comprehensive liability, fire, flood, extended coverage and rental loss insurance on its properties, which are believed to be of the type and amount customarily obtained on real property assets. The Company intends to obtain similar coverage for properties acquired or developed in the future. However, some losses, generally of a catastrophic nature, such as losses from floods or wind storms, may be subject to limitations. The Company exercises discretion in determining amounts, coverage limits and deductibility provisions of insurance, with a view to maintaining appropriate insurance on its investments at a reasonable cost and on suitable terms; however, the Company may not be able to maintain its insurance at a reasonable cost or in sufficient amounts to protect it against potential losses. Further, the Company's insurance costs could increase in future periods. If the Company suffers a substantial loss, its insurance coverage may not be sufficient to pay the full current market value or current replacement value of the lost investment. Inflation, changes in building codes and ordinances, environmental considerations and other factors also might make it infeasible to use insurance proceeds to replace a property after it has been damaged or destroyed.

Potential liability for environmental contamination could result in substantial costs.

The Company is in the business of owning, operating, developing, acquiring and, from time to time, selling real estate. Under various federal, state and local environmental laws, as a current or former owner or operator, the Company could be required to investigate and remediate the effects of contamination of currently or formerly owned real estate by hazardous or toxic substances, often regardless of its knowledge of or responsibility for the contamination and solely by virtue of its current or former ownership or operation of the real estate. In addition, the Company could be held liable to a governmental authority or to third parties for property and other damages and for investigation and clean-up costs incurred in connection with the contamination. These costs could be substantial, and in many cases environmental laws create liens in favor of governmental authorities to secure their payment. The presence of such substances or a failure to properly remediate any resulting contamination could materially and adversely affect the Company's ability to borrow against, sell or rent an affected property.

Costs associated with moisture infiltration and resulting mold remediation may be costly.

As a general matter, concern about indoor exposure to mold has been increasing as such exposure has been alleged to have a variety of adverse effects on health. As a result, there have been a number of lawsuits in the Company's industry against owners and managers of apartment communities relating to moisture infiltration and resulting mold. Mold growth may be attributed to the use of exterior insulation finishing systems. The Company has implemented guidelines and procedures to address moisture infiltration and resulting mold issues if and when they arise. The terms of the Company's property and general liability policies generally exclude certain mold-related claims. Should an uninsured loss arise against the Company, it would be required to use its funds to resolve the issue, including litigation costs. The Company makes no assurance that liabilities resulting from moisture infiltration and the presence of or exposure to mold will not have a future adverse impact on its business, results of operations and financial condition.

The Company's joint ventures and joint ownership of properties and partial interests in corporations and limited partnerships could limit the Company's ability to control such properties and partial interests.

Instead of purchasing certain apartment communities directly, the Company has invested and may continue to invest as a co-venturer. The Company has also chosen to sell partial interests in certain apartment communities to co-venturers and may continue this strategy in the future. Joint venturers often have shared control over the operations of the joint venture assets. Therefore, it is possible that the co-venturer in an investment might become bankrupt, or have economic or business interests or goals that are inconsistent with the Company's business interests or goals, or be in a position to take action contrary to the Company's instructions, requests, policies or objectives. Consequently, a co-venturer's actions might subject property owned by the joint venture to additional risk. Although the Company seeks to maintain sufficient influence of any joint venture to achieve its objectives, the Company may be unable to take action without the Company's joint venture partners' approval, or joint venture partners could take actions binding on the joint venture without the Company's consent. Additionally, should a joint venture partner become bankrupt, the Company could become liable for such partner's share of joint venture liabilities.

The Company may be unable to renew leases or relet units as leases expire.

When the Company's residents decide not to renew their leases upon expiration, the Company may not be able to relet their units. Even if the residents do renew or the Company can relet the units, the terms of renewal or reletting may be less favorable than current lease terms. Because the majority of the Company's leases are for apartments, they are generally for no more than one year. If the Company is unable to promptly renew the leases or relet the units, or if the rental rates upon renewal or reletting are significantly lower than expected rates, then the Company's results of operations and financial condition will be adversely affected. Consequently, the Company's cash flow and ability to service debt and make distributions to security holders would be reduced.

The Company may fail to qualify as a REIT for federal income tax purposes.

The Company's qualification as a REIT for federal income tax purposes depends upon its ability to meet on a continuing basis, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests and organizational requirements imposed upon REITs under the Code. The Company believes that it has qualified for taxation as a REIT for federal income tax purposes commencing with its taxable year ended December 31, 1993, and plans to continue to meet the requirements to qualify as a REIT in the future. Many of these requirements, however, are highly technical and complex. Therefore, the Company may not have qualified or may not continue to qualify in the future as a REIT. The determination that the Company qualifies as a REIT for federal income tax purposes requires an analysis of various factual matters that may not be totally within the Company's control. Even a technical or inadvertent mistake could jeopardize the Company's REIT status. Furthermore, Congress and the Internal Revenue Service ("IRS") might make changes to the tax laws and regulations, and the courts might issue new decisions that make it more difficult, or impossible, for the Company to remain qualified as a REIT. The Company does not believe, however, that any pending or proposed tax law changes would jeopardize its REIT status.

If the Company were to fail to qualify for taxation as a REIT in any taxable year, and certain relief provisions of the Internal Revenue Code did not apply, the Company would be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates, leaving less money available for distributions to its shareholders. In addition, distributions to shareholders in any year in which the Company failed to qualify would not be deductible by the Company for federal income tax purposes nor would they be required to be made. Unless entitled to relief under specific statutory provisions, the Company also would be disqualified from taxation as a REIT for the four taxable years following the year during which it ceased to qualify as a REIT. It is not possible to predict whether in all circumstances the Company would be entitled to such statutory relief. The Company's failure to qualify as a REIT likely would have a significant adverse effect on the value of its securities.

The Operating Partnership may fail to be treated as a partnership for federal income tax purposes.

Management believes that the Operating Partnership qualifies, and has so qualified since its formation, as a partnership for federal income tax purposes and not as a publicly traded partnership taxable as a corporation. No assurance can be provided, however, that the IRS will not challenge the treatment of the Operating Partnership as a partnership for federal income tax purposes or that a court would not sustain such a challenge. If the IRS were successful in treating the Operating Partnership as a corporation for federal income tax purposes, then the taxable income of the Operating Partnership would be taxable at regular corporate income tax rates. In addition, the treatment of the Operating Partnership as a corporation would cause the Company to fail to qualify as a REIT. See "The Company may fail to qualify as a REIT for federal income tax purposes" above.

The Company's shareholders may not be able to effect a change of control.

The articles of incorporation and bylaws of the Company and the partnership agreement of the Operating Partnership contain a number of provisions that could delay, defer or prevent a transaction or a change of control that might involve a premium price for the Company's shareholders or otherwise be in their best interests, including the following:

Preferred shares. The Company's articles of incorporation provide that the Company has the authority to issue up to 20,000 shares of preferred stock, of which 868 were outstanding as of December 31, 2012. The board of directors has the authority, without the approval of the shareholders, to issue additional shares of preferred stock and to establish the preferences and rights of such shares. The issuance of preferred stock could have the effect of delaying or preventing a change of control of the Company, even if a change of control were in the shareholders' interest.

Consent Rights of the Unitholders. Under the partnership agreement of the Operating Partnership, the Company may not merge or consolidate with another entity unless the merger includes the merger of the Operating Partnership, which requires the approval of the holders of a majority of the outstanding units of the Operating Partnership. If the Company were to ever hold less than a majority of the units, this voting requirement might limit the possibility for an acquisition or a change of control.

Ownership Limit. One of the requirements for maintenance of the Company's qualification as a REIT for federal income tax purposes is that no more than 50% in value of its outstanding capital stock may be owned by five or fewer individuals, including entities specified in the Internal Revenue Code, during the last half of any taxable year. To facilitate maintenance of its qualification as a REIT for federal income tax purposes, the ownership limit under the Company's articles of incorporation prohibits ownership, directly or by virtue of the attribution provisions of the Internal Revenue Code, by any person or persons acting as a group of more than 6.0% of the issued and outstanding shares of the Company's common stock, subject to certain exceptions, including an exception for shares of common stock held by the Company's former chairman and former vice chairman and certain investors for which the Company has waived the ownership limit. Together, these limitations are referred to as the "ownership limit." Further, the Company's articles of incorporation include provisions allowing it to stop transfers of its shares and to redeem its shares that are intended to assist the Company in complying with these requirements.

The Company may experience increased costs arising from health care reform.

In March 2010, the United States government enacted comprehensive health care reform legislation which, among other things, includes guaranteed coverage requirements, eliminates pre-existing condition exclusions and annual and lifetime maximum limits, restricts the extent to which policies can be rescinded and imposes new and significant taxes on health insurers and health care benefits. The legislation imposes implementation effective dates extending through 2020, and many of the changes require additional guidance from government agencies or federal regulations. Therefore, due to the phased-in nature of the implementation and the lack of interpretive guidance, in some cases, it is difficult to determine at this time what impact the health care reform legislation will have on the Company's financial results. Possible adverse effects of the health reform legislation include increased costs, exposure to expanded liability and requirements for the Company to revise ways in which it provides healthcare and other benefits to its employees. In addition, the Company's results of operations, financial position and cash flows could be materially adversely affected.

A breach of the Company's privacy or information security systems could materially adversely affect the Company's business and financial condition.

Privacy and information security risks have generally increased in recent years because of the proliferation of new technologies and the increased sophistication and activities of perpetrators of cyber attacks. As a result, privacy and information security and the continued development and enhancement of the controls and processes designed to protect the Company's systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority for the Company.

The Company's business requires it to use and store customer and employee personal identifying information. This may include names, addresses, phone numbers, email addresses, contact preferences, tax identification numbers, and payment account information. The collection and use of personal identifying information is governed by federal and state laws and regulations. Privacy and information security laws continue to evolve and may be inconsistent from one jurisdiction to another. Compliance with all such laws and regulations may increase the Company's operating costs and adversely impact the Company's ability to market the Company's properties and services.

The Company devotes significant resources to network security to protect the Company's systems and data. The Company's security measures include user names and passwords to access Company information technology systems. The Company also uses encryption and authentication technologies to secure the transmission and storage of data. These security measures, however, cannot provide absolute security. They may be compromised as a result of third-party security breaches, employee error, malfeasance, faulty password management, or other irregularity, and result in persons obtaining unauthorized access to company data or accounts. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to enhance the Company's information security measures and/or to investigate and remediate any information security vulnerabilities. Regardless, the Company may experience a breach of the Company's systems and may be unable to protect sensitive data. Moreover, if a computer security breach affects the company's systems or results in the unauthorized release of personal identifying information, the Company's reputation and brand could be materially damaged and materially adversely affect the Company's business. The Company also may be exposed to a risk of loss or litigation and possible liability, which could result in a material adverse effect on the Company's business, results of operations and financial condition.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

At December 31, 2012, the Company owned 57 Post® multi-family apartment communities, including three communities in lease-up and four communities held in unconsolidated entities. These communities are summarized below by metropolitan area.

Metropolitan Area	Communities	# of Units	% of Total
Atlanta, GA	16	6,609	31.5%
Dallas, TX	15	4,725	22.6%
Greater Washington, D.C.	7	2,914	13.9%
Tampa, FL	4	2,111	10.1%
Charlotte, NC	5	1,748	8.3%
Houston, TX	2	961	4.6%
Austin, TX	4	935	4.5%
Orlando, FL	2	598	2.9%
New York, NY	2	337	1.6%
	57	20,938	100.0%

Thirty-seven of the communities have in excess of 300 apartment units, with the largest community having a total of 1,334 apartment units. The average age of the communities is approximately 13.1 years. The average economic occupancy rate was 96.0% and 95.6% for 2012 and 2011, respectively, and the average monthly rental rate per apartment unit was $1,353 and $1,274, respectively, for the 50 communities stabilized for 2012 and 2011. See "Selected Financial Information."

At December 31, 2012, the Company had 2,046 apartment units in seven communities currently under development or in lease-up. Three communities in lease-up totaling 766 apartment units are included in the table above and the community information on pages 19 and 20.

At December 31, 2012, the Company, through a taxable REIT subsidiary, was selling condominium homes in two ground-up luxury condominium projects and had 66 units under contract and available for sale. There can be no assurances that units under contract will actually close.

COMMUNITY INFORMATION

Market / Submarket / Community	Year Completed/Year of Substantial Renovations	No. of Units	December 2012 Average Rental Rates Per Unit	2012 Average Economic Occ. (1)
Atlanta				
Buckhead / Brookhaven				
Post Alexander™	2008	307	$ 1,656	95.8%
Post Brookhaven®	1990-1992 (3)	735	1,058	96.8%
Post Chastain®	1990/2008	558	1,172	97.2%
Post Collier Hills® (2)	1997	396	1,063	96.5%
Post Gardens®	1998	397	1,238	96.5%
Post Glen®	1997	314	1,242	97.0%
Post Lindbergh® (2)	1998	396	1,114	97.1%
Post Peachtree Hills®	1992-1994/2009 (3)	300	1,331	95.8%
Post Stratford™ (4)	2000	250	1,287	96.7%
Dunwoody				
Post Crossing®	1995	354	1,128	97.3%
Emory Area				
Post Briarcliff™	1999	688	1,199	96.5%
Midtown				
Post Parkside™	2000	188	1,459	96.4%
Post Renaissance®	1992-1994(3)	342	1,073	96.3%
Northwest Atlanta				
Post Crest® (2)	1996	410	1,048	96.7%
Post Riverside®	1998	522	1,495	96.4%
Post Spring™	2000	452	1,033	96.1%
Subtotal/Average – Atlanta		6,609	1,202	96.6%
Dallas				
North Dallas				
Post Addison Circle™	1998-2000(3)	1,334	1,060	95.0%
Post Eastside™	2008	435	1,145	94.5%
Post Legacy	2000	384	1,033	95.8%
Post Sierra at Frisco Bridges™	2009	268	1,101	94.6%
Uptown Dallas				
Post Abbey™	1996	34	1,897	98.3%
Post Cole's Corner™	1998	186	1,166	96.9%
Post Gallery™	1999	34	2,782	97.3%
Post Heights™	1998-1999/2009(3)	368	1,324	95.4%
Post Katy Trail™	2010	227	1,619	96.1%
Post Meridian™	1991	133	1,313	95.8%
Post Square™	1996	216	1,280	96.5%
Post Uptown Village™	1995-2000(3)	496	1,101	96.9%
Post Vineyard™	1996	116	1,153	96.5%
Post Vintage™	1993	160	1,187	96.9%
Post Worthington™	1993/2008	334	1,430	94.7%
Subtotal/Average – Dallas		4,725	1,192	95.6%
Austin				
Post Barton Creek™	1998	160	1,667	96.7%
Post Park Mesa™	1992	148	1,399	97.1%
Post South Lamar™ (5)	2012	298	1,597	N/A
Post West Austin™	2009	329	1,415	95.3%
Subtotal/Average – Austin (5)		935	1,475	96.1%

COMMUNITY INFORMATION

Market / Submarket / Community	Year Completed/Year of Substantial Renovations	No. of Units	December 2012 Average Rental Rates Per Unit	2012 Average Economic Occ. (1)
Houston				
Post Midtown Square®	1999	529	$ 1,300	97.0%
Post Midtown Square® – Phase III (5)	2012	124	1,787	N/A
Post Rice Lofts™ (4)	1998	308	1,503	95.3%
Subtotal/Average – Houston (5)		961	1,375	96.3%
Tampa				
Post Bay at Rocky Point™	1997	150	1,395	97.1%
Post Harbour Place™	1999-2002 (3)	578	1,479	97.9%
Post Hyde Park®	1996-2008	467	1,435	97.4%
Post Rocky Point®	1996-1998 (3)	916	1,248	95.0%
Subtotal/Average – Tampa		2,111	1,363	96.6%
Orlando				
Post Lake® at Baldwin Park	2004-2007 (3)	350	1,536	97.0%
Post Parkside™	1999	248	1,456	98.1%
Subtotal/Average – Orlando		598	1,503	97.4%
Charlotte				
Post Ballantyne	2004	323	1,141	95.1%
Post Gateway Place™	2000	436	1,089	95.6%
Post Park at Phillips Place®	1998	402	1,342	96.4%
Post South End™	2009	360	1,349	95.8%
Post Uptown Place™	2000	227	1,131	97.2%
Subtotal/Average – Charlotte		1,748	1,215	96.0%
Washington D.C.				
Maryland				
Post Fallsgrove	2003	361	1,743	96.3%
Post Park®	2010	396	1,613	95.2%
Virginia				
Post Carlyle Square™	2006	205	2,414	96.7%
Post Carlyle Square™ – Phase II (5)	2012	344	2,528	N/A
Post Corners at Trinity Centre	1996	336	1,604	96.2%
Post Pentagon Row ™	2001	504	2,339	94.5%
Post Tysons Corner ™	1990	499	1,743	93.5%
Washington D.C.				
Post Massachusetts Avenue ™ (2)	2002	269	3,135	96.0%
Subtotal/Average – Washington, D.C. (5)		2,914	2,021	95.3%
New York City				
Post Luminaria ™	2002	138	3,829	97.0%
Post Toscana ™	2003	199	3,888	94.7%
Subtotal/Average – New York City		337	3,864	95.7%
Total		20,938	$ 1,391	96.0%

(1) Average economic occupancy is defined as gross potential rent less vacancy losses, model expenses and bad debt divided by gross potential rent for the period, expressed as a percentage.
(2) These communities are owned in unconsolidated entities.
(3) These dates represent the respective completion dates for multiple phases of a community.
(4) The Company has a leasehold interest in the land underlying these communities.
(5) These communities, or portions thereof, are in lease-up, therefore the average economic occupancy information is not included above. As such, the respective market average economic occupancy and market average rental rate totals exclude these communities.

ITEM 3. LEGAL PROCEEDINGS

In September 2010, the United States Department of Justice (the "DOJ") filed a lawsuit against the Company in the United States District Court for the Northern District of Georgia. The suit alleges various violations of the Fair Housing Act ("FHA") and the Americans with Disabilities Act ("ADA") at properties designed, constructed or operated by the Company in the District of Columbia, Virginia, Florida, Georgia, New York, North Carolina and Texas. The plaintiff seeks statutory damages and a civil penalty in unspecified amounts, as well as injunctive relief that includes retrofitting apartments and public use areas to comply with the FHA and the ADA and prohibiting construction or sale of noncompliant units or complexes. The Company filed a motion to transfer the case to the United States District Court for the District of Columbia, where a previous civil case involving alleged violations of the FHA and ADA by the Company was filed and ultimately dismissed. On October 29, 2010, the United States District Court for the Northern District of Georgia issued an opinion finding that the complaint shows that the DOJ's claims are essentially the same as the previous civil case, and, therefore, granted the Company's motion and transferred the DOJ's case to the United States District Court for the District of Columbia. Limited discovery is proceeding. Under the Court's scheduling order, the deadline for completion of discovery is November 2013 and briefing of any dispositive motions would be accomplished by March 2014. Due to the preliminary nature of the litigation, it is not possible to predict or determine the outcome of the legal proceeding, nor is it possible to estimate the amount of loss, if any, that would be associated with an adverse decision.

The Company is involved in various other legal proceedings incidental to their business from time to time, most of which are expected to be covered by liability or other insurance. Management of the Company believes that any resolution of pending proceedings or liability to the Company which may arise as a result of these various other legal proceedings will not have a material effect on the Company's results of operations, cash flow or financial position.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable

ITEM X. EXECUTIVE OFFICERS OF THE REGISTRANT

The persons who are executive officers of the Company and its affiliates and their positions as of February 15, 2013 are as follows:

NAME	POSITIONS AND OFFICES HELD
David P. Stockert	President and Chief Executive Officer
Christopher J. Papa	Executive Vice President and Chief Financial Officer
Sherry W. Cohen	Executive Vice President and Corporate Secretary
Charles A. Konas	Executive Vice President, Construction and Property Services
S. Jamie Teabo	Executive Vice President, Property Management
Arthur J. Quirk	Senior Vice President and Chief Accounting Officer

The following is a biographical summary of the experience of the executive officers of the Company:

David P. Stockert. Mr. Stockert is the President and Chief Executive Officer of the Company. Mr. Stockert has been the Chief Executive Officer since July 2002. From January 2001 to June 2002, Mr. Stockert was President and Chief Operating Officer. From July 1999 to October 2000, Mr. Stockert was Executive Vice President of Duke Realty Corporation, a publicly traded real estate Company. From June 1995 to July 1999, Mr. Stockert was Senior Vice President and Chief Financial Officer of Weeks Corporation, also a publicly traded real estate Company that was a predecessor by merger to Duke Realty Corporation. From August 1990 to May 1995, Mr. Stockert was an investment banker in the Real Estate Group at Dean Witter Reynolds Inc. (now Morgan Stanley). Mr. Stockert is 50 years old.

Christopher J. Papa. Mr. Papa has been an Executive Vice President and Chief Financial Officer of the Company since December 2003. Prior to joining the Company, he was an audit partner at BDO Seidman, LLP from June 2003 to November 2003, the Chief Financial Officer at Plast-O-Matic Valves, Inc., a privately-held company, from June 2002 to June 2003, and until June 2002, an audit partner at Arthur Andersen LLP where he was employed for over 10 years. Mr. Papa is a Certified Public Accountant. Mr. Papa is 47 years old.

Sherry W. Cohen. Ms. Cohen has been with the Company for twenty-eight years. Since October 1997, she has been an Executive Vice President of the Company and is responsible for oversight of all legal matters of the Company and risk management. Since April 1990, Ms. Cohen has also been Corporate Secretary. She was a Senior Vice President with Post Corporate Services from July 1993 to October 1997. Prior thereto, Ms. Cohen was a Vice President of Post Properties, Inc. since April 1990. Ms. Cohen is 58 years old.

Charles A. Konas. Mr. Konas has been an Executive Vice President, Construction and Property Services of the Company since January 2010 responsible for construction management and property maintenance. Mr. Konas served as Executive Vice President, Construction/Development from January 2007 to January 2010 and as Senior Vice President, Construction/Development from October 2004 to January 2007. Prior to joining the Company, Mr. Konas was a Senior Vice President with Carter & Associates, a leading regional full service real estate firm, from May 1998 to October 2004. Mr. Konas is 54 years old.

S. Jamie Teabo. Ms. Teabo has been with the Company for twenty-six years. Since February 2010, she has been an Executive Vice President, Property Management of the Company responsible for the management and leasing operations of the Company's apartment communities. She was a Senior Vice President in the property management division of the Company from 1998 to 2010. Prior thereto, Ms. Teabo was a Group Vice President in the property management division of the Company since 1995. Ms. Teabo is a Certified Property Manager and a member of the Institute of Real Estate Management. Ms. Teabo is 49 years old.

Arthur J. Quirk. Mr. Quirk has been a Senior Vice President and Chief Accounting Officer of the Company since January 2003. Mr. Quirk served as the Company's Vice President and Chief Accounting Officer from March 2001 to December 2002. From July 1999 to March 2001, Mr. Quirk was Vice President and Controller of Duke Realty Corporation, a publicly traded real estate Company. From December 1994 to July 1999, Mr. Quirk was the Vice President and Controller of Weeks Corporation, also a publicly traded real estate Company that was a predecessor by merger to Duke Realty Corporation. Mr. Quirk is a Certified Public Accountant. Mr. Quirk is 54 years old.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

(In thousands, except per share, shares/units and shareholder/unitholder amounts)

The Company's common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "PPS." The following table sets forth the quarterly high and low prices per share reported on the NYSE, as well as the quarterly dividends declared per share:

Quarter	High	Low	Dividends Declared
2011			
First Quarter	$ 39.29	$ 34.95	$ 0.20
Second Quarter	42.20	37.51	0.20
Third Quarter	44.37	34.68	0.22
Fourth Quarter	44.99	32.18	0.22
2012			
First Quarter	$ 47.05	$ 41.95	$ 0.22
Second Quarter	50.83	44.59	0.25
Third Quarter	52.98	47.54	0.25
Fourth Quarter	50.70	46.17	0.25

On February 15, 2013, the Company had 1,348 common shareholders of record and 54,566,350 shares of common stock outstanding.

The Company pays regular quarterly dividends to holders of shares of its common stock. Future dividend payments by the Company will be paid at the discretion of the board of directors and will depend on the actual funds from operations of the Company, the Company's financial condition and capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code of 1986, as amended and other factors that the board of directors deems relevant. For a discussion of the Company's credit agreements and their restrictions on dividend payments, see note 4 to the consolidated financial statements.

During 2012, the Company did not sell any unregistered securities.

There is no established public trading market for the Common Units. On February 15, 2013, the Operating Partnership had 17 holders of record of Common Units and 143,328 Common Units outstanding, excluding the 54,566,350 of Common Units owned by the Company.

For each quarter during 2012 and 2011, the Operating Partnership paid a cash distribution, per unit, to holders of Common Units equal in amount to the dividends paid, per share, on the Company's common stock for such quarter.

During 2012, the Operating Partnership did not sell any unregistered securities.

In the fourth quarter of 2012, the Company's board of directors adopted a stock and notes repurchase program under which the Company may repurchase up to $200,000 of common or preferred stock and unsecured notes from time to time until December 31, 2014. In 2011, the Company fully redeemed its Series B preferred stock at its liquidation value of $49,571 under its previous repurchase program. The Company did not repurchase any common or preferred stock in the three months ended December 31, 2012.

Equity compensation plan information

The following table presents information as of December 31, 2012 about our common stock that may be issued under the Company's Amended and Restated 2003 Incentive Stock Plan. As of December 31, 2012, there were outstanding stock grants subject to forfeiture for 65,382 shares which are not reflected in the table.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (per share)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column 1)
Equity compensation plans approved by security holders:			
Amended and Restated 2003 Incentive Stock Plan (1)(2)	685,079	$33.80	1,791,701
Total	685,079	33.80	1,791,701
Equity compensation plans not approved by security holders:	N/A	N/A	N/A
Total	685,079	$33.80	1,791,701

(1) The term for all outstanding options and SARs is ten years from the date of grant.

(2) The Amended and Restated 2003 Incentive Stock Plan applies share counting on a fungible basis, which means that stock grants will count against the total shares available under the plan as 2.7 shares for every one share issued, while options will count against the total shares available as one share for every one share issued on the exercise of an option and SARs will count against the total shares available as one share for each share with respect to which the appreciation in the SAR is based if the SAR is settled in shares (as distinguished from one share for each share issued in satisfaction of the SAR). Shares issued that are forfeited will be added back to the total shares available on the same fungible basis. However, shares tendered by a participant or withheld by us to pay the exercise price of options or to satisfy any tax withholding obligation with respect to an award, and shares that are not issued in connection with the stock settlement of the SAR when the SAR is exercised, will not be added back to the shares authorized under the plan.

ITEM 6. SELECTED FINANCIAL DATA

Post Properties, Inc.
(In thousands, except per share and apartment unit data)

	Year ended December 31,				
	2012	2011	2010	2009	2008
STATEMENT OF OPERATIONS DATA					
Revenues					
Rental	$ 315,176	$ 286,518	$ 268,090	$ 260,048	$ 266,204
Other	19,735	18,798	17,048	16,275	15,736
Total revenues	$ 334,911	$ 305,316	$ 285,138	$ 276,323	$ 281,940
Income (loss) from continuing operations (1)	$ 84,291	$ 25,595	$ (6,991)	$ (95,727)	$ (96,147)
Income from discontinued operations (2)	-	-	-	84,238	87,777
Net income (loss)	84,291	25,595	(6,991)	(11,489)	(8,370)
Noncontrolling interests, net	(352)	(129)	31	8,266	(282)
Dividends to preferred shareholders and redemption costs	(3,688)	(6,212)	(7,547)	(7,637)	(7,637)
Net income (loss) available to common shareholders	$ 80,251	$ 19,254	$ (14,507)	$ (10,860)	$ (16,289)
PER COMMON SHARE DATA					
Income (loss) from continuing operations (net of preferred dividends) - basic	$ 1.49	$ 0.38	$ (0.30)	$ (2.10)	$ (2.35)
Income from discontinued operations - basic	-	-	-	1.86	1.98
Net income (loss) available to common shareholders - basic	1.49	0.38	(0.30)	(0.24)	(0.37)
Income (loss) from continuing operations (net of preferred dividends) - diluted	$ 1.48	$ 0.38	$ (0.30)	$ (2.10)	$ (2.35)
Income from discontinued operations - diluted	-	-	-	1.86	1.98
Net income (loss) available to common shareholders - diluted	1.48	0.38	(0.30)	(0.24)	(0.37)
Dividends declared	0.97	0.84	0.80	0.80	1.55
Weighted average common shares outstanding - basic	53,821	50,420	48,483	45,179	44,009
Weighted average common shares outstanding - diluted	54,131	50,808	48,483	45,179	44,009
BALANCE SHEET DATA					
Real estate, before accumulated depreciation	$ 3,034,633	$ 2,842,534	$ 2,734,889	$ 2,731,911	$ 2,679,344
Real estate, net of accumulated depreciation	2,191,708	2,075,517	2,042,375	2,106,520	2,083,151
Total assets	2,363,364	2,139,064	2,114,779	2,177,429	2,252,655
Total indebtedness	1,102,464	970,443	1,033,249	992,760	1,112,913
Total redeemable common units	7,159	6,840	6,192	3,402	4,410
Total equity	1,119,620	1,047,523	967,295	1,016,053	995,850
OTHER DATA					
Cash flow provided by (used in):					
Operating activities	$ 134,190	$ 102,384	$ 77,111	$ 69,263	$ 81,161
Investing activities	(145,015)	(94,940)	(22,320)	(24,871)	21,727
Financing activities	116,440	(16,449)	(46,049)	(106,517)	(38,973)
Total stabilized communities (at end of period)	56	56	55	51	51
Total stabilized apartment units (at end of period)	20,172	20,090	19,863	18,435	18,785
Average economic occupancy (fully stabilized communities) (3)	96.0%	95.9%	95.3%	94.0%	94.4%

(1) Income (loss) from continuing operations in 2012 included a net gain of $6,055 on the sale of an apartment community held in an unconsolidated entity, partially offset by losses on the early extinguishment of indebtedness of $4,318. Income (loss) from continuing operations in 2011 included a net loss on the early extinguishment of indebtedness of $6,919. Income (loss) from continuing operations in 2010 included consolidated impairment charges of $35,091 and impairment charges from an unconsolidated entity of $5,492, partially offset by consolidated nonrecurring gains on the extinguishment of debt of $2,845 and $23,596 from an unconsolidated entity. Income (loss) from continuing operations in 2009 included consolidated impairment charges of $9,658 and impairment charges from an unconsolidated entity of $74,733, severance charges of $4,764 and a net loss on the early extinguishment of indebtedness of $3,317. Income (loss) from continuing operations in 2008 included impairment charges and write-off of pursuit costs of approximately $90,558, severance charges of approximately $5,540, strategic review costs of approximately $8,161 as well as casualty losses of approximately $2,764.

(2) Reflects gains and operating results of communities held for sale and sold in the applicable years.

(3) Calculated based on fully stabilized communities as defined for each year (unadjusted for the impact of assets designated as held for sale in subsequent years). Average economic occupancy is defined as gross potential rent less vacancy losses, model expenses and bad debt divided by gross potential rent for the period, expressed as a percentage. The calculation of average economic occupancy does not include a deduction for net concessions and employee discounts (average economic occupancy, taking account of these amounts, would have been 95.3%, 95.1%, 94.2%, 92.8% and 93.5% for 2012, 2011, 2010, 2009 and 2008, respectively). Net concessions were $1,159, $1,338, $1,842, $2,045 and $1,229 for 2012, 2011, 2010, 2009 and 2008, respectively. Employee discounts were $855, $732, $711, $749 and $744 for 2012, 2011, 2010, 2009 and 2008, respectively. A community is considered by the Company to have achieved stabilized occupancy on the earlier to occur of (i) attainment of 95% physical occupancy on the first day of any month, or (ii) one year after completion of construction.

Post Apartment Homes, L.P.
(In thousands, except per unit and apartment unit data)

	Year ended December 31,				
	2012	2011	2010	2009	2008
STATEMENT OF OPERATIONS DATA					
Revenues					
Rental	$ 315,176	$ 286,518	$ 268,090	$ 260,048	$ 266,204
Other	19,735	18,798	17,048	16,275	15,736
Total revenues	$ 334,911	$ 305,316	$ 285,138	$ 276,323	$ 281,940
Income (loss) from continuing operations (1)	$ 84,291	$ 25,595	$ (6,991)	$ (95,727)	$ (96,147)
Income from discontinued operations (2)	-	-	-	84,238	87,777
Net income (loss)	84,291	25,595	(6,991)	(11,489)	(8,370)
Noncontrolling interests, net	(135)	(67)	(20)	8,218	(395)
Distributions to preferred unitholders and redemption costs	(3,688)	(6,212)	(7,547)	(7,637)	(7,637)
Net income (loss) available to common unitholders	$ 80,468	$ 19,316	$ (14,558)	$ (10,908)	$ (16,402)
PER COMMON UNIT DATA					
Income (loss) from continuing operations (net of preferred distributions) - basic	$ 1.49	$ 0.38	$ (0.30)	$ (2.10)	$ (2.35)
Income from discontinued operations - basic	-	-	-	1.86	1.98
Net income (loss) available to common unitholders - basic	1.49	0.38	(0.30)	(0.24)	(0.37)
Income (loss) from continuing operations (net of preferred distributions) - diluted	$ 1.48	$ 0.38	$ (0.30)	$ (2.10)	$ (2.35)
Income from discontinued operations - diluted	-	-	-	1.86	1.98
Net income (loss) available to common unitholders - diluted	1.48	0.38	(0.30)	(0.24)	(0.37)
Distributions declared	0.97	0.84	0.80	0.80	1.55
Weighted average common units outstanding - basic	53,968	50,584	48,655	45,382	44,316
Weighted average common units outstanding - diluted	54,278	50,972	48,655	45,382	44,316
BALANCE SHEET DATA					
Real estate, before accumulated depreciation	$ 3,034,633	$ 2,842,534	$ 2,734,889	$ 2,731,911	$ 2,679,344
Real estate, net of accumulated depreciation	2,191,708	2,075,517	2,042,375	2,106,520	2,083,151
Total assets	2,363,364	2,139,064	2,114,779	2,177,429	2,252,655
Total indebtedness	1,102,464	970,443	1,033,249	992,760	1,112,913
Total redeemable common units	7,159	6,840	6,192	3,402	4,410
Total equity	1,119,620	1,047,523	967,295	1,016,053	995,850
OTHER DATA					
Cash flow provided by (used in):					
Operating activities	$ 134,190	$ 102,384	$ 77,111	$ 69,263	$ 81,161
Investing activities	(145,015)	(94,940)	(22,320)	(24,871)	21,727
Financing activities	116,440	(16,449)	(46,049)	(106,517)	(38,973)
Total stabilized communities (at end of period)	56	56	55	51	51
Total stabilized apartment units (at end of period)	20,172	20,090	19,863	18,435	18,785
Average economic occupancy (fully stabilized communities) (3)	96.0%	95.9%	95.3%	94.0%	94.4%

(1) Income (loss) from continuing operations in 2012 included a net gain of $6,055 on the sale of an apartment community held in an unconsolidated entity, partially offset by losses on the early extinguishment of indebtedness of $4,318. Income (loss) from continuing operations in 2011 included a net loss on the early extinguishment of indebtedness of $6,919. Income (loss) from continuing operations in 2010 included consolidated impairment charges of $35,091 and impairment charges from an unconsolidated entity of $5,492, partially offset by consolidated nonrecurring gains on the extinguishment of debt of $2,845 and $23,596 from an unconsolidated entity. Income (loss) from continuing operations in 2009 included consolidated impairment charges of $9,658 and impairment charges from an unconsolidated entity of $74,733, severance charges of $4,764 and a net loss on the early extinguishment of indebtedness of $3,317. Income (loss) from continuing operations in 2008 included impairment charges and write-off of pursuit costs of approximately $90,558, severance charges of approximately $5,540, strategic review costs of approximately $8,161 as well as casualty losses of approximately $2,764.

(2) Reflects gains and operating results of communities held for sale and sold in the applicable years.

(3) Calculated based on fully stabilized communities as defined for each year (unadjusted for the impact of assets designated as held for sale in subsequent years). Average economic occupancy is defined as gross potential rent less vacancy losses, model expenses and bad debt divided by gross potential rent for the period, expressed as a percentage. The calculation of average economic occupancy does not include a deduction for net concessions and employee discounts (average economic occupancy, taking account of these amounts, would have been 95.3%, 95.1%, 94.2%, 92.8% and 93.5% for 2012, 2011, 2010, 2009 and 2008, respectively). Net concessions were $1,159, $1,338, $1,842, $2,045 and $1,229 for 2012, 2011, 2010, 2009 and 2008, respectively. Employee discounts were $855, $732, $711, $749 and $744 for 2012, 2011, 2010, 2009 and 2008, respectively. A community is considered by the Operating Partnership to have achieved stabilized occupancy on the earlier to occur of (i) attainment of 95% physical occupancy on the first day of any month, or (ii) one year after completion of construction.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (In thousands, except apartment unit data)

Company Overview

Post Properties, Inc. and its subsidiaries develop, own and manage upscale multi-family communities in selected markets in the United States. As used in this report, the term "Company" includes Post Properties, Inc. and its subsidiaries, including Post Apartment Homes, L.P. (the "Operating Partnership"), unless the context indicates otherwise. The Company, through its wholly-owned subsidiaries is the general partner and owns a majority interest in the Operating Partnership which, through its subsidiaries, conducts substantially all of the on-going operations of the Company. At December 31, 2012, the Company had interests in 22,218 apartment units in 60 communities, including 1,471 apartment units in four communities held in unconsolidated entities and 2,046 apartment units at seven communities currently under development or in lease-up. The Company is also selling luxury for-sale condominium homes in two communities through a taxable REIT subsidiary. At December 31, 2012, approximately 31.5%, 22.6%, 13.9% and 10.1% (on a unit basis) of the Company's operating communities were located in the Atlanta, Georgia, Dallas, Texas, the greater Washington, D.C. and Tampa, Florida metropolitan areas, respectively.

The Company has elected to qualify and operate as a self-administrated and self-managed real estate investment trust ("REIT") for federal income tax purposes. A REIT is a legal entity which holds real estate interests and is generally not subject to federal income tax on the income it distributes to its shareholders.

At December 31, 2012, the Company owned approximately 99.7% of the common limited partnership interests ("Common Units") in the Operating Partnership. Common Units held by persons other than the Company represented a 0.3% common minority interest in the Operating Partnership.

Operations Overview

The following discussion provides an overview of the Company's operations, and should be read in conjunction with the more full discussion of the Company's operating results, liquidity and capital resources and risk factors reflected elsewhere in this Form 10-K.

Property Operations

A gradually improving economy in the United States, favorable demographics and a relatively modest new supply of multi-family units to date during the recent real estate cycle have contributed to improved apartment fundamentals in the Company's markets since 2010. As a result, year-over-year same store revenues and net operating income ("NOI") increased by 7.0% and 8.7%, respectively, in 2012, as compared to 2011. The Company's operating results for 2012 and its outlook for 2013 are more fully discussed in the "Results of Operations" and "Outlook" sections below. The Company's outlook for 2013 is based on the expectation that economic and employment conditions will continue to gradually improve. However, there continues to be significant risks and uncertainty in the economy and the unemployment rate continues to be higher than normal. If the economic recovery was to stall or U.S. economic conditions were to worsen, the Company's operating results would be adversely affected. Furthermore, development of new multi-family rental units has continued to increase, and over time, the Company expects that this will increase the competitive supply of rental units in the markets in which it operates.

Acquisition Activity

In July 2012, the Company acquired Post South End™, a 360-unit apartment community located in Charlotte, North Carolina for a purchase price of approximately $74,000. The community was completed in 2009, and also includes 7,612 square feet of retail space. In December 2011, the Company acquired Post Katy Trail™, a 227-unit apartment community located in Uptown Dallas, Texas for a purchase price of $48,500. The community was completed in 2010 and includes 9,080 square feet of retail space. Operating results for 2012 and 2011 include revenues of $7,101 and $117, respectively, and net operating income of $4,207 and $70, respectively, from these communities.

Development Activity

The Company is currently developing seven communities: (1) the second phase of its Post Carlyle Square™ apartment community in Alexandria, Virginia, planned to consist of 344 apartment units with a total estimated development cost of approximately $87,000, which began delivering units in the second quarter of 2012 and was 55.8% leased as of February 15, 2013, (2) its Post South Lamar™ apartment community in Austin, Texas, planned to consist of 298

(In thousands, except per share or unit and apartment unit data)

apartment units and approximately 9,263 square feet of retail space with a total estimated development cost of approximately $41,700 which began delivering units in the third quarter of 2012 and was 52.7% leased as of February 15, 2013, (3) the third phase of its Post Midtown Square® apartment community in Houston, Texas, planned to consist of 124 apartment units and approximately 10,358 square feet of retail space with a total estimated development cost of approximately $21,800 which began leasing units in the fourth quarter of 2012 and was 53.2% leased as of February 15, 2013, (4) its third phase of its Post Lake® at Baldwin Park apartment community in Orlando, Florida, planned to consist of 410 luxury apartment units with a total estimated development cost of approximately $58,600, (5) its Post Parkside™ at Wade apartment community, which marks the Company's first development in Raleigh, North Carolina, planned to consist of 397 apartment units, and approximately 14,908 square feet of retail space, with a total estimated development cost of approximately $55,000, (6) its Post Richmond Avenue™ apartment community in Houston, Texas, planned to consist of 242 apartment units with an estimated development cost of approximately $34,300 and (7) its Post Soho Square™ apartment community in Tampa, Florida, planned to consist of 231 apartment units and approximately 10,556 square feet of retail space with a total estimated development cost of approximately $39,800. The square footage amounts are approximate and actual amounts may vary. The Company currently expects to utilize available cash, available borrowing capacity under its unsecured bank credit facilities, or other indebtedness, as well as net proceeds from on-going condominium sales and its at-the-market common equity sales program to fund future estimated construction expenditures.

In addition, the Company may commence development activities at more of its existing land sites over the next year or so. Management believes, however, that the timing of such development starts will depend largely on a continued favorable outlook for multi-family apartment rentals, capital market conditions and the U.S. economy. Until such time as additional development activities commence or certain land positions are sold, the Company expects that operating results will be adversely impacted by costs of carrying land held for future investment or sale. There can be no assurance that land held for investment will be developed in the future or at all. Although the Company does not believe that any impairment exists at December 31, 2012, should the Company change its expectations regarding the timing and projected undiscounted future cash flows expected from land held for future investment, or the estimated fair value of its assets, the Company could be required to recognize impairment losses in future periods.

Condominium Activity

The Company has two luxury condominium development projects which began closing sales of completed units in 2010: The Ritz-Carlton Residences, Atlanta Buckhead (the "Atlanta Condominium Project"), consisting of 129 units, and the Four Seasons Private Residences, Austin (the "Austin Condominium Project"), consisting of 148 units. The Company does not expect to further engage in the for-sale condominium business in future periods, other than with respect to completing the sell-out of units at these two projects. The Company's intention over time is to liquidate its investment in these two condominium projects and to redeploy the invested capital back into its core apartment business.

The Company's investment in for-sale condominium housing exposes the Company to additional risks and challenges, including potential future losses or additional impairments, which could have an adverse impact on the Company's business, results of operations and financial condition. See Item 1A, "Risk Factors" in this Form 10-K for a discussion of these and other Company risk factors. Specifically, the condominium market has been adversely impacted in recent years by the overall weakness in the U.S. economy and residential housing markets, and tighter credit markets for home purchasers, which the Company believes has negatively impacted the ability of some prospective condominium buyers to qualify for mortgage financing. These conditions resulted in the Company recording impairment charges in 2010 and 2009 at its two luxury condominium projects as described below. Although certain of the above-described condominium market conditions remain, the Company has noted that the pace of condominium sales activity has increased moderately during 2012 and is expected to persist into 2013.

As of February 15, 2013, the Company had three units under contract and 129 units closed at the Austin Condominium Project and had 19 units under contract and 85 units closed at the Atlanta Condominium Project. Units "under contract" include all units currently under contract. However, the Company has experienced contract terminations in these and other condominium projects when units become available for delivery and may experience additional terminations in connection with these projects. Accordingly, there can be no assurance that units under contract will actually close.

(In thousands, except per share or unit and apartment unit data)

At December 31, 2012, the Company's investment in these two condominium projects totaled $23,281 as reflected on its consolidated balance sheet.

Risk of future condominium impairment losses
The Company recorded impairment losses in prior years related to the Austin Condominium Project and the Atlanta Condominium Project. The Company recorded a $34,691 impairment charge in 2010 at the Austin Condominium Project and, in the aggregate, recorded $89,883 of impairment charges in 2009 and 2010 at the Atlanta Condominium Project and an adjacent land site. The Company evaluated the fair value of the Austin Condominium Project and the Atlanta Condominium Project as of December 31, 2012, and determined that no additional impairment existed as of that date. The model assumptions used to determine the fair value of these projects were based on current cash flow projections over the remaining expected sell-out periods and using market discount rates, which reflect the current status of sales, sales prices and other market factors at each of the condominium projects. There can be no assurance that the Company's cash flow projections will not change in future periods and that the estimated fair value of the Austin Condominium Project and the Atlanta Condominium Project will not change materially as a consequence, causing the Company to possibly record additional impairment charges in future periods.

The following discussion should be read in conjunction with the selected financial data and with all of the accompanying consolidated financial statements appearing elsewhere in this report. This discussion is combined for the Company and the Operating Partnership as their results of operations and financial condition are substantially the same except for the effect of the 0.3% weighted average common minority interest in the Operating Partnership. See the summary financial information in the section below titled, "Results of Operations."

Disclosure Regarding Forward-Looking Statements

Certain statements made in this report, and other written or oral statements made by or on behalf of the Company, may constitute "forward-looking statements" within the meaning of the federal securities laws. In addition, the Company, or the executive officers on the Company's behalf, may from time to time make forward-looking statements in reports and other documents the Company files with the Securities Exchange Commission (SEC) or in connection with oral statements made to the press, potential investors or others. Statements regarding future events and developments and the Company's future performance, as well as management's expectations, beliefs, plans, estimates or projections relating to the future, are forward-looking statements within the meaning of these laws. Forward-looking statements include statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "plans," "estimates," "should," or similar expressions. Examples of such statements in this report include expectations regarding economic conditions, the Company's anticipated operating results in 2013, expectations regarding future impairment charges, expectations regarding engagement in the for-sale condominium business, anticipated sales of for-sale condominium homes, including expectations regarding demand for for-sale housing and gains (losses) on for-sale housing sales activity, anticipated construction and development activities (including projected costs, timing and anticipated potential sources of financing of future development activities), expectations regarding cash flows from operating activities, expected costs of development, investment, interest and other expenses, expectations regarding the use of proceeds from, outstanding borrowings under and effective interest rates under the Company's unsecured term loan and revolving credit facilities, expectations regarding compensation costs for stock-based compensation, expectations regarding the delivery of apartment units at lease-up communities, the Company's expected debt levels, the expected prepayment of indebtedness, expectations regarding the availability of additional capital, unsecured and secured financing, the anticipated dividend level in 2013 and expectations regarding the source of funds for payment of the dividend, expectations regarding the Company's ability to execute its 2013 business plan and to meet short-term and long-term liquidity requirements, including capital expenditures, development and construction expenditures, land and apartment community acquisitions, dividends and distributions on its common and preferred equity and debt service requirements and long-term liquidity requirements including maturities of long-term debt and acquisition and development activities, the Company's expectations regarding asset acquisitions and sales in 2013, the Company's expectations regarding the use of joint venture arrangements, expectations regarding the Company's at-the-market common equity program and the use of proceeds thereof, expectations regarding the DOJ matter and the outcome of and insurance coverage for other legal proceedings, and expectations regarding the Company's ability to maintain its REIT status under the Internal Revenue Code. Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on beliefs and assumptions of the Company's management, which in turn are based on currently available information. Important assumptions relating to the forward-looking statements include, among others, assumptions regarding the market for the Company's apartment communities, demand for apartments in the markets in which it operates, competitive conditions and general economic conditions. These assumptions could prove inaccurate. The forward-looking statements also involve risks and uncertainties, which could cause actual results to differ materially from those contained in any forward-looking statement. Many of these factors are beyond the Company's ability to control or predict. Such factors include, but are not limited to, the following:

- The success of the Company's business strategies described on pages 2 to 3 of the Company's Form 10-K;
- Conditions affecting ownership of residential real estate and general conditions in the multi-family residential real estate market;
- Uncertainties associated with the Company's real estate development and construction;
- Uncertainties associated with the timing and amount of apartment community sales;
- Exposure to economic and other competitive factors due to market concentration;
- Future local and national economic conditions, including changes in job growth, interest rates, the availability of mortgage and other financing and related factors;
- The Company's ability to generate sufficient cash flows to make required payments associated with its debt financing;
- The effects of the Company's leverage on its risk of default and debt service requirements;
- The impact of a downgrade in the credit rating of the Company's securities;
- The effects of a default by the Company or its subsidiaries on an obligation to repay outstanding indebtedness, including cross-defaults and cross-acceleration under other indebtedness or the responsibility for recourse guarantees;
- The effects of covenants of the Company's or its subsidiaries' mortgage indebtedness on operational flexibility and default risks;
- Uncertainties associated with the global capital markets, including the continued availability of traditional sources of capital and liquidity and related factors;
- The effects of any decision by the government to eliminate Fannie Mae or Freddie Mac or reduce government support for apartment mortgage loans;
- The Company's ability to maintain its current dividend level;
- Uncertainties associated with the Company's for-sale condominium housing business, including the timing and volume of condominium sales;
- The impact of any additional charges the Company may be required to record in the future related to any impairment in the carrying value of its assets;
- The impact of competition on the Company's business, including competition for residents in the Company's apartment communities and buyers of the Company's for-sale condominium homes and development locations;
- The Company's ability to compete for limited investment opportunities;
- The effect of changes in interest rates and the effectiveness of interest rate hedging contracts;
- The success of the Company's acquired apartment communities;
- The Company's ability to succeed in new markets;
- The costs associated with compliance with laws requiring access to the Company's properties by persons with disabilities;
- The impact of the Company's ongoing litigation with the U.S. Department of Justice ("DOJ") regarding the Americans with Disabilities Act and the Fair Housing Act (including any award of compensatory or punitive damages or injunctive relief requiring the Company to retrofit apartments or public use areas or prohibiting the sale of apartment communities or condominium units) as well as the impact of other litigation;
- The effects of losses from natural catastrophes in excess of insurance coverage;
- Uncertainties associated with environmental and other regulatory matters;
- The costs associated with moisture infiltration and resulting mold remediation;
- The Company's ability to control joint ventures, properties in which it has joint ownership and corporations and limited partnership in which it has partial interests;
- The Company's ability to renew leases or relet units as leases expire;
- The Company's ability to continue to qualify as a REIT under the Internal Revenue Code;
- The Operating Partnership's ability to continue to be treated as a partnership under the Internal Revenue Code;

(In thousands, except per share or unit and apartment unit data)

- The effects of changes in accounting policies and other regulatory matters detailed in the Company's filings with the Securities and Exchange Commission;
- Increased costs arising from health care reform;
- Any breach of the Company's privacy or information security systems; and
- Other factors, including the risk factors discussed in Item 1A of the Company's Form 10-K.

Management believes these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. Further, forward-looking statements speak only as of the date they are made, and management undertakes no obligation to update publicly any of them in light of new information or future events.

Critical Accounting Policies

In the preparation of financial statements and in the determination of Company operating performance, the Company utilizes certain significant accounting policies and these accounting policies are discussed in note 1 to the Company's consolidated financial statements. As the Company is in the business of developing, owning and managing apartment communities and selling for-sale condominiums, its critical accounting policies relating to cost capitalization, asset impairment evaluation and revenue and profit recognition of for-sale condominium activities are subject to significant management estimates and judgments.

For communities under development or rehabilitation, the Company capitalizes interest, real estate taxes, and certain internal personnel and associated costs directly related to apartment communities under development and construction. Interest capitalized to projects under development or construction can fluctuate significantly from year to year based on the level of projects under development or construction and to a lesser extent, changes in the weighted average interest rate used in the calculation. In 2012, 2011 and 2010, the Company capitalized interest totaling $5,534, $3,000 and $6,927, respectively. The increase in capitalized interest in 2012 primarily relates to its pipeline of seven apartment communities being developed. The weighted average interest rate used in the calculation of the capitalized interest amounts was 5.4%, 6.0% and 6.3% in 2012, 2011 and 2010, respectively and, as a result, was not the primary driver of the changes in interest capitalization discussed above. In 2013, the Company anticipates decreased interest capitalization over 2012 levels due to the substantial completion of construction at three of the Company's development communities. The Company expects to start additional development communities in 2013; however, the starts are generally expected to occur in the second half of the year. The average interest rate expected to be used in the interest capitalization calculation in 2013 is expected to be somewhat lower than in 2012 which will also serve to lower interest capitalization amounts in 2013. Lower average capitalization rates in 2013 result from debt refinancing activities in 2012 that lowered the Company's effective interest rates on its total indebtedness (see note 4 to the consolidated financial statements). Due to the predominately fixed rate nature of the Company's debt, future increases or decreases in short-term interest rates are not expected to have a significant impact on the weighted average interest rate used for interest capitalization purposes. Future increases in short-term and long-term interest rates over time would cause an increase in the weighted average rate used for capitalization and could cause interest amounts capitalized to increase.

Internal personnel and associated costs are capitalized to the projects under development or construction based upon the effort associated with such projects. The increase in the Company's aggregate apartment projects under development has led to increased capitalization of such costs from 2010 to 2012. In 2012, 2011 and 2010, the Company capitalized $3,755, $2,854 and $719, respectively, and expensed $1,317, $1,161 and $2,415, respectively, of development personnel and associated costs. The Company expects capitalization of development personnel and associated costs to development projects to be lower in 2013 due to lower aggregate developments under construction in 2013, as three development communities had reached substantial completion of construction by the end of 2012, and since new 2013 development starts are generally expected to occur in the second half of 2013.

The Company continually evaluates the recoverability of the carrying value of its real estate assets using the methodology summarized in its accounting policies (see note 1 to the consolidated financial statements). Under current accounting literature, the evaluation of the recoverability of the Company's real estate assets requires the judgment of Company management in the determination of the future cash flows expected from the assets and the estimated holding period for

(In thousands, except per share or unit and apartment unit data)

the assets. The Company uses market capitalization rates to determine the estimated residual value of its real estate assets and, generally, takes a long-term view of the holding period of its assets unless specific facts and circumstances warrant shorter holding periods (expected sales, departures from certain geographic markets, etc.). The Company considers a real estate asset held for investment as impaired if the undiscounted, estimated future cash flows of the asset (both the annual estimated cash flow from future operations and the estimated cash flow from the asset's eventual sale) over its expected holding period are less than the asset's net book value. For real estate assets held for sale, if any, the Company recognizes impairment losses if an asset's net book value is in excess of its estimated fair value, less costs to sell. At December 31, 2012, management believed it had applied reasonable estimates and judgments in determining the proper classification of its real estate assets and determined that no impairment existed. See notes 1, 8 and 14 to the consolidated financial statements for a further discussion of the Company's methodologies for determining the fair value of the Company's real estate assets and for a further discussion of impairment charges recorded in 2010. Should external or internal circumstances change requiring the need to shorten the holding periods or adjust the estimated future cash flows of certain of the Company's assets, the Company could be required to record impairment charges in the future.

In addition, for-sale condominium assets are evaluated for impairment using the methodology for assets held for sale (using discounted projected future cash flows). The Company currently owns two luxury condominium assets with a book value of $23,281 at December 31, 2012. These projects were substantially completed and began delivering and closing for-sale condominium homes in 2010. See the "Operations Overview" section of this Management's Discussion and Analysis of Financial Condition and Results of Operations and notes 3 and 8 to the consolidated financial statements for a discussion of the impairment analysis and the charges of $34,691 in 2010 related to the Austin Condominium Project as well as for a discussion of the impairment analysis and the charges of $5,492 and $76,317 (net of noncontrolling interests of $8,074) related to the Atlanta Condominium Project and adjacent land recorded in 2010 and 2009, respectively. As discussed in the "Operations Overview" above, the Company may be required to record additional impairment charges in connection with these condominium projects in future years if the Company's projections of future discounted cash flows were to indicate in a future quarter that the carrying value of the assets is not deemed recoverable.

Under ASC Topic 360-20, "Plant Property and Equipment – Real Estate Sales," the Company uses the relative sales value method to allocate costs and recognize profits from condominium sales. Under the relative sales value method, estimates of aggregate project revenues and aggregate project costs are used to determine the allocation of project cost of sales and the resulting profit in each accounting period. In subsequent periods, project cost of sale allocations and profits are adjusted to reflect changes in the actual and estimated costs and revenues of each project. Unexpected increases or decreases in estimated project revenues and project costs could cause future cost of sale and profit margin amounts recognized in the financial statements to be different than the amounts recognized in prior periods. As the Company continues the sell-out of two luxury condominium communities in future periods, changes in estimates of this nature could have a significant impact on reported future results from operations.

Results of Operations

The following discussion of results of operations should be read in conjunction with the consolidated statements of operations, the accompanying selected financial data and the community operations/segment performance information included below.

The Company's revenues and earnings from continuing operations are generated primarily from the operation of its apartment communities. For purposes of evaluating comparative operating performance, the Company categorizes its operating apartment communities based on the period each community reaches stabilized occupancy. The Company generally considers a community to have achieved stabilized occupancy on the earlier to occur of (1) attainment of 95% physical occupancy on the first day of any month or (2) one year after completion of construction.

For the year ended December 31, 2012, the Company's portfolio of operating apartment communities, excluding four communities held in unconsolidated entities, consisted of the following: (1) 50 communities that were completed and stabilized for all of 2012 and 2011 (same store communities), (2) one community and a portion of two communities in lease-up during 2012, and (3) two communities acquired in 2012 and 2011. There were no apartment communities classified as held for sale in discontinued operations at December 31, 2012.

(In thousands, except per share or unit and apartment unit data)

The Company has adopted an accounting policy related to communities in the lease-up stage whereby substantially all operating expenses (including pre-opening marketing, and management and leasing personnel expenses) are expensed as incurred. During the lease-up phase, the sum of interest expense on completed units and other operating expenses (including pre-opening marketing, management and leasing personnel expenses) will initially exceed rental revenues, resulting in a "lease-up deficit," which continues until such time as rental revenues exceed such expenses. The lease-up deficits in 2012, 2011 and 2010 were approximately $1,985, $0 and $4,838, respectively.

In order to evaluate the operating performance of its communities for the comparative years listed below, the Company has presented financial information which summarizes the rental and other revenues, property operating and maintenance expenses (excluding depreciation and amortization) and net operating income on a comparative basis for all of its operating communities and for its stabilized operating communities. Net operating income is a supplemental non-GAAP financial measure. The Company believes that the line on the Company's consolidated statement of operations entitled "net income" is the most directly comparable GAAP measure to net operating income. Net operating income is reconciled to GAAP net income in the financial information accompanying the tables. The Company believes that net operating income is an important supplemental measure of operating performance for a REIT's operating real estate because it provides a measure of the core operations, rather than factoring in depreciation and amortization, financing costs and general and administrative expenses. This measure is particularly useful, in the opinion of the Company, in evaluating the performance of geographic operations, operating segment groupings and individual properties. Additionally, the Company believes that net operating income, as defined, is a widely accepted measure of comparative operating performance in the real estate investment community.

Comparison of the year ended December 31, 2012 to the year ended December 31, 2011

The operating performance from continuing operations for all of the Company's apartment communities summarized by segment for 2012 and 2011 is summarized as follows:

	Year ended December 31,		
	2012	2011	% Change
Rental and other property revenues			
Fully stabilized communities (1)	$ 302,132	$ 282,376	7.0%
Development and lease-up communities	1,779	-	100.0%
Acquired communities (2)	7,101	117	5969.2%
Other property segments (3)	23,049	21,905	5.2%
	334,061	304,398	9.7%
Property operating and maintenance expenses (excluding depreciation and amortization)			
Fully stabilized communities (1)	115,789	110,877	4.4%
Development and lease-up communities	1,784	-	100.0%
Acquired communities (2)	2,894	47	6057.4%
Other property segments, including corporate management expenses (4)	23,211	21,486	8.0%
	143,678	132,410	8.5%
Property net operating income (5)	$ 190,383	$ 171,988	10.7%
Capital expenditures (6)			
Annually recurring:			
Carpet	$ 3,392	$ 3,050	11.2%
Other	12,778	12,554	1.8%
Total	$ 16,170	$ 15,604	3.6%
Periodically recurring	$ 8,115	$ 8,452	(4.0)%
Average apartment units in service	18,721	18,122	3.3%

(1) Communities which reached stabilization prior to January 1, 2011.
(2) Communities acquired subsequent to January 1, 2011.

(In thousands, except per share or unit and apartment unit data)

(3) Other property segment revenues include revenues from commercial properties, revenues from furnished apartment rentals above the unfurnished rental rates and any property revenue not directly related to property operations. Other property segment revenues exclude other corporate revenues of $850 and $918 in 2012 and 2011, respectively.

(4) Other expenses include expenses associated with commercial properties, furnished apartment rentals and certain indirect central office operating expenses related to management and community maintenance. In 2012 and 2011, corporate property management expenses were $11,645 and $10,658, respectively.

(5) A reconciliation of property net operating income to GAAP net income is detailed below:

	Year ended December 31,	
	2012	2011
Fully stabilized community NOI	$186,343	$171,499
Property NOI from other operating segments	4,040	489
Consolidated property NOI	190,383	171,988
Add (subtract):		
Interest income	393	1,021
Other revenues	850	918
Depreciation	(80,145)	(75,263)
Interest expense	(46,419)	(56,791)
Amortization of deferred financing costs	(2,695)	(2,797)
General and administrative	(16,342)	(16,100)
Investment and development	(1,317)	(1,161)
Other investment costs	(1,401)	(1,435)
Gains on condominium sales activities, net	36,273	10,514
Equity in income of unconsolidated real estate entities, net	7,995	1,001
Other income, net	1,034	619
Net loss on extinguishment of indebtedness	(4,318)	(6,919)
Net income	$ 84,291	$ 25,595

(6) In addition to those expenses which relate to property operations, the Company incurs annually recurring and periodically recurring expenditures relating to acquiring new assets, materially enhancing the value of an existing asset, or substantially extending the useful life of an existing asset, all of which are capitalized. Recurring capital expenditures are those that are generally expected to be incurred on an annual basis. Periodically recurring capital expenditures are those that generally occur less frequently than on an annual basis.

The Operating Partnership reported net income available to common unitholders of $80,468 in 2012, compared to $19,316 in 2011. The Company reported net income available to common shareholders of $80,251 in 2012, compared to $19,254 in 2011. As discussed below, the additional income between periods primarily reflects increased net operating income from fully stabilized communities, increased net operating income from lease-up and acquisition communities, increased gains on condominium sales, increased equity in earnings from unconsolidated entities resulting primarily from the gain on the sale of an unconsolidated apartment community and lower interest expense between periods.

Rental and other revenues from property operations increased $29,663 or 9.7% from 2011 to 2012 primarily due to increased revenues from the Company's fully stabilized communities of $19,756 or 7.0% and increased revenues of $6,984 from acquisition communities and increased revenues of $1,779 from development and lease-up communities. The revenue increase from fully stabilized communities is discussed more fully below. The revenue increase from acquisition communities in 2012 reflects the acquisition of one apartment community in December 2011 and one community in July 2012. The revenue increase from development and lease-up communities reflects the lease-up of portions of three communities as apartment units were completed in 2012. The remaining revenue increase of $1,144 primarily reflects increased revenues from commercial properties due to the acquisition of additional retail space at the mixed-use communities acquired in December 2011 and July 2012 and due to the lease-up of recently developed commercial space.

Property operating and maintenance expenses (exclusive of depreciation and amortization) increased $11,268 or 8.5% from 2011 to 2012 primarily due to increased expenses from fully stabilized communities of $4,912 or 4.4%, increased expenses of $2,847 from acquisition communities, increased expenses of $1,784 from development and lease-up communities and increased expenses in other segment expense, including corporate property management expenses, of $1,725 or 8.0%. The expense increase from fully stabilized communities is discussed below. The expense increase from acquisition communities reflects the acquisition of one apartment community in December 2011 and one community in July 2012. The expense increase from lease-up communities reflects the initial personnel and marketing costs associated

(In thousands, except per share or unit and apartment unit data)

with the initial lease-up of portions of three development communities. The expense increase from other property segments primarily reflects increased corporate property management expenses of $987 resulting from modest increases in annual salaries and estimated cash incentive plan accruals, small headcount increases in the property services supervisory team in 2011 and increased net employee termination costs in 2012. Additionally, the increase is due to increased employee termination costs at the Company's corporate apartment leasing business and modest personnel expense increases in the Company's commercial property management business.

In 2012 and 2011, there were no sales of wholly owned apartment communities. The Company may be a seller of apartment communities in future periods depending on market conditions and consistent with its investment strategy of recycling investment capital to fund investment and development activities and to provide additional cash liquidity, as discussed in the "Liquidity and Capital Resources" section below. The timing and amount of future gain recognition will fluctuate based on the size and individual age of apartment communities sold.

In 2012 and 2011, gains on sales of real estate assets from condominium sales activities in continuing operations were $36,273 and $10,514, respectively. The condominium gains in 2012 include the impact of a $612 income tax benefit resulting from the carryback of net operating losses to recover income taxes paid in prior years. The increase in condominium gains between periods reflects the impact of increased unit closings, 96 closings in 2012 compared to 58 closings in 2011, the impact of improved profit margins at both condominium communities in 2012 and lower on-going condominium carrying costs. Condominium revenues increased by $31,754 between periods primarily due to the impact of increased unit sales discussed above. Profit margins improved primarily as a result of favorable revisions to the estimated timing and amount of estimated project revenues and costs as the sell-out process is approximately 86% complete at one community and 64% complete at the second community. Finally, on-going carrying costs are lower between periods as the remaining units owned by the Company have decreased, resulting in somewhat lower property tax and owners association expenses. See the "Operations Overview" and "Outlook" sections for a discussion of expected condominium sale closings at the Company's two luxury condominium communities for 2013.

Depreciation expense increased $4,882 or 6.5% from 2011 to 2012, primarily due to increased depreciation of $3,116 related to the two mixed-use communities acquired in December 2011 and July 2012, increased depreciation of $1,582 related to the completion of apartment units at three of the Company's development and lease-up communities and increased depreciation related to the retail component of properties that were placed in service and partially leased up in 2011.

General and administrative expenses increased $242 or 1.5% from 2011 to 2012, primarily as a result of increased net personnel costs and expenses of $787 resulting from modest increases in compensation and estimated incentive plan accruals in 2012, higher income tax consulting expenses between years due to the timing of the services between years, increased costs associated with director transition in 2012 and increased civic and charitable contributions in 2012. These increases were somewhat offset by decreased legal and other professional fees of $1,143 due to higher legal expenses in 2011 related to construction litigation that was settled in 2012 and due to the general timing of legal and other professional fee expenses between years.

Investment and development expenses increased $156 or 13.4% from 2011 to 2012. In 2012, the capitalization of development personnel to development projects increased by $901 as the Company initiated and continued the development of seven apartment communities started in 2012 and in prior years. The increased development capitalization was more than offset by increased personnel and other costs of $1,057 to manage the increased development activity. As a result of the substantial completion of construction at three development communities in late 2012 and early 2013, the Company expects that the capitalization of development costs and expenses will decrease for 2013, which will result in increased investment and development expense in 2013.

Other investment costs decreased $34 or 2.4% from 2011 and 2012. Other investment costs primarily include land carry expenses, such as property taxes and assessments. The decrease in 2012 primarily reflects lower carry expenses as such costs were capitalized to communities placed under development in 2011 and 2012, offset somewhat by $299 of expenses associated with the acquisition of one apartment community and one parcel of development land in 2012 and by the write-off of $135 of development pursuit costs.

(In thousands, except per share or unit and apartment unit data)

Interest expense decreased $10,372 or 18.3% from 2011 to 2012 primarily due to reduced interest rates on outstanding borrowings and increased interest capitalization in 2012. Gross interest expense decreased by $7,838 from 2011 to 2012 primarily due to the repayment of a $184,683, 6.09% secured mortgage note in the fourth quarter of 2011, $95,684 of 5.45% senior unsecured notes in June 2012, and the prepayment of $53,027 of 5.50% secured debt in October 2012 and $130,091 of 6.30% senior unsecured notes in December 2012, offset somewhat by increased bank term loan borrowings at an effective rate of approximately 3.4% (lowered to 3.2% in the fourth quarter of 2012) and interest on $250,000 of 3.375% of senior unsecured notes issued in November 2012. Increased interest capitalization on the Company's development projects of $2,534 primarily related to interest capitalization on seven apartment communities under development in 2012 compared to five communities in the earlier stages of development in 2011. The Company expects interest expense for 2013 to be modestly lower than 2012 due primarily to reduced gross interest expense resulting from lower average interest rates, partially offset by decreased interest capitalization, as a result of the substantial completion of construction at three development communities in late 2012 and early 2013.

Equity in income of unconsolidated real estate entities increased from $1,001 in 2011 to $7,995 in 2012. The increase in 2012 is primarily due to the recognition of the Company's portion of a gain, totaling $6,055, from the sale of an apartment community in Atlanta, Georgia at one of the unconsolidated entities, as well as the result of increased property net operating income from improved market conditions in 2012 and the improved profitability of one unconsolidated entity that refinanced its mortgage indebtedness at a lower interest rate in the first quarter of 2012.

In 2012 and 2011, other income (expense), net included estimated state franchise tax expense of $625 and $600, respectively. In 2012, other income (expense), net also included income of $1,554 related to the settlement of construction litigation at one of the Company's apartment communities, income of $62 from the sale of a technology investment and income of $43 related to receivable recoveries. In 2011, other income (expense), net primarily included a state income tax benefit of $470 relating to the true-up of prior year tax provisions, income of $150 related to the settlement of construction litigation at one of the Company's apartment communities, a gain of $475 from the sale of a technology investment and income of $123 related to receivable recoveries.

Annually recurring and periodically recurring capital expenditures increased $229 or 1.0% from 2011 to 2012. The decrease in periodically recurring capital expenditures of $337 primarily reflects the timing of capital projects between years. In 2012, decreases primarily reflect reduced water intrusion, structural improvements and window replacements at five apartment communities, partially offset by increased water intrusion and structural improvements at one apartment community and increased parking deck, tenant improvement and leasing commissions at an office property in 2012. The increase in annually recurring capital expenditures of $566 primarily reflects the timing of increased drainage/foundation/ parking deck improvements, paving and HVAC equipment replacements at several apartment communities and one office property in 2012, partially offset by reduced siding and roofing expenditures at several communities in 2012.

(In thousands, except per share or unit and apartment unit data)

Fully Stabilized (Same Store) Communities

The Company defines fully stabilized communities as those which have reached stabilization prior to the beginning of the previous year. For the 2012 to 2011 comparison, fully stabilized communities are defined as those communities which reached stabilization prior to January 1, 2011. This portfolio consisted of 50 communities with 18,114 units, including 13 communities with 5,407 units (29.8%) located in Atlanta, Georgia, 14 communities with 4,498 units (24.8%) located in Dallas, Texas, 6 communities with 2,301 units (12.7%) located in the greater Washington D.C. metropolitan area, 4 communities with 2,111 units (11.7%) located in Tampa, Florida, 4 communities with 1,388 units (7.7%) located in Charlotte, North Carolina and 9 communities with 2,409 units (13.3%) located in other markets. The operating performance of these communities was as follows:

	Year ended December 31,		
	2012	2011	% Change
Rental and other revenues	$ 302,132	$ 282,376	7.0%
Property operating and maintenance expenses (excluding depreciation and amortization)	115,789	110,877	4.4%
Same store net operating income (1)	$ 186,343	$ 171,499	8.7%
Capital expenditures (2)			
Annually recurring:			
Carpet	$ 3,392	$ 3,050	11.2%
Other	11,459	12,105	(5.3)%
Total annually recurring	14,851	15,155	(2.0)%
Periodically recurring	5,108	6,895	(25.9)%
Total capital expenditures **(A)**	$ 19,959	$ 22,050	(9.5)%
Total capital expenditures per unit **(A ÷ 18,114 units)**	$ 1,102	$ 1,217	(9.4)%
Average monthly rental rate per unit (3)	$ 1,353	$ 1,274	6.2%
Average economic occupancy (4)	96.0%	95.6%	0.4%
Physical occupancy, end of period (4)	94.4%	95.2%	(0.8)%
Gross turnover (5)	58.5%	57.2%	1.3%
Percentage rent increase – new leases (6)	5.0%	6.7%	(1.7)%
Percentage rent increase – renewed leases (6)	6.5%	6.0%	0.5%

(1) Net operating income of stabilized communities is a supplemental non-GAAP financial measure. See page 34 for a reconciliation of net operating income for stabilized communities to GAAP net income.

(2) A reconciliation of these segment components of property capital expenditures to total property capital expenditures as presented in the consolidated statements of cash flows prepared under GAAP is detailed below:

	Year ended December 31,	
	2012	2011
Annually recurring capital expenditures by operating segment		
Fully stabilized communities	$ 14,851	$ 15,155
Development and lease-up	86	-
Acquired communities	306	-
Commercial and other segments	927	449
Total annually recurring capital expenditures	$ 16,170	$ 15,604
Periodically recurring capital expenditures by operating segment		
Fully stabilized communities	$ 5,108	$ 6,895
Development and lease-up	5	-
Acquired communities	373	-
Commercial and other segments	2,629	1,557
Total periodically recurring capital expenditures	$ 8,115	$ 8,452
Total revenue generating capital expenditures	$ 3,730	$ 2,067
Total property capital expenditures per statements of cash flows	$ 28,015	$ 26,123

(In thousands, except per share or unit and apartment unit data)

The Company uses same store annually recurring and periodically recurring capital expenditures as cash flow measures. Same store annually recurring and periodically recurring capital expenditures are supplemental non-GAAP financial measures. The Company believes that same store annually recurring and periodically recurring capital expenditures are important indicators of the costs incurred by the Company in maintaining same store communities. The corresponding GAAP measures include information with respect to the Company's other operating segments consisting of communities stabilized in the prior year, condominium conversion communities, lease-up communities, and sold communities in addition to same store information. Therefore, the Company believes that its presentation of same store annually recurring and periodically recurring capital expenditures is necessary to demonstrate same store replacement costs over time. The Company believes that the most directly comparable GAAP measure to same store annually recurring and periodically recurring capital expenditures is the line on the Company's consolidated statements of cash flows entitled "total property capital expenditures."

(3) Average monthly rental rate is defined as the average of the gross actual rental rates for leased units and the average of the anticipated rental rates for unoccupied units, divided by total units.

(4) Average economic occupancy is defined as gross potential rent less vacancy losses, model expenses and bad debt expenses divided by gross potential rent for the period, expressed as a percentage. Gross potential rent is defined as the sum of the gross actual rental rates for leased units and the anticipated rental rates for unoccupied units. The calculation of average economic occupancy does not include a deduction for net concessions and employee discounts. Average economic occupancy including these amounts would have been 95.3% and 94.5% for the years ended December 31, 2012 and 2011, respectively. For the years ended December 31, 2012 and 2011, net concessions were $1,159 and $2,269, respectively, and employee discounts were $855 and $808, respectively.

(5) Gross turnover represents the percentage of leases expiring during the period that are not renewed by the existing resident(s).

(6) Percentage change is calculated using the respective new or renewed rental rate as of the date of a new lease, as compared with the previous rental rate on that same unit. Accordingly, these percentage changes may differ from the change in the average monthly rental rate per unit due to the timing of move-ins and/or the term of the respective leases.

Rental and other revenues increased $19,756 or 7.0% from 2011 to 2012. This increase resulted from a 6.2% increase in the average monthly rental rate per apartment unit and from a 0.4% increase in average economic occupancy between periods. The increase in average rental rates resulted in a revenue increase of approximately $17,301 between periods. Average economic occupancy increased from 95.6% in 2011 to 96.0% in 2012. The occupancy increase between periods resulted in lower vacancy losses of $332 in 2012. The remaining increase in rental and other property revenues of $2,123 was primarily due to somewhat higher net leasing and other fees and lower net concessions. Average rental rate and occupancy increases were primarily due to increasing rental demand resulting from a gradually improving economy, favorable demographics and a modest supply to date of new apartment communities. See the "Outlook" section below for an additional discussion of trends for 2013. The Company expects that rental revenues will continue to increase moderately on a year over year basis in 2013, continuing a trend that began in late 2010.

Property operating and maintenance expenses (exclusive of depreciation and amortization) increased $4,912 or 4.4% from 2011 to 2012. This increase was primarily due to increased property tax expenses of $5,479 or 14.8% and increased insurance expenses of $637 or 16.8%. These increases were offset primarily by decreased utility expenses of $649 or 3.8%, decreased advertising and promotion expenses of $477 or 11.9% and decreased maintenance expenses of $315 or 1.8%. The increase in property tax expense primarily reflects higher real estate valuations by tax authorities in most of the Company's markets. Insurance expenses increased primarily due to higher property insurance rates upon the annual renewal of the Company's insurance coverage in the second quarter of 2012 and somewhat higher net claim expenses in 2012. The decrease in utility expenses is due to $239 of sales tax refunds in the Company's Texas markets resulting from the recovery of sales taxes on certain electric bills incurred in prior years and due to lower electric costs in certain Texas markets due to lower contract rates in 2012, somewhat offset by higher water and sewer charges due primarily to rate increases in the Atlanta, Georgia and Tampa, Florida markets. The decrease in advertising and promotion expenses primarily reflects reduced advertising expenditures and slightly lower apartment locator costs resulting from improved market conditions. Maintenance expenses decreased due to lower aggregate repair costs due to the timing of these costs between periods, offset somewhat by higher unit turnover costs on higher unit turnover in 2012. See the "Outlook" section below for a discussion of expense trends for 2013.

(In thousands, except per share or unit and apartment unit data)

Comparison of the year ended December 31, 2011 to the year ended December 31, 2010

For the purposes of comparative operating performance, the Company categorizes its operating communities based on the period each community reaches stabilized occupancy, as defined above. For the 2011 to 2010 comparison, the operating community categories were based on the status of each community as of December 31, 2011. As a result, these categories are different from the operating community categories used in the 2012 to 2011 comparison discussed earlier in this section.

The operating performance from continuing operations for all of the Company's apartment communities summarized by segment for 2011 and 2010 is summarized as follows:

	Year ended December 31,		
	2011	2010	% Change
Rental and other property revenues			
Fully stabilized communities (1)	$261,854	$247,856	5.6%
Communities stabilized during 2010 (2)	20,522	15,538	32.1%
Acquired communities (3)	117	-	100.0%
Other property segments (4)	21,905	20,749	5.6%
	304,398	284,143	7.1%
Property operating and maintenance expenses (excluding depreciation and amortization)			
Fully stabilized communities (1)	102,309	101,684	0.6%
Communities stabilized during 2010 (2)	8,567	7,943	7.9%
Acquired communities (3)	47	-	100.0%
Other property segments, including corporate management expenses (5)	21,487	21,751	(1.2)%
	132,410	131,378	0.8%
Property net operating income (6)	$171,988	$152,765	12.6%
Capital expenditures (7)			
Annually recurring:			
Carpet	$ 3,050	$ 2,823	8.0%
Other	12,554	9,849	27.5%
Total	$ 15,604	$ 12,672	23.1%
Periodically recurring	$ 8,452	$ 16,400	(48.5)%
Average apartment units in service	18,122	18,116	0.0%

(1) Communities which reached stabilization prior to January 1, 2010.
(2) Communities which reached stabilization in 2010.
(3) Communities acquired subsequent to January 1, 2010.
(4) Other property segment revenues include revenues from commercial properties, revenues from furnished apartment rentals above the unfurnished rental rates and any property revenue not directly related to property operations. Other property segment revenues exclude other corporate revenues of $918 and $995 in 2011 and 2010, respectively.
(5) Other expenses include expenses associated with commercial properties, furnished apartment rentals and certain indirect central office operating expenses related to management and community maintenance. In 2011 and 2010, corporate property management expenses were $10,658 and $9,966, respectively.

(In thousands, except per share or unit and apartment unit data)

(6) A reconciliation of property net operating income to GAAP net income is detailed below:

	Year ended December 31,	
	2011	2010
Fully stabilized community NOI	$159,545	$146,172
Property NOI from other operating segments	12,443	6,593
Consolidated property NOI	171,988	152,765
Add (subtract):		
Interest income	1,021	841
Other revenues	918	995
Depreciation	(75,263)	(74,497)
Interest expense	(56,791)	(54,613)
Amortization of deferred financing costs	(2,797)	(2,987)
General and administrative	(16,100)	(16,443)
Investment and development	(1,161)	(2,415)
Other investment costs	(1,435)	(2,417)
Impairment, severance and other costs	-	(35,091)
Gains on sales of real estate assets, net	10,514	6,161
Equity in income of unconsolidated real estate entities, net	1,001	18,739
Other income, net	619	(874)
Net gain (loss) on extinguishment of indebtedness	(6,919)	2,845
Net income (loss)	$ 25,595	$ (6,991)

(7) In addition to those expenses which relate to property operations, the Company incurs annually recurring and periodically recurring expenditures relating to acquiring new assets, materially enhancing the value of an existing asset, or substantially extending the useful life of an existing asset, all of which are capitalized. Recurring capital expenditures are those that are generally expected to be incurred on an annual basis. Periodically recurring capital expenditures are those that generally occur less frequently than on an annual basis.

The Operating Partnership reported net income available to common unitholders of $19,316 in 2011, compared to a net loss attributable to common unitholders of $14,558 in 2010. The Company reported net income available to common shareholders of $19,254 in 2011, compared to a net loss attributable to common shareholders of $14,507 in 2010. As discussed below, the additional income between years primarily reflects increased net operating income from fully stabilized communities, additional net operating income from lease-up communities between years, increased gains on condominium sales in 2011, and the net impact of asset impairment charges offset by gains from unconsolidated entities (discussed below) in 2010, all offset by increased debt extinguishment losses in 2011.

Rental and other revenues from property operations increased $20,255 or 7.1% from 2010 to 2011 primarily due to increased revenues from the Company's fully stabilized communities of $13,998 or 5.6% and increased revenues of $4,984 or 32.1% from communities that achieved full stabilization in 2010. The revenue increase from fully stabilized communities is discussed more fully below. The revenue increase from communities that achieved full stabilization in 2010 reflects four communities that were fully stabilized in 2011 compared to the communities being in lease up for part of 2010. The remaining revenue increase reflects revenues from one community acquired in December 2011 of $117, increased revenues from commercial properties of $1,688 due to the lease-up of recently developed space and the recognition of a net $524 lease termination fee at one of the Company's office properties, offset somewhat by decreased revenues of $532 from the Company's furnished apartment rental business due to somewhat slower leasing activity between years.

Property operating and maintenance expenses (exclusive of depreciation and amortization) increased $1,032 or 0.8% from 2010 to 2011 primarily due to increased expenses of $624 or 7.9% from communities that achieved full stabilization in 2010 and increased expenses from fully stabilized communities of $625 or 0.6%, partially offset by decreases in other segment expenses, including corporate property management expenses, of $264 or 1.2%. The expense increase from communities that achieved full stabilization in 2010 reflects four communities that were fully stabilized in 2011 compared to the communities being in lease up for part of 2010. The expense increase from fully stabilized communities is discussed below. The expense decrease from other property segments primarily reflects decreased expenses from the Company's furnished apartment rental business due to somewhat slower leasing activity between years, offset somewhat by increases in corporate property management expenses resulting from slightly increased incentive compensation and other personnel costs as well as slightly higher professional fees.

(In thousands, except per share or unit and apartment unit data)

In 2011 and 2010, gains on sales of real estate assets from condominium sales activities in continuing operations were $10,514 and $6,161, respectively. The increase in aggregate condominium gains between periods primarily reflects the impact of improved profit margins at the Company's Austin Condominium Project in 2011 resulting from revised estimates of the timing and amount of estimated project revenues and costs as the sell-out process was more than one-half complete and due to reduced on-going operating expenses as remaining units owned by the Company had decreased. Additionally, gains increased in 2011 due to a full year of closings at the Company's Atlanta Condominium Project, as closings commenced at this project in the fourth quarter of 2010. Condominium gains in 2011 also included a net gain of $977 from the sale of a retail condominium unit at the Austin Condominium Project. Condominium gains in 2010 also included net gains of $1,132 relating to the sell-out of the final condominium units at two condominium conversion communities.

Depreciation expense increased $766 or 1.0% from 2010 to 2011, primarily due to increased depreciation of $248 related to communities stabilized in 2010 as apartment units were placed in service in 2010 and increased depreciation of $608 related to the retail component of properties that were placed in service in 2010 as well as the impact of the partial lease-up of these properties in 2010 and into 2011.

General and administrative expenses decreased $343, or 2.1%, from 2010 to 2011 as a result of decreased consulting expenses of $232, employee stock purchase plan discounts of $187 and insurance expenses of $125, partially offset by increased net personnel costs and expenses of $279. The decrease in consulting expenses primarily related to the timing of income tax advisory work between years. The decrease in employee stock purchase plan discount costs reflects lower discounts in 2011 resulting from lower stock price volatility in 2011, compared to 2010. The decrease in insurance expenses primarily related to lower director and officer insurance costs. The increase in personnel expenses related to increases in compensation and incentive compensation expenses in 2011.

Investment and development expenses decreased $1,254 or 51.9% from 2010 to 2011. In 2011, the capitalization of development personnel to development projects increased by $2,135 as the Company commenced the development of five apartment communities in late 2010 and in the first half of 2011. The increased development capitalization was offset somewhat by increased personnel and other costs of $881 to manage the increased development activity.

Other investment costs decreased $982 or 40.6% from 2010 to 2011. Other investment costs primarily include land carry expenses, such as property taxes and assessments. The decrease in 2011 primarily reflects lower carry expenses as costs associated with development projects were capitalized to communities placed under development in late 2010 and in the first half of 2011, reduced property taxes in 2011 due to lower property valuations and prior year tax settlements of approximately $243 reflected in 2011.

Impairment losses in 2010 included non-cash impairment charges of $34,691 associated with the Austin Condominium Project and $400 associated with a land parcel in Tampa, Florida. The $400 impairment charge reflected the write-down of the land parcel to fair value upon its classification as held for sale in the second quarter of 2010.

Interest expense increased $2,178 or 4.0% from 2010 to 2011 primarily due to decreased interest capitalization in 2011. Decreased interest capitalization on the Company's development projects of $3,927 primarily related to reduced interest capitalization on the Company's two luxury condominium communities that were completed in 2010, offset somewhat by interest capitalization on the five apartment communities under development in 2011.

Equity in income of unconsolidated real estate entities decreased from $18,739 in 2010 to $1,001 in 2011. This decrease was due to equity in earnings in 2010 of $18,104 related to the conveyance to the Company of the condominium assets and related liabilities representing the Company's interest in the unconsolidated entity that owned the Atlanta Condominium Project (see note 3 to the consolidated financial statements) and the acquisition and effective extinguishment of the related construction indebtedness secured by the project. These transactions resulted in a gain of $23,596, net of transaction expenses and income taxes, related to the distribution at fair value and subsequent extinguishment of the construction indebtedness, partially offset by an impairment loss of $5,492 related to the distribution of the condominium assets at fair value (see note 3 to the consolidated financial statements).

(In thousands, except per share or unit and apartment unit data)

In 2011 and 2010, other income (expense) included estimated state franchise taxes of $600 and $580, respectively. In 2011, other income (expense) primarily included a state income tax benefit of $470 relating to the true-up of a prior year tax provision, income of $475 related to the sale of a technology investment and income of $274 related to legal settlements and miscellaneous receivable recoveries. In 2010, other income (expense) also primarily included impairment losses related to certain corporate assets of $1,165 partially offset by expense reimbursements of $517 related to the settlement of a legal matter associated with a former ground lease, income of $168 related to a technology investment and adjustments to certain prior year loss accruals of $187.

Annually recurring and periodically recurring capital expenditures decreased $5,016 or 17.3% from 2010 to 2011. The decrease in periodically recurring capital expenditures of $7,948 primarily reflected decreased costs of $11,805 associated with the Company's exterior water remediation program at several communities that was completed in 2010, offset primarily by increases at four communities related to structural and parking deck improvements, window replacements and water remediation improvements. The increase in annually recurring capital expenditures of $2,932 primarily reflected siding and roofing work at two communities, parking garage sealing work at two communities as well as the timing of increased appliance, HVAC equipment and other expenditures in 2011.

(In thousands, except per share or unit and apartment unit data)

Fully Stabilized (Same Store) Communities

The Company defines fully stabilized communities as those which have reached stabilization prior to the beginning of the previous year. For the 2011 to 2010 comparison, fully stabilized communities are defined as those communities which reached stabilization prior to January 1, 2010. This portfolio consisted of 46 communities with 16,688 units, including thirteen communities with 5,407 units (32.4%) located in Atlanta, Georgia, twelve communities with 3,797 units (22.8%) located in Dallas, Texas, five communities with 1,905 units (11.4%) located in the greater Washington D.C. metropolitan area, four communities with 2,111 units (12.6%) located in Tampa, Florida, four communities with 1,388 units (8.3%) located in Charlotte, North Carolina and eight communities with 2,080 units (12.5%) located in other markets. The operating performance of these communities is summarized as follows:

	Year ended December 31,		
	2011	2010	% Change
Rental and other revenues	$ 261,854	$ 247,856	5.6%
Property operating and maintenance expenses (excluding depreciation and amortization)	102,309	101,684	0.6%
Same store net operating income (1)	$ 159,545	$ 146,172	9.1%
Capital expenditures (2)			
Annually recurring:			
Carpet	$ 3,050	$ 2,823	8.0%
Other	11,788	9,327	26.4%
Total annually recurring	14,838	12,150	22.1%
Periodically recurring	6,509	14,965	(56.5)%
Total capital expenditures **(A)**	$ 21,347	$ 27,115	(21.3)%
Total capital expenditures per unit **(A ÷ 16,688 units)**	$ 1,279	$ 1,625	(21.3)%
Average monthly rental rate per unit (3)	$ 1,275	$ 1,224	4.2%
Average economic occupancy (4)	95.9%	95.2%	0.7%
Physical occupancy, end of period (4)	95.4%	94.3%	1.1%
Gross turnover (5)	52.1%	57.2%	(5.1)%
Percentage rent increase – new leases (6)	6.9%	-6.1%	13.0%
Percentage rent increase – renewed leases (6)	6.0%	2.7%	3.3%

(1) Net operating income of stabilized communities is a supplemental non-GAAP financial measure. See page 40 for a reconciliation of net operating income for stabilized communities to GAAP net income.
(2) A reconciliation of these segment components of property capital expenditures to total property capital expenditures as presented in the consolidated statements of cash flows prepared under GAAP is detailed below:

	Year ended December 31,	
	2011	2010
Annually recurring capital expenditures by operating segment		
Fully stabilized communities	$ 14,838	$ 12,150
Communities stabilized during 2010	317	236
Commercial and other segments	449	286
Total annually recurring capital expenditures	$ 15,604	$ 12,672
Periodically recurring capital expenditures by operating segment		
Fully stabilized communities	$ 6,509	$ 14,965
Communities stabilized during 2010	386	61
Commercial and other segments	1,557	1,374
Total periodically recurring capital expenditures	$ 8,452	$ 16,400
Total revenue generating capital expenditures	$ 2,067	$ 665
Total property capital expenditures per statements of cash flows	$ 26,123	$ 29,737

(In thousands, except per share or unit and apartment unit data)

The Company uses same store annually recurring and periodically recurring capital expenditures as cash flow measures. Same store annually recurring and periodically recurring capital expenditures are supplemental non-GAAP financial measures. The Company believes that same store annually recurring and periodically recurring capital expenditures are important indicators of the costs incurred by the Company in maintaining same store communities. The corresponding GAAP measures include information with respect to the Company's other operating segments consisting of communities stabilized in the prior year, condominium conversion communities, lease-up communities, and sold communities in addition to same store information. Therefore, the Company believes that its presentation of same store annually recurring and periodically recurring capital expenditures is necessary to demonstrate same store replacement costs over time. The Company believes that the most directly comparable GAAP measure to same store annually recurring and periodically recurring capital expenditures is the line on the Company's consolidated statements of cash flows entitled "total property capital expenditures."

(3) Average monthly rental rate is defined as the average of the gross actual rental rates for leased units and the average of the anticipated rental rates for unoccupied units, divided by total units.

(4) Average economic occupancy is defined as gross potential rent less vacancy losses, model expenses and bad debt expenses divided by gross potential rent for the period, expressed as a percentage. Gross potential rent is defined as the sum of the gross actual rental rates for leased units and the anticipated rental rates for unoccupied units. The calculation of average economic occupancy does not include a deduction for net concessions and employee discounts. Average economic occupancy including these amounts would have been 95.1% and 94.0% for the years ended December 31, 2011 and 2010, respectively. For the years ended December 31, 2011 and 2010, net concessions were $1,338 and $2,383, respectively, and employee discounts were $732 and $739, respectively.

(5) Gross turnover represents the percentage of leases expiring during the period that are not renewed by the existing resident(s).

(6) Percentage change is calculated using the respective new or renewed rental rate as of the date of a new lease, as compared with the previous rental rate on that same unit. Accordingly, these percentage changes may differ from the change in the average monthly rental rate per unit due to the timing of move-ins and/or the term of the respective leases.

Rental and other revenues increased $13,998 or 5.6% from 2010 to 2011. This increase resulted from a 4.2% increase in the average monthly rental rate per apartment unit and from a 0.7% increase in average economic occupancy between periods. The increase in average rental rates resulted in a revenue increase of approximately $10,158 between periods. Average economic occupancy increased from 95.2% in 2010 to 95.9% in 2011. The occupancy increase between periods resulted in lower vacancy losses of $1,215 in 2011. The remaining increase in rental and other property revenues of $2,625 was primarily due to increased net leasing fees, somewhat higher utility reimbursements and lower net concessions. Average occupancy levels were slightly higher between years due to improved rental market conditions in 2011.

Property operating and maintenance expenses (exclusive of depreciation and amortization) increased $625 or 0.6% from 2010 to 2011. This increase was primarily due to increased property tax expenses of $1,102 or 3.3% and increased utility expenses of $811 or 5.4%, offset by decreased ground rent expenses of $1,283 or 54.6%. Property tax expenses increased modestly between years primarily due to increases in property valuations and slightly higher tax rates in some markets in 2011. Utility expenses increased due to higher water and sewer charges in certain markets primarily due to higher rates as well as the timing of the settlement of expense billing disputes in certain markets. Most of this increase in water and sewer charges is reimbursed by residents under the residential leases. The decrease in ground rent expenses reflects the termination of ground leases (through the acquisition of the underlying land) at one of the Company's Washington D.C. communities in the fourth quarter of 2010 and at one of the Company's Atlanta communities in July 2011.

Outlook for 2013

The outlook and assumptions presented below are forward-looking and are based on the Company's future view of apartment and condominium markets and of general economic conditions, as well as other risks outlined above under the caption "Disclosure Regarding Forward-Looking Statements." There can be no assurance that the Company's actual results will not differ materially from the outlook and assumptions set forth below. The Company assumes no obligation to update this outlook in the future.

The Company's outlook for 2013 is based on the expectation that economic and employment conditions will continue to gradually improve. However, there continues to be significant risks and uncertainty in the economy and the unemployment rate continues to be higher than normal. If the economic recovery was to stall or U.S. economic conditions were to worsen, the Company's operating results would be adversely affected. Furthermore, a modest supply of new apartment units over the past year or so, coupled with improving multi-family housing demand in the Company's markets, has generally supported improved operating fundamentals in the multi-family rental markets. However, development of new multi-family rental units has continued to increase and the Company expects that, over time, this will increase the competitive supply of new rental units in the markets in which it operates.

(In thousands, except per share or unit and apartment unit data)

Rental and other revenues from fully stabilized communities are expected to increase moderately for 2013, compared to 2012, driven primarily by new and renewed leases being completed at moderately higher market rental rates, as the Company expects to generally maintain occupancy levels relatively consistent with 2012. The rate of revenue growth, however, is expected to moderate in 2013, compared to 2012. Operating expenses of fully stabilized communities are also expected to increase moderately for 2013. On a year-over-year basis, the Company expects property tax and insurance expenses to be the largest contributors to operating expense growth. As a result, management expects fully stabilized community net operating income to increase moderately for 2013, which is expected to positively impact the Company's results of operations. Management also expects that net operating income from development and lease-up communities in 2013 will increase from a relatively small negative contribution in 2012 to a moderate net positive contribution in 2013. Additional net operating income is also expected in 2013 from one apartment community acquired in July 2012.

Management expects general and administrative, property management and investment and development expenses, net of amounts capitalized to development projects, to increase moderately for 2013, compared to 2012. Capitalized development personnel and costs are expected to decline in 2013 as portions of the Company's development communities are completed and new development starts are expected to commence later in 2013. Additionally, general and administrative expenses are expected to include costs associated with planned information technology system upgrades in 2013.

Management expects interest expense for 2013 to be somewhat lower than in 2012 due to moderate reductions in gross interest expense resulting from 2012 debt refinancing activities that lowered the Company's overall weighted average interest costs for 2013. The decline in gross interest expense is expected to be somewhat offset by reduced interest capitalization to development communities as certain communities were completed in late 2012 and are expected to be completed in 2013.

The Company, through a taxable REIT subsidiary, expects to continue closing unit sales at its Austin Condominium Project and at its Atlanta Condominium Project in 2013. Due to a declining inventory of remaining condominiums available for sale at the end of 2012, the Company expects condominium profits to be significantly lower in 2013. The amount of revenue and profits or losses recognized from condominium sales will depend on the timing, volume and pricing of actual closings. There can be no assurance that any sales will close or that any profits will be realized. Furthermore, if the sales mix, sales velocity and unit pricing varies significantly from period to period, and condominium holding costs for unsold units are incurred in each period as expected, it could cause condominium profits to differ materially from the Company's expectations, and further, could cause the Company to re-evaluate its valuation models and assumptions which could result in adjustments to profits or losses in future periods (see "Operations Overview" above where discussed further).

The Company currently expects to utilize available cash, retained 2013 operating cash flow, available borrowing capacity under its unsecured bank credit facilities, or other indebtedness, as well as net proceeds from its on-going condominium sales and its at-the-market common equity program, to fund future estimated construction expenditures. The Company's 2013 outlook does not currently anticipate any additional share issuances under the Company's at-the-market equity program in 2013. Future sales under the at-the-market common equity program will depend upon a variety of factors, including, among others, the volume of investment activities, market conditions, the trading price of the Company's common stock relative to other sources of capital and the Company's liquidity position.

Lastly, the Company expects interest and other income to decrease in 2013, compared to 2012, due primarily to income recognized in 2012 from the settlement of construction litigation, tax increment financing interest and information technology investment gains.

Liquidity and Capital Resources

The discussion in this Liquidity and Capital Resources section is the same for the Company and the Operating Partnership, except that all indebtedness described herein has been incurred by the Operating Partnership or one of its subsidiaries.

(In thousands, except per share or unit and apartment unit data)

The Company's net cash provided by operating activities increased from $102,384 in 2011 to $134,189 in 2012 primarily due to increased property net operating income in 2012 from fully stabilized communities of $14,844 and acquisition communities of $4,137 and reduced interest expense of $10,372 in 2012. The Company's net cash provided by operating activities increased from $77,111 in 2010 to $102,384 in 2011 primarily due to increased property operating income from fully stabilized communities of $13,373 and communities stabilized in 2010 of $4,360. Additionally, investment, development and other investment period expenses were lower in 2011 by $2,236. For 2013, the Company expects cash flows from operating activities to increase moderately resulting from expected increases from fully stabilized, development and lease-up and acquisition communities as discussed above and due to somewhat lower net interest expense in 2013.

Net cash flows used in investing activities increased from $94,940 in 2011 to $145,015 in 2012 primarily due to increased construction and development expenditures relating to an increased development pipeline and the acquisition of an apartment community for approximately $74,000 in 2012, offset somewhat by higher net proceeds from sales of condominium assets and from the sale of one apartment community in an unconsolidated entity in 2012. Net cash flows used in investing activities decreased from $22,320 in 2010 to $94,940 in 2011 primarily due to the acquisition of one apartment community for approximately $48,500 in 2011 and increased development and construction expenditures in 2011 as new development projects were initiated in 2011, offset somewhat by decreased proceeds from the sale of for-sale condominiums between years. In 2013, the Company expects to continue to incur development expenditures on its existing development projects. The Company does not currently expect to sell any wholly-owned apartment communities in 2013.

Net cash flows from financing activities changed from net cash used in financing activities of $16,449 in 2011 to net cash provided by financing activities of $116,440 in 2012. The change was primarily due to increased net borrowings in 2012 as the Company took advantage of a lower interest rate environment, offset somewhat by higher equity proceeds from the Company's at-the-market equity sales program in 2011 and due to the redemption of the Company's Series B preferred stock in 2011. Net cash flows used in financing activities decreased from $46,049 in 2010 to $16,449 in 2011 primarily due to increased proceeds from common stock sales from the Company's at-the-market common equity program and from employee stock purchase and option plans, offset somewhat by higher debt repayments between years. In 2013, based on its current outlook, the Company expects minimal to no new debt issuances or equity issuances under the its ATM program as the Company currently expects to use available cash, cash flow from operations and net cash flow from condominium activities to fund current development expenditures and no debt is scheduled to mature in 2013.

Since 1993, the Company has elected to be taxed as a REIT under the Internal Revenue Code. Management currently intends to continue operating the Company as a REIT in 2012. As a REIT, the Company is subject to a number of organizational and operating requirements, including a requirement to distribute 90% of its adjusted taxable income to its shareholders. As a REIT, the Company generally will not be subject to federal income taxes on its taxable income it distributes to its shareholders.

Generally, the Company's objective is to meet its short-term liquidity requirement of funding the payment of its current level of quarterly preferred and common stock dividends to shareholders through its net cash flows provided by operating activities, less its annually recurring and periodically recurring property and corporate capital expenditures. These operating capital expenditures are the capital expenditures necessary to maintain the earnings capacity of the Company's operating assets over time.

For 2012, the Company's net cash flow from operations, reduced by annual operating capital expenditures, was sufficient to fully fund the Company's dividend payments to common and preferred shareholders.

In May 2012, the Company's board of directors increased the quarterly dividend rate from $0.22 to $0.25 per common share. The Company currently expects to maintain its current quarterly dividend payment rate to common shareholders of $0.25 per share for 2013. However, future dividend payments by the Company will be paid at the discretion of the board of directors and will depend on the actual funds from operations of the Company, the Company's financial condition and capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code and other factors that the board of directors deems relevant. The Company's board of directors reviews the dividend quarterly, and there can be no assurance that the current dividend level will be maintained.

(In thousands, except per share or unit and apartment unit data)

To the extent the Company continues to pay dividends at this dividend rate, the Company expects to use net cash flows from operations reduced by annual operating capital expenditures to fund the dividend payments to common and preferred shareholders. The Company expects to use cash and cash equivalents and, if its net cash flows from operations are not sufficient to meet its anticipated dividend payment rate, line of credit borrowings to fund dividend payments. The Company's dividends can be paid as a combination of cash and stock in order to satisfy the annual distribution requirements applicable to REITs. To the extent that management considers it advisable to distribute gains from any future asset sales to shareholders in the form of a special dividend, the Company may pay a portion of such dividend in the form of stock to preserve liquidity. The Company's net cash flow from operations continues to be sufficient to meet the dividend requirements necessary to maintain its REIT status.

The Company generally expects to utilize net cash flow from operations, available cash and cash equivalents and available capacity under its revolving lines of credit to fund its short-term liquidity requirements, including capital expenditures, dividends and distributions on its common and preferred equity and its debt service requirements. The Company generally expects to fund its long-term liquidity requirements, including maturities of long-term debt and acquisition and development activities, through long-term unsecured and secured borrowings, through on-going condominium sales, possibly through the sale of selected operating communities, through net proceeds from the Company's at-the-market common equity program and possibly through equity or leveraged joint venture arrangements. As it has done in the past, the Company may also use joint venture arrangements in future periods to reduce its market concentrations in certain markets, build critical mass in other markets and to reduce its exposure to certain risks of its future development activities.

As previously discussed, the Company has used the proceeds from the sale of selected operating communities and condominium homes as one means of funding its development and acquisition activities. Total net sales proceeds from operating community, condominium and land sales for the years ended December 31, 2012, 2011 and 2010 were $87,673, $59,469 and $77,388, respectively. In 2012, the Company also received a distribution of net sales proceeds of $7,674 from the sale of one community held by an unconsolidated entity. Proceeds from these asset sales were used to pay down the Company's borrowings under its unsecured revolving lines of credit and increase available cash and cash equivalent balances. As of December 31, 2012, the Company had no apartment communities held for sale. The Company expects to generate additional net sales proceeds from the closing of condominium units at the Austin and Atlanta Condominium Projects for 2013 (see "Outlook for 2013" above where discussed further).

In May 2012, the Company adopted a new at-the-market common equity sales program for the sale of up to 4,000 shares of common stock. At December 31, 2012, the Company had not used the new program and had 4,000 shares remaining for issuance. The Company has used and expects to continue to use these programs as an additional source of capital and liquidity and to maintain the strength of its balance sheet. Under a previous ATM program, for the years ended December 31, 2012, 2011 and 2010, the Company sold 550, 3,409 and 41 shares for gross proceeds of $26,153, $138,628 and $1,144, respectively. The average gross sales prices per share were $47.55, $40.67 and $27.70 for the years ended December 31, 2012, 2011 and 2010, respectively. The Company's net proceeds totaled $25,457, $135,651 and $1,121 for the years ended December 31, 2012, 2011 and 2010, respectively. Sales under the program will be dependent on a variety of factors, including, among others, market conditions, the trading price of the Company's common stock relative to other sources of capital and the Company's liquidity position.

As of December 31, 2012, the Company's aggregate pipeline of seven apartment communities under development and lease-up totaled approximately $338,200, of which approximately $118,600 remained to be incurred by the Company. The Company may also begin additional developments in 2013 and in future periods. The Company currently expects to utilize available cash, retained cash flow from operations, available borrowing capacity under its unsecured bank credit facilities, or other indebtedness, as well as net proceeds from its on-going condominium sales and its at-the-market common equity program to fund future estimated construction expenditures.

As of February 15, 2013, the Company had cash and cash equivalents of approximately $93,400. Additionally, the Company had no outstanding borrowings, and $570 of outstanding letters of credit under its $330,000 combined unsecured revolving line of credit facilities. The terms, conditions and restrictive covenants associated with the Company's unsecured revolving line of credit facilities, term loan and senior unsecured notes are summarized in note 4 to the consolidated financial statements. Management believes the Company was in compliance with the covenants of the Company's unsecured revolving lines of credit, term loan and senior unsecured notes at December 31, 2012.

(In thousands, except per share or unit and apartment unit data)

Management believes it will have adequate available cash and capacity under its unsecured revolving lines of credit to execute its 2013 business plan and meet its short-term liquidity requirements. The Company currently believes that it will continue to have access to additional equity capital, unsecured debt financing and secured debt financing through loan programs sponsored by Fannie Mae, Freddie Mac and other secured lenders. In the past, the Company has utilized loan programs sponsored by Fannie Mae and Freddie Mac as a key source of capital to finance its growth and its operations. Should these entities discontinue providing liquidity to the Company's sector, it could significantly reduce the Company's access to debt capital and/or increase borrowing costs and could adversely affect the development of multi-family homes. In addition, the amount and timing of any new debt financings may be limited by restrictive covenants under the Company's current unsecured debt arrangements, such as coverage ratios and limitations on aggregate secured debt as a percentage of total assets, as defined. There can be no assurances that such secured financing will continue to be available through U.S. government sponsored programs and other secured lenders or that the Company's access to additional debt financings will not be limited by its financial covenants.

Contractual Obligations

A summary of the Company's future contractual obligations related to long-term debt, non-cancelable operating leases and other obligations at December 31, 2012, were as follows:

		Obligation Due Date			
Contractual Obligations	**Total**	**1 Year or Less**	**2-3 Years**	**4-5 Years**	**After 5 Years**
Long-term fixed rate debt (1)	$ 1,036,631	$ 42,006	$ 204,012	$ 221,294	$ 569,319
Term loan, lines of credit (variable rate) and interest rate swap arrangements (1)(2)	349,368	9,775	19,550	19,550	300,493
Operating leases (3)	68,993	718	1,262	1,216	65,797
Development and construction obligations (4)	118,600	101,970	16,630	-	-
Other long-term obligations (5)	14,521	9,910	3,705	483	423
Total (6)	$ 1,588,113	$ 164,379	$ 245,159	$ 242,543	$ 936,032

(1) Amounts include principal and interest payments.
(2) Amounts include principal and interest payments. At December 31, 2012, the Company had no outstanding borrowings but had issued letters of credit to third parties totaling $570 under its line of credit facility arrangements. The terms of the interest rate swap arrangements are discussed below under "Off-Balance Sheet Arrangements."
(3) Primarily includes ground leases underlying apartment communities owned by the Company.
(4) Represents estimated remaining amounts necessary to complete projects under development at December 31, 2012, including amounts due under general construction contracts.
(5) Represents amounts committed to current executive officers under the terms of employment agreements and former executive officers and other former employees under severance agreements as well as certain advertising and other contracts.
(6) Uncertain tax positions of $797 have been excluded from the table above due to the uncertainty of future cash outflows.

In addition to these contractual obligations, the Company incurs annual capital expenditures to maintain and enhance its existing portfolio of operating properties. Aggregate capital expenditures for the Company's operating properties totaled $28,015, $26,123 and $29,737 in 2012, 2011 and 2010, respectively. The capital expenditure totals in 2010 included $11,805 related to expenditures associated with the Company's exterior remediation project that was completed in 2010.

Off-Balance Sheet Arrangements

At December 31, 2012, the Company held investments in two unconsolidated entities that own four apartment communities. The Company held 25% to 35% equity interests in these apartment LLCs. These unconsolidated entities have third party mortgage indebtedness totaling $177,723 at December 31, 2012. The Company's share of this indebtedness totaled $49,531 at December 31, 2012.

The Company had issued letters of credit to third parties totaling $570 under its syndicated line of credit facility at December 31, 2012.

In December 2011, the Company entered into three interest rate swap arrangements with substantially similar terms and conditions. These arrangements have an aggregate notional amount of $230,000 and require the Company to pay a

(In thousands, except per share or unit and apartment unit data)

blended fixed rate of approximately 1.55% (with the counterparties paying the Company the floating one-month LIBOR rate). Additionally, in January 2012, the Company entered into a fourth interest rate swap arrangement with a notional amount of $70,000 and it requires the Company to pay a fixed rate of approximately 1.50% (with the counterparty paying the Company the floating one-month LIBOR rate) (together, the "Interest Rate Swaps"). The Interest Rate Swaps serve as cash flow hedges of amounts outstanding under the Company's variable rate Term Loan (see note 4 to the consolidated financial statements) entered into in January 2012 and terminate in January 2018. If the Company had been required to terminate and settle these Interest Rate Swaps as of December 31, 2012, the termination payment by the Company would have been approximately $11,847.

Debt Issuances and Retirements

A summary of the Company's outstanding debt and debt maturities at December 31, 2012 is included in note 4 to the consolidated financial statements. A summary of changes in secured and unsecured debt in 2012 is discussed below.

In January 2012, the Company amended its unsecured revolving line of credit facility (the "Syndicated Line"). The Syndicated Line was provided by a syndicate of eleven financial institutions. The Syndicated Line provides for a $300,000 unsecured revolving line of credit which has a four-year term maturing in January 2016, with a one-year extension option. The Syndicated Line had a stated interest rate of the London Interbank Offered Rate (LIBOR) plus 1.225% at December 31, 2012 and required the payment of annual facility fees equal to 0.225% of the aggregate loan commitments. The Syndicated Line provides for the interest rate and facility fee rate to be adjusted up or down based on changes in the credit ratings of the Company's senior unsecured debt. In September and October 2012, the Company's corporate and senior unsecured debt credit ratings were upgraded by each of the two national credit rating services which rate the Company's debt. As a result and effective October 1, 2012, the stated interest rate and the facility fee rate were reduced to LIBOR plus 1.225% and 0.225%, respectively, from LIBOR plus 1.40% and 0.30%, respectively. The Syndicated Line also includes an uncommitted competitive bid option for borrowings up to half of the total available loan commitments, as long as the Company maintains its investment grade credit rating. This option allows participating banks to bid to provide the Company loans at a rate which may be lower than the stated rate for syndicated borrowings, depending on market conditions. The Syndicated Line contains representations, financial and other affirmative and negative covenants, events of defaults and remedies typical for this type of facility.

In January 2012, the Company also amended its unsecured revolving line of credit agreement (the "Cash Management Line"), providing for a $30,000 unsecured cash management line of credit which has a four-year term maturing in January 2016, with a one-year extension option. The Cash Management Line carries pricing and terms, including financial covenants, substantially consistent with those of the Syndicated Line described above.

Also in January 2012, the Company entered into a new unsecured bank term loan facility (the "Term Loan"), provided by a syndicate of eight financial institutions, which provides for a $300,000 unsecured bank term loan and has an initial six-year term maturing in January 2018, with two six-month extension options. The Term Loan had a stated interest rate of LIBOR plus 1.70% at December 31, 2012 and required the payment of unused facility fees equal to 0.25% of the aggregate undrawn loan commitments through July 2, 2012. The Term Loan provides for the interest rate to be adjusted up or down based on changes in the credit rating of the Company's senior unsecured debt. As a result of the upgrade of the Company's senior unsecured debt credit ratings discussed above and effective October 1, 2012, the stated interest rate under the Term Loan was reduced to LIBOR plus 1.70%, from LIBOR plus 1.90%. The Term Loan contains representations, financial and other affirmative and negative covenants, events of defaults and remedies typical for this type of facility, and which are substantially consistent with those of the Syndicated Line described above. At December 31, 2012, the Company had entered into interest rate swap arrangements to fix the variable interest cost associated with this Term Loan, resulting in an initial effective average fixed interest rate, of approximately 3.24% (3.44% prior to the ratings upgrade effective October 1, 2012), subject to any adjustment based on subsequent changes in the Company's credit ratings.

The Company borrowed $100,000 under the Term Loan at closing which was used to pay down a portion of the outstanding balance under the Syndicated Line and to pay related fees and expenses. In May 2012, the Company borrowed an additional $130,000, which was used primarily to retire $95,684 of 5.45% senior unsecured notes at maturity.

(In thousands, except per share or unit and apartment unit data)

In July 2012, the Company borrowed the remaining capacity of $70,000 available under the Term Loan, which was used for general corporate purposes, including, as described below, the prepayment of $53,027 of 5.50% secured mortgage notes at par (such mortgage debt was scheduled to mature in January 2013).

In June 2012, the Company repaid $95,684 of senior unsecured notes upon their maturity. The stated interest rate on these notes was 5.45%.

In October 2012, the Company prepaid $53,027 of secured mortgage indebtedness at par. The indebtedness was scheduled to mature in January 2013 and the stated interest rate on the indebtedness was 5.50%.

In November 2012, the Company issued $250,000 of senior unsecured notes. These notes bear interest at 3.375% and are due in 2022. In December 2012, the Company used a portion of the proceeds from the issuance of the $250,000 senior unsecured notes to prepay $130,091 of 6.30% senior unsecured notes and for general corporate purposes. In conjunction with the prepayment, the Company recognized an extinguishment loss of $4,017 related to prepayment premiums and the write-off of unamortized deferred loan costs.

Stock and Debt Repurchase Programs

In May 2012, the Company adopted a new at-the-market common equity sales program for the sale of up to 4,000 shares of common stock. At December 31, 2012, the Company had not used the new program and had 4,000 shares remaining for issuance. The Company has used and expects to continue to use these programs as an additional source of capital and liquidity and to maintain the strength of its balance sheet. In 2012, the Company sold 550 shares for gross proceeds of $26,153 at an average gross sales price per share of $47.55, producing net proceeds of $25,457. In 2011, the Company sold 3,409 shares for gross proceeds of $138,628 at an average gross sales price per share of $40.67, producing net proceeds of $135,651. In 2010, the Company sold 41 shares for gross proceeds of $1,144 at an average price of $27.70, producing net proceeds of $1,121. Underwriter commissions paid totaled $464, $2,773 and $23 in 2012, 2011 and 2010, respectively.

In December 2012, the Company's board of directors adopted a stock and unsecured note repurchase program under which the Company and the Operating Partnership may repurchase up to $200,000 of common and preferred stock and unsecured notes through December 31, 2014. Under a previous program that expired on December 31, 2012, the Company repurchased its 7 5/8% Series B preferred stock at its redemption value of $49,571 in 2011. Correspondingly, the Operating Partnership redeemed its Series B preferred units held by the Company on the same date and under the same terms.

In 2010, the Company repurchased preferred stock with a liquidation value of approximately $2,037 under a Rule 10b5-1 plan. Correspondingly, the Operating Partnership redeemed preferred units held by the Company on the same date and under the same terms.

Capitalization of Fixed Assets and Community Improvements

The Company has a policy of capitalizing those expenditures relating to the acquisition of new assets and the development and construction of new apartment communities. In addition, the Company capitalizes expenditures that enhance the value of existing assets and expenditures that substantially extend the life of existing assets. All other expenditures necessary to maintain a community in ordinary operating condition are expensed as incurred.

The Company capitalizes interest, real estate taxes, and certain internal personnel and associated costs related to apartment communities under development, construction and rehabilitation. The incremental personnel and associated costs are capitalized to the projects under development and rehabilitation based upon the effort associated with such projects. The Company treats each unit in an apartment community separately for cost accumulation, capitalization and expense recognition purposes. Prior to the commencement of leasing activities, interest and other construction costs are capitalized and included in construction in progress. The Company ceases the capitalization of such costs as the residential units in a community become substantially complete and available for occupancy. This practice results in a proration of these costs between amounts that are capitalized and expensed as the residential units in a development community become available for occupancy. In addition, prior to the completion of units, the Company expenses, as incurred, substantially all operating expenses (including pre-opening marketing expenses) of such communities.

Acquisition of assets and community development and other capitalized expenditures for 2012, 2011 and 2010 are summarized as follows:

	Year ended December 31,		
	2012	**2011**	**2010**
New community development and acquisition activity (1)	$ 219,611	$ 129,015	$ 56,971
Periodically recurring capital expenditures			
Community rehabilitation and other revenue generating improvements (2)	3,730	2,067	665
Other community additions and improvements (3)(6)	8,115	8,452	16,400
Annually recurring capital expenditures			
Carpet replacements and other community additions and improvements (4)	16,170	15,604	12,672
Corporate additions and improvements	585	996	570
	$ 248,211	$ 156,134	$ 87,278
Other Data			
Capitalized interest	$ 5,534	$ 3,000	$ 6,927
Capitalized development and associated costs (5)	$ 3,755	$ 2,854	$ 719

(1) Reflects aggregate land and community development and acquisition costs, exclusive of assumed debt and the change in construction payables between years. In 2012, the Company acquired one mixed-use community and one land parcel for an aggregate purchase price of approximately $82,500. In the fourth quarter of 2011, the Company acquired one mixed-use community for a purchase price of approximately $48,500.
(2) Represents expenditures for major renovations of communities, water sub-metering equipment and other upgrade costs that enhance the rental value of such units.
(3) Represents property improvement expenditures that generally occur less frequently than on an annual basis.
(4) Represents property improvement expenditures of a type that are expected to be incurred on an annual basis.
(5) Reflects development personnel and associated costs capitalized to construction and development activities.
(6) Includes approximately $11,805 of periodically recurring expenditures for 2010 related to the Company's exterior remediation project completed in 2010.

Current Development Activity

At December 31, 2012, the Company had 2,046 apartment units in seven communities under development or in lease-up. These communities are summarized in the table below ($ in millions except cost per square foot data).

Community	Location	Number of Units	Estimated Average Unit Size Sq. Ft. (1)	Estimated Retail Sq. Ft. (1)	Estimated Total Cost (2)	Estimated Total Cost Per Sq. Ft. (3)	Costs Incurred as of 12/31/2012	Quarter of First Units Available	Estimated Quarter of Stabilized Occupancy (4)	Percent Leased (5)
Post Carlyle Square™, II	Wash. DC	344	906	-	$ 87.0	$279	$ 83.1	2Q 2012	4Q 2013	55.8%
Post South Lamar™	Austin, TX	298	852	9,263	41.7	159	36.8	3Q 2012	4Q 2013	52.7%
Post Midtown Square®, III	Houston, TX	124	889	10,358	21.8	181	20.0	4Q 2012	4Q 2013	53.2%
Post Lake® at Baldwin Park, III	Orlando, FL	410	960	-	58.6	149	30.2	1Q 2013	3Q 2014	N/A
Post Parkside™ at Wade	Raleigh, NC	397	882	14,908	55.0	151	29.6	1Q 2013	3Q 2014	N/A
Post Richmond Avenue™	Houston, TX	242	857	-	34.3	165	12.6	4Q 2013	4Q 2014	N/A
Post Soho Square™	Tampa, FL	231	880	10,556	39.8	186	7.3	1Q 2014	2Q 2015	N/A
Total		2,046		45,085	$338.2		$219.6			

(1) Square footage amounts are approximate. Actual square footage may vary.
(2) To the extent that developments contain a retail component, total estimated cost includes estimated first generation tenant improvements and leasing commissions.
(3) The estimated total cost per square foot is calculated using net rentable residential and retail square feet, where applicable. Square footage amounts used are approximate. Actual amounts may vary.
(4) The Company defines stabilized occupancy as the earlier to occur of (i) the attainment of 95% physical occupancy on the first day of any month or (ii) one year after completion of construction.
(5) Represents unit status as of February 15, 2013.

Inflation

For each of the last three years and as of December 31, 2012, substantially all of the leases at the communities allow, at the time of renewal, for adjustments in the rent payable thereunder, and thus may enable the Company to seek increases in rents. The substantial majority of these leases are for one year or less and the remaining leases are for up to two years. At the expiration of a lease term, the Company's lease agreements generally provide that the term will be extended unless either the Company or the lessee gives at least sixty (60) days written notice of termination. In addition, the Company's policy generally permits the earlier termination of a lease by a lessee upon thirty (30) days written notice to the Company and the payment of an amount equal to two month's rent as compensation for early termination. The short-term nature of these leases generally serves to offset the risk to the Company that the adverse effect of inflation may have on the Company's general, administrative and operating expenses.

Funds from Operations

The Company uses the National Association of Real Estate Investment Trusts ("NAREIT") definition of funds from operations ("FFO"). FFO is defined by NAREIT as net income available to common shareholders determined in accordance with GAAP, excluding gains (or losses) from extraordinary items and sales of depreciable property, plus depreciation of real estate assets, and after adjustment for unconsolidated partnerships and joint ventures all determined on a consistent basis in accordance with GAAP. FFO is a supplemental non-GAAP financial measure. FFO presented herein is not necessarily comparable to FFO presented by other real estate companies because not all real estate companies use the same definition. The Company's FFO is comparable to the FFO of real estate companies that use the current NAREIT definition.

The Company also uses FFO as an operating measure. Accounting for real estate assets using historical cost accounting under GAAP assumes that the value of real estate assets diminishes predictably over time. NAREIT stated in its April 2002 White Paper on Funds from Operations "since real estate asset values have historically risen or fallen with market conditions, many industry investors have considered presentations of operating results for real estate companies that use historical cost accounting to be insufficient by themselves." As a result, the concept of FFO was created by NAREIT for the REIT industry to provide an alternate measure. Since the Company agrees with the concept of FFO and appreciates the reasons surrounding its creation, management believes that FFO is an important supplemental measure of operating performance. In addition, since most equity REITs provide FFO information to the investment community, the Company believes FFO is a useful supplemental measure for comparing the Company's results to those of other equity REITs. The Company believes that the line on the Company's consolidated statement of operations entitled "net income available to common shareholders" is the most directly comparable GAAP measure to FFO.

FFO should not be considered as an alternative to net income available to common shareholders (determined in accordance with GAAP) as an indicator of the Company's financial performance. While management believes that FFO is an important supplemental non-GAAP financial measure, management believes it is also important to stress that FFO should not be considered as an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity. Further, FFO is not necessarily indicative of sufficient cash flow to fund all of the Company's needs or ability to service indebtedness or make distributions.

(In thousands, except per share or unit and apartment unit data)

A reconciliation of net income available to common shareholders to FFO available to common shareholders and unitholders is provided below.

	Year ended December 31,		
	2012	2011	2010
Net income (loss) available to common shareholders	$ 80,251	$ 19,254	$(14,507)
Noncontrolling interests – Operating Partnership	217	62	(51)
Depreciation on consolidated real estate assets	78,737	73,878	72,663
Depreciation on real estate assets held in unconsolidated entities	1,199	1,447	1,422
Gains on sales of condominiums	(36,273)	(10,514)	(6,161)
Incremental gains (losses) on residential condominium sales (1)	36,273	9,537	5,898
Gains on sales of depreciable real estate assets -unconsolidated entities	(6,055)	-	-
Funds from operations available to common shareholders and unitholders (2)	$154,349	$ 93,664	$ 59,264
Weighted average shares outstanding – basic (3)	53,948	50,582	48,690
Weighted average shares and units outstanding – basic (3)	54,095	50,746	48,861
Weighted average shares outstanding – diluted (3)	54,258	50,970	48,839
Weighted average shares and units outstanding – diluted (3)	54,405	51,134	49,010

(1) For condominium development projects, gains on condominium sales in FFO are equivalent to gains reported under generally accepted accounting principles. For condominium conversion projects sold out in 2010, the Company recognizes incremental gains on condominium sales in FFO, net of provision for income taxes, to the extent that net sales proceeds from the sale of condominium homes exceeds the greater of their fair value or net book value as of the date the property is acquired by its taxable REIT subsidiary.

(2) FFO for the year ended December 31, 2012 included losses on the early extinguishment of indebtedness of $4,318. FFO for the year ended December 31, 2011, included a loss on the early extinguishment of indebtedness of $6,919 and $1,757 of preferred stock redemption costs. FFO for the year ended December 31, 2010 included non-cash impairment charges of $40,583 and net debt extinguishment gains of $26,441.

(3) Diluted weighted average shares and units included the impact of dilutive securities totaling 310 and 388 for the years ended December 31, 2012 and 2011, respectively. Diluted weighted average shares and units included in the table above for the year ended December 31, 2010 included 149 of common stock equivalent shares and units that were antidilutive the loss per share computation under generally accepted accounting principles. Additionally, basic and diluted weighted average shares and units included the impact of non-vested shares and units totaling 127, 162 and 206 in 2012, 2011 and 2010, respectively, for the computation of funds from operations per share. Such non-vested shares and units are considered in the income (loss) per share computations under generally accepted accounting principles using the "two-class method."

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK (In thousands)

Interest Rate Sensitivity

The Company's primary market risk exposure is interest rate risk. At December 31, 2012, the Company had no outstanding variable rate debt tied to LIBOR under aggregate $330,000 line of credit arrangements. At December 31, 2012, the Company had outstanding variable rate debt of $300,000 under a term loan facility at interest rates tied to LIBOR (see note 4 to the consolidated financial statements). In addition, the Company had outstanding three interest rate swap arrangements with substantially similar terms and conditions with notional amounts totaling $230,000 and a fourth swap arrangement with substantially similar terms and conditions and a notional amount of $70,000. These interest rate swap arrangements (as summarized in the table below) serve as cash flow hedges for amounts outstanding under the Term Loan and provide an effective blended interest rate for the corresponding amount of Term Loan borrowings of 3.24% at December 31, 2012. In addition, the Company has interest rate risk associated with fixed rate debt at maturity. The discussion in this section is the same for the Company and the Operating Partnership, except that all indebtedness described herein has been incurred by the Operating Partnership or one of its subsidiaries.

Management has and will continue to manage interest rate risk as follows:

- maintain a conservative ratio of fixed rate, long-term debt to total debt such that variable rate exposure is kept at an acceptable level;
- fix certain long-term variable rate debt through the use of interest rate swaps or interest rate caps with appropriately matching maturities;
- use treasury locks where appropriate to fix rates on anticipated debt transactions; and
- take advantage of favorable market conditions for long-term debt and/or equity.

Management uses various financial models and advisors to achieve these objectives.

The tables below provide information about the Company's fixed and floating rate debt and derivative financial instruments that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swap derivative financial instruments, the table presents notional amounts and weighted average interest rates by (expected) contractual maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts. Weighted average variable rates are based upon actual rates at the reporting date. The information is presented in U.S. dollar equivalents, which is the Company's reporting currency.

	Expected Maturity Date							
Debt obligations	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value (2)
	(in thousands)							
Long-term debt:								
Fixed rate	$ 3,371	$ 3,961	$ 124,205	$ 4,419	$ 154,736	$ 511,412	$ 802,464	$ 860,217
Average interest rate	5.9%	5.9%	4.9%	5.9%	4.8%	4.7%	4.8%	
Floating rate								
Cash management line (1)	-	-	-	-	-	-	-	-
Syndicated line of credit (1)	-	-	-	-	-	-	-	-
Term loan (3)	-	-	-	-	-	300,000	300,000	298,551
Total floating rate debt	-	-	-	-	-	300,000	300,000	298,551
Total debt	$ 3,371	$ 3,961	$ 124,205	$ 4,419	$ 154,736	$ 811,412	$ 1,102,464	$ 1,158,768

(1) Interest on the cash management and syndicated lines of credit is based on LIBOR plus 1.225% at December 31, 2012. At December 31, 2012, the one-month LIBOR rate was 0.21%. See "Liquidity and Capital Resources" above where the Company's unsecured lines of credit are discussed further.

(2) Disclosure about fair value of financial instruments is based on pertinent information available to management as of December 31, 2012.

(3) The interest rate on the Term Loan is based on LIBOR plus 1.70% at December 31, 2012. The interest rate under the arrangement is effectively fixed through the use of four interest rate swap arrangements with notional amounts totaling $300,000 as described in the table below.

Interest Rate Derivatives	Hedged Debt Instrument	Notional Amount	Average Fixed Pay Rate	Average Receive Rate	Termination Date	Fair Value
						Asset (Liab.)
Interest rate swaps - variable to fixed (three) (1)	Term loan borrowings	$100,000 increasing to $230,000 (1)	1.55%	one-month LIBOR	1/19/2018	$ (9,121)
Interest rate swaps - variable to fixed (one) (2)	Term loan borrowings	$70,000 (2)	1.50%	one-month LIBOR	1/19/2018	$ (2,589)
						$ (11,710)

(1) Cash payments under the arrangements began in January 2012 based on aggregate notional amounts of $100,000. Notional amounts increased to an aggregate of $230,000 in June 2012.
(2) Cash payments under this arrangement began in July 2012.

As more fully described in note 1 to the consolidated financial statements, the interest rate swap arrangement is carried on the consolidated balance sheet at the fair value shown above in accordance with ASC Topic 815. The Company has no floating rate LIBOR-based borrowings outstanding as of December 31, 2012, excluding the variable rate bank term loan debt effectively swapped to fixed rates under the derivative financial instruments. As such, fluctuations in such loans would have no effect on the Company's interest costs.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements are listed under Item 15(a) and are filed as part of this report on the pages indicated. The supplementary data are included in notes 17 and 18 of the Notes to Consolidated Financial Statements.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

As required by Securities and Exchange Commission rules, the Company and the Operating Partnership have evaluated the effectiveness of the design and operation of their disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Pursuant to Rules 13a-15(b) and 15d-15(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this evaluation was carried out under the supervision and with the participation of the management of the Company and the general partner of the Operating Partnership, including the chief executive officer and chief financial officer. Based on this evaluation, these officers have concluded that the design and operation of the Company's and the Operating Partnership's disclosure controls and procedures were effective as of the end of the period covered by this Annual Report on Form 10-K.

There were no changes to the Company's or the Operating Partnership's internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) during the registrants' fourth quarter of 2012 that materially affected, or are reasonably likely to materially affect, the Company's or the Operating Partnership's internal control over financial reporting.

Appearing as exhibits to this Annual Report on Form 10-K are the certifications of the chief executive officer and the chief financial officer of both the Company and the general partner of the Operating Partnership required in accordance with section 302 of the Sarbanes-Oxley Act of 2002.

Management's reports on internal control over financial reporting for the Company and the Operating Partnership and the reports of the Company's and the Operating Partnership's independent registered public accounting firm are included in Part IV, Item 15 of this annual report on Form 10-K and are incorporated herein by reference.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Code of Ethics

The Company has adopted a Code of Ethics for Senior Executive and Financial Officers (the "Code of Ethics") that applies to our chief executive officer, chief financial officer and chief accounting officer and persons performing similar functions. The Code of Ethics is available on the Company's website at www.postproperties.com under the "Investors" section and "Corporate Governance" caption and is available in print without charge upon request from the Company's Corporate Secretary. Any amendments to, or waivers of, the Code of Ethics will be disclosed on our website promptly following the date of such amendment or waiver.

Additional information regarding this item will appear in our proxy statement and is hereby incorporated by reference in this Annual Report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

Information regarding this item will appear in our proxy statement and is hereby incorporated by reference in this Annual Report on Form 10-K.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information regarding this item will appear in our proxy statement and is hereby incorporated by reference in this Annual Report on Form 10-K.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information regarding this item will appear in our proxy statement and is hereby incorporated by reference in this Annual Report on Form 10-K.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information regarding this item will appear in our proxy statement and is hereby incorporated by reference in this Annual Report on Form 10-K.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. and 2. Financial Statements and Schedules

The financial statements and schedule listed below are filed as part of this annual report on the pages indicated.

INDEX TO FINANCIAL STATEMENTS

	Page
POST PROPERTIES, INC.	
Management's Report on Internal Control Over Financial Reporting	58
Report of Independent Registered Public Accounting Firm	59
Consolidated Financial Statements:	
Consolidated Balance Sheets as of December 31, 2012 and 2011	60
Consolidated Statements of Operations for the Years Ended December 31, 2012, 2011 and 2010	61
Consolidated Statement of Comprehensive Income for the years ended December 31, 2012, 2011 and 2010	62
Consolidated Statements of Equity and Accumulated Earnings for the Years Ended December 31, 2012, 2011 and 2010	63
Consolidated Statements of Cash Flows for the Years Ended December 31, 2012, 2011 and 2010	65
POST APARTMENT HOMES, L.P.	
Management's Report on Internal Control Over Financial Reporting	66
Report of Independent Registered Public Accounting Firm	67
Consolidated Financial Statements:	
Consolidated Balance Sheets as of December 31, 2012 and 2011	68
Consolidated Statements of Operations for the Years Ended December 31, 2012, 2011 and 2010	69
Consolidated Statement of Comprehensive Income for the years ended December 31, 2012, 2011 and 2010	70
Consolidated Statements of Equity for the Years Ended December 31, 2012, 2011 and 2010	71
Consolidated Statements of Cash Flows for the Years Ended December 31, 2012, 2011 and 2010	73
POST PROPERTIES, INC. AND POST APARTMENT HOMES, L.P.	
Notes to the Consolidated Financial Statements	74
FINANCIAL STATEMENT SCHEDULE	
Schedule III – Real Estate Investments and Accumulated Depreciation	98

All other financial statement schedules are omitted because they are either not applicable or not required.

(b) Exhibits 101

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Post Properties, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Securities Exchange Act of 1934 (the "Exchange Act") Rule 13a-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Under the supervision and with the participation of the management of Post Properties, Inc., including the Company's principal executive officer and principal financial officer, Company management conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2012 based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under the framework in *Internal Control – Integrated Framework*, the management of Post Properties, Inc. concluded that its internal control over financial reporting was effective as of December 31, 2012. The effectiveness of the Company's internal control over financial reporting as of December 31, 2012 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Post Properties, Inc.:

We have audited the accompanying consolidated balance sheets of Post Properties, Inc. and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, equity and accumulated earnings and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15. We also have audited the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Controls Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and financial statements schedule and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Post Properties, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statements schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ DELOITTE & TOUCHE LLP

Atlanta, Georgia
February 27, 2013

POST PROPERTIES, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	December 31, 2012	December 31, 2011
Assets		
Real estate assets		
Land	$ 318,416	$ 299,720
Building and improvements	2,278,213	2,085,929
Furniture, fixtures and equipment	270,180	251,663
Construction in progress	90,075	94,981
Land held for future development	54,468	55,396
	3,011,352	2,787,689
Less: accumulated depreciation	(842,925)	(767,017)
For-sale condominiums	23,281	54,845
Total real estate assets	2,191,708	2,075,517
Investments in and advances to unconsolidated real estate entities	4,533	7,344
Cash and cash equivalents	118,698	13,084
Restricted cash	5,388	5,126
Deferred financing costs, net	10,855	6,381
Other assets	32,182	31,612
Total assets	$ 2,363,364	$ 2,139,064
Liabilities and equity		
Indebtedness	$ 1,102,464	$ 970,443
Accounts payable, accrued expenses and other	88,926	72,102
Investments in unconsolidated real estate entities	16,297	15,945
Dividends and distributions payable	13,653	11,692
Accrued interest payable	5,721	5,185
Security deposits and prepaid rents	9,524	9,334
Total liabilities	1,236,585	1,084,701
Redeemable common units	7,159	6,840
Commitments and contingencies		
Equity		
Company shareholders' equity		
Preferred stock, $.01 par value, 20,000 authorized:		
8 ½% Series A Cumulative Redeemable Shares, liquidation preference $50 per share, 868 shares issued and outstanding	9	9
Common stock, $.01 par value, 100,000 authorized:		
54,483 and 53,002 shares issued and 54,470 and 52,988 shares outstanding at December 31, 2012 and 2011, respectively	545	530
Additional paid-in-capital	1,107,354	1,053,612
Accumulated earnings	27,266	-
Accumulated other comprehensive income (loss)	(11,679)	(2,633)
	1,123,495	1,051,518
Less common stock in treasury, at cost, 107 and 113 shares at December 31, 2012 and 2011, respectively	(3,781)	(4,000)
Total Company shareholders' equity	1,119,714	1,047,518
Noncontrolling interests - consolidated property partnerships	(94)	5
Total equity	1,119,620	1,047,523
Total liabilities and equity	$ 2,363,364	$ 2,139,064

The accompanying notes are an integral part of these consolidated financial statements.

POST PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year ended December 31,		
	2012	**2011**	**2010**
Revenues			
Rental	$ 315,176	$ 286,518	$ 268,090
Other property revenues	18,885	17,880	16,053
Other	850	918	995
Total revenues	334,911	305,316	285,138
Expenses			
Property operating and maintenance (exclusive of items shown separately below)	143,678	132,410	131,378
Depreciation	80,145	75,263	74,497
General and administrative	16,342	16,100	16,443
Investment and development	1,317	1,161	2,415
Other investment costs	1,401	1,435	2,417
Impairment charge	-	-	35,091
Total expenses	242,883	226,369	262,241
Operating income	92,028	78,947	22,897
Interest income	393	1,021	841
Interest expense	(46,419)	(56,791)	(54,613)
Amortization of deferred financing costs	(2,695)	(2,797)	(2,987)
Net gains on condominium sales activities	36,273	10,514	6,161
Equity in income of unconsolidated real estate entities, net	7,995	1,001	18,739
Other income (expense), net	1,034	619	(874)
Net gain (loss) on extinguishment of indebtedness	(4,318)	(6,919)	2,845
Net income (loss)	84,291	25,595	(6,991)
Noncontrolling interests - consolidated real estate entities	(135)	(67)	(20)
Noncontrolling interests - Operating Partnership	(217)	(62)	51
Net income (loss) available to the Company	83,939	25,466	(6,960)
Dividends to preferred shareholders	(3,688)	(4,455)	(7,503)
Preferred stock redemption costs	-	(1,757)	(44)
Net income (loss) available to common shareholders	$ 80,251	$ 19,254	$ (14,507)
Per common share data - Basic			
Net income (loss) available to common shareholders	$ 1.49	$ 0.38	$ (0.30)
Weighted average common shares outstanding - basic	53,821	50,420	48,483
Per common share data - Diluted			
Net income (loss) available to common shareholders	$ 1.48	$ 0.38	$ (0.30)
Weighted average common shares outstanding - diluted	54,131	50,808	48,483

The accompanying notes are an integral part of these consolidated financial statements.

POST PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands, except per share data)

	Year ended December 31,		
	2012	2011	2010
Net income (loss)	$ 84,291	$ 25,595	$ (6,991)
Net change in derivative financial instruments	(9,069)	(2,641)	-
Total comprehensive income	75,222	22,954	(6,991)
Comprehensive income (loss) attributable to noncontrolling interests:			
Consolidated real estate entities	(135)	(67)	(20)
Operating Partnership	(194)	(54)	51
Total Company comprehensive income (loss)	$ 74,893	$ 22,833	$ (6,960)

The accompanying notes are an integral part of these consolidated financial statements.

POST PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF EQUITY AND ACCUMULATED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(In thousands, except per share data)

	Preferred Shares	Common Shares	Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Company Equity	Noncontrolling Interests - Consolidated Real Estate Entities	Total Equity
Equity and Accum. Earnings, December 31, 2009	2,900	48,445	$ 29	$ 484	$ 960,593	$ 57,253	$ -	$ (3,240)	$ 1,015,119	$ 934	$ 1,016,053
Comprehensive income (loss)	-	-	-	-	-	(6,960)	-	-	(6,960)	20	(6,940)
Sales of common stock, net	-	41	-	-	1,121	-	-	-	1,121	-	1,121
Employee stock purchase, stock option and other plan issuances	-	424	-	5	6,370	-	-	(467)	5,908	-	5,908
Conversion of redeemable common units for shares	-	3	-	-	63	-	-	11	74	-	74
Adjustment for ownership interest of redeemable common units	-	-	-	-	(7)	-	-	-	(7)	-	(7)
Redemption of preferred stock	(49)	-	-	-	(2,021)	-	-	-	(2,021)	-	(2,021)
Stock-based compensation	-	-	-	-	2,999	-	-	-	2,999	-	2,999
Dividends to preferred shareholders	-	-	-	-	-	(7,503)	-	-	(7,503)	-	(7,503)
Dividends to common shareholders ($0.80 per share)	-	-	-	-	(778)	(38,213)	-	-	(38,991)	-	(38,991)
Acquisition of noncontrolling interests	-	-	-	-	385	-	-	-	385	(385)	-
Distributions to noncontrolling interests - consolidated real estate entities	-	-	-	-	-	-	-	-	-	(364)	(364)
Adjustment to redemption value of redeemable common units	-	-	-	-	(3,034)	-	-	-	(3,034)	-	(3,034)
Equity and Accum. Earnings, December 31, 2010	2,851	48,913	29	489	965,691	4,577	-	(3,696)	967,090	205	967,295
Comprehensive income (loss)	-	-	-	-	-	25,466	(2,633)	-	22,833	67	22,900
Sales of common stock, net	-	3,409	-	34	135,530	-	-	87	135,651	-	135,651
Employee stock purchase, stock option and other plan issuances	-	652	-	7	17,670	-	-	(391)	17,286	-	17,286
Conversion of redeemable common units for shares	-	14	-	-	547	-	-	-	547	-	547
Adjustment for ownership interest of redeemable common units	-	-	-	-	(466)	-	-	-	(466)	-	(466)
Redemption of preferred stock	(1,983)	-	(20)	-	(49,613)	-	-	-	(49,633)	-	(49,633)
Stock-based compensation	-	-	-	-	2,574	-	-	-	2,574	-	2,574
Dividends to preferred shareholders	-	-	-	-	-	(4,455)	-	-	(4,455)	-	(4,455)
Dividends to common shareholders ($0.84 per share)	-	-	-	-	(17,517)	(25,588)	-	-	(43,105)	-	(43,105)
Distributions to noncontrolling interests - consolidated real estate entities	-	-	-	-	-	-	-	-	-	(267)	(267)
Adjustment to redemption value of redeemable common units	-	-	-	-	(804)	-	-	-	(804)	-	(804)
Equity and Accum. Earnings, December 31, 2011	868	52,988	$ 9	$ 530	$ 1,053,612	$ -	$ (2,633)	$ (4,000)	$ 1,047,518	$ 5	$ 1,047,523

POST PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF EQUITY AND ACCUMULATED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(In thousands, except per share data)

	Preferred Shares	Common Shares	Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Company Equity	Noncontrolling Interests - Consolidated Real Estate Entities	Total Equity
Equity & Accum. Earnings, December 31, 2011	868	52,988	$ 9	$ 530	$ 1,053,612	$ -	$ (2,633)	$ (4,000)	$ 1,047,518	$ 5	$ 1,047,523
Comprehensive income (loss)	-	-	-	-	-	83,939	(9,046)	-	74,893	135	75,028
Sales of common stock, net	-	550	-	6	25,451	-	-	-	25,457	-	25,457
Employee stock purchase, stock option and other plan issuances	-	919	-	9	25,339	-	-	66	25,414	-	25,414
Conversion of redeemable common units for shares	-	13	-	-	438	-	-	153	591	-	591
Adjustment for ownership interest of redeemable common units	-	-	-	-	(416)	-	-	-	(416)	-	(416)
Stock-based compensation	-	-	-	-	2,930	-	-	-	2,930	-	2,930
Dividends to preferred shareholders	-	-	-	-	-	(3,688)	-	-	(3,688)	-	(3,688)
Dividends to common shareholders ($0.97 per share)	-	-	-	-	-	(52,551)	-	-	(52,551)	-	(52,551)
Distributions to noncontrolling interests - consolidated real estate entities	-	-	-	-	-	-	-	-	-	(234)	(234)
Adjustment to redemption value of redeemable common units	-	-	-	-	-	(434)	-	-	(434)	-	(434)
Equity & Accum. Earnings, December 31, 2012	868	54,470	$ 9	$ 545	$ 1,107,354	$ 27,266	$ (11,679)	$ (3,781)	$ 1,119,714	$ (94)	$ 1,119,620

The accompanying notes are an integral part of these consolidated financial statements.

POST PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except per share data)

	Year ended December 31,		
	2012	2011	2010
Cash Flows From Operating Activities			
Net income (loss)	$ 84,291	$ 25,595	$ (6,991)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	80,145	75,263	74,497
Amortization of deferred financing costs	2,695	2,797	2,987
Net gains on condominium sales activities	(36,273)	(10,514)	(6,161)
Other, net	585	1,747	1,097
Impairment charges	-	-	35,091
Equity in income of unconsolidated entities, net	(7,995)	(1,001)	(18,739)
Distributions of earnings of unconsolidated entities	3,236	1,744	1,076
Deferred compensation	109	95	97
Stock-based compensation	2,937	2,581	3,010
Net (gain) loss on extinguishment of indebtedness	4,318	6,919	(2,845)
Changes in assets, decrease (increase) in:			
Other assets	(921)	(1,213)	2,298
Changes in liabilities, increase (decrease) in:			
Accrued interest payable	536	(656)	951
Accounts payable and accrued expenses	598	(288)	(9,248)
Security deposits and prepaid rents	(72)	(685)	(9)
Net cash provided by operating activities	134,189	102,384	77,111
Cash Flows From Investing Activities			
Development and construction of real estate assets	(133,379)	(76,271)	(62,120)
Acquisition of communities	(73,963)	(48,616)	-
Proceeds from sales of real estate assets	87,673	59,469	77,388
Capitalized interest	(5,534)	(3,000)	(6,927)
Property capital expenditures	(28,015)	(26,123)	(29,737)
Corporate additions and improvements	(585)	(996)	(570)
Distributions from (advances to) unconsolidated entities	7,821	-	(1,130)
Note receivable collections and other investments	967	597	776
Net cash used in investing activities	(145,015)	(94,940)	(22,320)
Cash Flows From Financing Activities			
Lines of credit proceeds	104,632	159,523	112,014
Lines of credit repayments	(239,632)	(24,523)	(112,014)
Proceeds from indebtedness	550,000	-	150,000
Payments on indebtedness	(282,979)	(197,806)	(151,151)
Payments of financing costs and other	(11,051)	(10,112)	(2,204)
Proceeds from sales of common stock	25,457	135,651	1,121
Proceeds from employee stock purchase and stock options plans	24,666	16,536	5,111
Redemption of preferred stock	-	(49,633)	(2,021)
Distributions to noncontrolling interests - real estate entities	(234)	(267)	(364)
Distributions to noncontrolling interests - common unitholders	(139)	(136)	(138)
Dividends paid to preferred shareholders	(3,688)	(4,455)	(7,503)
Dividends paid to common shareholders	(50,592)	(41,227)	(38,900)
Net cash provided by (used in) financing activities	116,440	(16,449)	(46,049)
Net increase (decrease) in cash and cash equivalents	105,614	(9,005)	8,742
Cash and cash equivalents, beginning of period	13,084	22,089	13,347
Cash and cash equivalents, end of period	$ 118,698	$ 13,084	$ 22,089

The accompanying notes are an integral part of these consolidated financial statements.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the general partner of Post Apartment Homes, L.P. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Securities Exchange Act of 1934 (the "Exchange Act") Rule 13a-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Under the supervision and with the participation of the management of the general partner of Post Apartment Homes, L.P., including the general partner's principal executive officer and principal financial officer, management of the general partner of Post Apartment Homes, L.P. conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2012 based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under the framework in *Internal Control – Integrated Framework*, the management of the general partner of Post Apartment Homes, L.P. concluded that its internal control over financial reporting was effective as of December 31, 2012. The effectiveness of Post Apartment Homes, L.P.'s internal control over financial reporting as of December 31, 2012 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Unitholders Post Apartment Homes, L.P.:

We have audited the accompanying consolidated balance sheets of Post Apartment Homes, L.P. and subsidiaries (the "Operating Partnership") as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15. We also have audited the Operating Partnership's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Operating Partnership's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Controls Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and financial statements schedule and an opinion on the Operating Partnership's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Post Apartment Homes, L.P. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also, in our opinion, the Operating Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/DELOITTE & TOUCHE LLP

Atlanta, Georgia
February 27, 2013

POST APARTMENT HOMES, L.P.
CONSOLIDATED BALANCE SHEETS
(In thousands, except per unit data)

	December 31, 2012	December 31, 2011
Assets		
Real estate assets		
Land	$ 318,416	$ 299,720
Building and improvements	2,278,213	2,085,929
Furniture, fixtures and equipment	270,180	251,663
Construction in progress	90,075	94,981
Land held for future development	54,468	55,396
	3,011,352	2,787,689
Less: accumulated depreciation	(842,925)	(767,017)
For-sale condominiums	23,281	54,845
Total real estate assets	2,191,708	2,075,517
Investments in and advances to unconsolidated real estate entities	4,533	7,344
Cash and cash equivalents	118,698	13,084
Restricted cash	5,388	5,126
Deferred financing costs, net	10,855	6,381
Other assets	32,182	31,612
Total assets	$ 2,363,364	$ 2,139,064
Liabilities and equity		
Indebtedness	$ 1,102,464	$ 970,443
Accounts payable, accrued expenses and other	88,926	72,102
Investments in unconsolidated real estate entities	16,297	15,945
Distributions payable	13,653	11,692
Accrued interest payable	5,721	5,185
Security deposits and prepaid rents	9,524	9,334
Total liabilities	1,236,585	1,084,701
Redeemable common units	7,159	6,840
Commitments and contingencies		
Equity		
Operating Partnership equity		
Preferred units	43,392	43,392
Common units		
General partner	12,477	11,662
Limited partner	1,075,524	995,097
Accumulated other comprehensive income (loss)	(11,679)	(2,633)
Total Operating Partnership equity	1,119,714	1,047,518
Noncontrolling interests - consolidated property partnerships	(94)	5
Total equity	1,119,620	1,047,523
Total liabilities and equity	$ 2,363,364	$ 2,139,064

The accompanying notes are an integral part of these consolidated financial statements.

POST APARTMENT HOMES, L.P.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per unit data)

	Year ended December 31,		
	2012	2011	2010
Revenues			
Rental	$ 315,176	$ 286,518	$ 268,090
Other property revenues	18,885	17,880	16,053
Other	850	918	995
Total revenues	334,911	305,316	285,138
Expenses			
Property operating and maintenance (exclusive of items shown separately below)	143,678	132,410	131,378
Depreciation	80,145	75,263	74,497
General and administrative	16,342	16,100	16,443
Investment and development	1,317	1,161	2,415
Other investment costs	1,401	1,435	2,417
Impairment charge	-	-	35,091
Total expenses	242,883	226,369	262,241
Operating income	92,028	78,947	22,897
Interest income	393	1,021	841
Interest expense	(46,419)	(56,791)	(54,613)
Amortization of deferred financing costs	(2,695)	(2,797)	(2,987)
Net gains on condominium sales activities	36,273	10,514	6,161
Equity in income of unconsolidated real estate entities, net	7,995	1,001	18,739
Other income (expense), net	1,034	619	(874)
Net gain (loss) on extinguishment of indebtedness	(4,318)	(6,919)	2,845
Net income (loss)	84,291	25,595	(6,991)
Noncontrolling interests - consolidated real estate entities	(135)	(67)	(20)
Net income (loss) available to the Operating Partnership	84,156	25,528	(7,011)
Distributions to preferred unitholders	(3,688)	(4,455)	(7,503)
Preferred unit redemption costs	-	(1,757)	(44)
Net income (loss) available to common unitholders	$ 80,468	$ 19,316	$ (14,558)
Per common unit data - Basic			
Net income (loss) available to common unitholders	$ 1.49	$ 0.38	$ (0.30)
Weighted average common units outstanding - basic	53,968	50,584	48,655
Per common unit data - Diluted			
Net income (loss) available to common unitholders	$ 1.48	$ 0.38	$ (0.30)
Weighted average common units outstanding - diluted	54,278	50,972	48,655

The accompanying notes are an integral part of these consolidated financial statements.

POST APARTMENT HOMES, L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands, except per unit data)

	Year ended December 31,		
	2012	**2011**	**2010**
Net income (loss)	$ 84,291	$ 25,595	$ (6,991)
Net change in derivative financial instruments	(9,069)	(2,641)	—
Total comprehensive income	75,222	22,954	(6,991)
Comprehensive income (loss) attributable to noncontrolling interests:			
Consolidated real estate entities	(135)	(67)	(20)
Total Operating Partnership comprehensive income (loss)	$ 75,087	$ 22,887	$ (7,011)

The accompanying notes are an integral part of these consolidated financial statements.

POST APARTMENT HOMES, L.P.
CONSOLIDATED STATEMENTS OF EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(In thousands, except per unit data)

	Preferred Units (No. of Units)	Common Units (No. of Units)	Preferred Units	Common Units		Accumulated Other Comprehensive Income (Loss)	Total Operating Partnership Equity	Noncontrolling Interests - Consolidated Real Estate Entities	Total Equity
				General Partner	Limited Partners				
Equity, December 31, 2009	2,900	48,621	$ 95,000	$ 10,786	$ 909,333	$ -	$ 1,015,119	$ 934	$ 1,016,053
Comprehensive income (loss)	-	-	7,503	(145)	(14,318)	-	(6,960)	20	(6,940)
Contributions from the Company related to sales of Company common stock	-	41	-	11	1,110	-	1,121	-	1,121
Contributions from the Company related to employee stock purchase, stock option and other plans	-	422	-	59	5,849	-	5,908	-	5,908
Conversion of redeemable common units	-	-	-	-	74	-	74	-	74
Adjustment for ownership interest of redeemable common units	-	-	-	-	(7)	-	(7)	-	(7)
Redeption of preferred units	(49)	-	(2,037)	-	16	-	(2,021)	-	(2,021)
Equity-based compensation	-	-	-	30	2,969	-	2,999	-	2,999
Distributions to preferred unitholders	-	-	(7,503)	-	-	-	(7,503)	-	(7,503)
Distributions to common unitholders ($0.80 per unit)	-	-	-	(391)	(38,600)	-	(38,991)	-	(38,991)
Acquisition of noncontrolling interests	-	-	-	4	381	-	385	(385)	-
Distributions to noncontrolling interests - consolidated real estate entities	-	-	-	-	-	-	-	(364)	(364)
Adjustment to redemption value of redeemable common units	-	-	-	-	(3,034)	-	(3,034)	-	(3,034)
Equity, December 31, 2010	2,851	49,084	92,963	10,354	863,773	-	967,090	205	967,295
Comprehensive income (loss)	-	-	4,455	184	20,827	(2,633)	22,833	67	22,900
Contributions from the Company related to sales of Company common stock	-	3,409	-	1,357	134,294	-	135,651	-	135,651
Contributions from the Company related to employee stock purchase, stock option and other plans	-	651	-	173	17,113	-	17,286	-	17,286
Conversion of redeemable common units	-	-	-	-	547	-	547	-	547
Adjustment for ownership interest of redeemable common units	-	-	-	-	(466)	-	(466)	-	(466)
Redeption of preferred units	(1,983)	-	(49,571)	-	(62)	-	(49,633)	-	(49,633)
Equity-based compensation	-	-	-	26	2,548	-	2,574	-	2,574
Distributions to preferred unitholders	-	-	(4,455)	-	-	-	(4,455)	-	(4,455)
Distributions to common unitholders ($0.84 per unit)	-	-	-	(432)	(42,673)	-	(43,105)	-	(43,105)
Distributions to noncontrolling interests - consolidated real estate entities	-	-	-	-	-	-	-	(267)	(267)
Adjustment to redemption value of redeemable common units	-	-	-	-	(804)	-	(804)	-	(804)
Equity, December 31, 2011	868	53,144	$ 43,392	$ 11,662	$ 995,097	$ (2,633)	$ 1,047,518	$ 5	$ 1,047,523

POST APARTMENT HOMES, L.P.
CONSOLIDATED STATEMENTS OF EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(In thousands, except per unit data)

	Preferred Units	Common Units	Preferred Units	Common Units		Accumulated Other Comprehensive Income (Loss)	Total Operating Partnership Equity	Noncontrolling Interests - Consolidated Real Estate Entities	Total Equity
				General Partner	Limited Partners				
	(No. of Units)	(No. of Units)							
Equity, December 31, 2011	868	53,144	$ 43,392	$ 11,662	$ 995,097	$ (2,633)	$ 1,047,518	$ 5	$ 1,047,523
Comprehensive income (loss)	-	-	3,688	804	79,447	(9,046)	74,893	135	75,028
Contributions from the Company related to sales of Company common stock	-	550	-	255	25,202	-	25,457	-	25,457
Contributions from the Company related to employee stock purchase, stock option and other plans	-	919	-	254	25,160	-	25,414	-	25,414
Conversion of redeemable common units	-	-	-	-	591	-	591	-	591
Adjustment for ownership interest of redeemable common units	-	-	-	-	(416)	-	(416)	-	(416)
Equity-based compensation	-	-	-	29	2,901	-	2,930	-	2,930
Distributions to preferred unitholders	-	-	(3,688)	-	-	-	(3,688)	-	(3,688)
Distributions to common unitholders ($0.97 per unit)	-	-	-	(527)	(52,024)	-	(52,551)	-	(52,551)
Distributions to noncontrolling interests - consolidated real estate entities	-	-	-	-	-	-	-	(234)	(234)
Adjustment to redemption value of redeemable common units	-	-	-	-	(434)	-	(434)	-	(434)
Equity, December 31, 2012	868	54,613	$ 43,392	$ 12,477	$ 1,075,524	$ (11,679)	$ 1,119,714	$ (94)	$ 1,119,620

The accompanying notes are an integral part of these consolidated financial statements.

POST APARTMENT HOMES, L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except per unit data)

	Year ended December 31,		
	2012	2011	2010
Cash Flows From Operating Activities			
Net income (loss)	$ 84,291	$ 25,595	$ (6,991)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	80,145	75,263	74,497
Amortization of deferred financing costs	2,695	2,797	2,987
Net gains on condominium sales activities	(36,273)	(10,514)	(6,161)
Other, net	585	1,747	1,097
Impairment charges	-	-	35,091
Equity in income of unconsolidated entities, net	(7,995)	(1,001)	(18,739)
Distributions of earnings of unconsolidated entities	3,236	1,744	1,076
Deferred compensation	109	95	97
Equity-based compensation	2,937	2,581	3,010
Net (gain) loss on extinguishment of indebtedness	4,318	6,919	(2,845)
Changes in assets, decrease (increase) in:			
Other assets	(921)	(1,213)	2,298
Changes in liabilities, increase (decrease) in:			
Accrued interest payable	536	(656)	951
Accounts payable and accrued expenses	598	(288)	(9,248)
Security deposits and prepaid rents	(72)	(685)	(9)
Net cash provided by operating activities	134,189	102,384	77,111
Cash Flows From Investing Activities			
Development and construction of real estate assets	(133,379)	(76,271)	(62,120)
Acquisition of communities	(73,963)	(48,616)	-
Proceeds from sales of real estate assets	87,673	59,469	77,388
Capitalized interest	(5,534)	(3,000)	(6,927)
Property capital expenditures	(28,015)	(26,123)	(29,737)
Corporate additions and improvements	(585)	(996)	(570)
Distributions from (advances to) unconsolidated entities	7,821	-	(1,130)
Note receivable collections and other investments	967	597	776
Net cash used in investing activities	(145,015)	(94,940)	(22,320)
Cash Flows From Financing Activities			
Lines of credit proceeds	104,632	159,523	112,014
Lines of credit repayments	(239,632)	(24,523)	(112,014)
Proceeds from indebtedness	550,000	-	150,000
Payments on indebtedness	(282,979)	(197,806)	(151,151)
Payments of financing costs and other	(11,051)	(10,112)	(2,204)
Contributions from the Company related to stock sales, employee stock purchase and stock option plans	50,123	152,187	6,232
Redemption of preferred units	-	(49,633)	(2,021)
Distributions to noncontrolling interests - real estate entities	(234)	(267)	(364)
Distributions to noncontrolling interests - non-Company common unitholders	(139)	(136)	(138)
Distributions to preferred unitholders	(3,688)	(4,455)	(7,503)
Distributions to common unitholders	(50,592)	(41,227)	(38,900)
Net cash provided by (used in) financing activities	116,440	(16,449)	(46,049)
Net increase (decrease) in cash and cash equivalents	105,614	(9,005)	8,742
Cash and cash equivalents, beginning of period	13,084	22,089	13,347
Cash and cash equivalents, end of period	$ 118,698	$ 13,084	$ 22,089

The accompanying notes are an integral part of these consolidated financial statements.

(Unaudited, in thousands, except per share or unit and apartment unit data)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

Organization

Post Properties, Inc. (the "Company") and its subsidiaries develop, own and manage upscale multi-family apartment communities in selected markets in the United States. The Company through its wholly-owned subsidiaries is the sole general partner, a limited partner and owns a majority interest in Post Apartment Homes, L.P. (the "Operating Partnership"), a Georgia limited partnership. The Operating Partnership, through its operating divisions and subsidiaries conducts substantially all of the on-going operations of the Company, a publicly traded corporation which operates as a self-administered and self-managed real estate investment trust ("REIT"). As used herein, the term "Company" includes Post Properties, Inc. and its subsidiaries, including Post Apartment Homes, L.P., unless the context indicates otherwise.

The Company has elected to qualify and operate as a self-administrated and self-managed REIT for federal income tax purposes. A REIT is a legal entity which holds real estate interests and is generally not subject to federal income tax on the income it distributes to its shareholders. The Operating Partnership is governed under the provisions of a limited partnership agreement, as amended. Under the provisions of the limited partnership agreement, as amended, Operating Partnership net profits, net losses and cash flow (after allocations to preferred ownership interests) are allocated to the partners in proportion to their common ownership interests. Cash distributions from the Operating Partnership shall be, at a minimum, sufficient to enable the Company to satisfy its annual dividend requirements to maintain its REIT status under the Internal Revue Code of 1986, as amended.

At December 31, 2012, the Company had interests in 22,218 apartment units in 60 communities, including 1,471 apartment units in four communities held in unconsolidated entities and 2,046 apartment units in seven communities currently under development or in lease-up. The Company is also selling luxury for-sale condominium homes in two communities through a taxable REIT subsidiary. At December 31, 2012, approximately 31.5%, 22.6%, 13.9% and 10.1% (on a unit basis) of the Company's operating communities were located in the Atlanta, Georgia, Dallas, Texas, the greater Washington, D.C. and Tampa, Florida metropolitan areas, respectively.

At December 31, 2012, the Company had outstanding 54,470 shares of common stock and owned the same number of units of common limited partnership interests ("Common Units") in the Operating Partnership, representing a 99.7% ownership interest in the Operating Partnership. Common Units held by persons other than the Company totaled 143 at December 31, 2012 and represented a 0.3% common minority interest in the Operating Partnership. Each Common Unit may be redeemed by the holder thereof for either one share of Company common stock or cash equal to the fair market value thereof at the time of redemption, at the option, but outside the control, of the Operating Partnership. The Operating Partnership presently anticipates that it will cause shares of common stock to be issued in connection with each such redemption rather than paying cash (as has been done in all redemptions to date). With each redemption of outstanding Common Units for Company common stock, the Company's percentage ownership interest in the Operating Partnership will increase. In addition, whenever the Company issues shares of common stock, the Company will contribute any net proceeds therefrom to the Operating Partnership and the Operating Partnership will issue an equivalent number of Common Units to the Company. The Company's weighted average common ownership interest in the Operating Partnership was 99.7% for the years ended December 31, 2012, 2011 and 2010.

Basis of presentation

The accompanying consolidated financial statements include the consolidated accounts of the Company, the Operating Partnership and their wholly owned subsidiaries. The Company also consolidates other entities in which it has a controlling financial interest or entities where it is determined to be the primary beneficiary under ASC Topic 810, "Consolidation." Under ASC Topic 810, variable interest entities ("VIEs") are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision making ability. The primary beneficiary is required to consolidate a VIE for financial reporting purposes. The application of ASC Topic 810 requires management to make significant estimates and judgments about the Company's and its other partners' rights, obligations and economic interests in such entities. For entities in which the Company has less than a controlling financial interest or entities where it is not deemed to be the primary beneficiary, the entities are accounted for using the equity method of accounting. Accordingly, the Company's share of the net earnings or losses of

(Unaudited, in thousands, except per share or unit and apartment unit data)

these entities is included in consolidated net income. All significant inter-company accounts and transactions have been eliminated in consolidation. The Company's noncontrolling interest of common unitholders (also referred to as "Redeemable Common Units") in the operations of the Operating Partnership is calculated based on the weighted average unit ownership during the period.

Revenue recognition

Residential properties are leased under operating leases with terms of generally one year or less. Rental revenues from residential leases are recognized on the straight-line method over the approximate life of the leases, which is generally one year. The recognition of rental revenues from residential leases when earned has historically not been materially different from rental revenues recognized on a straight-line basis.

Under the terms of residential leases, the residents of the Company's residential communities are obligated to reimburse the Company for certain utility usage, water and electricity (at selected properties), where the Company is the primary obligor to the public utility entity. These utility reimbursements from residents are reflected as other property revenues in the consolidated statements of operations.

Sales and the associated gains or losses of real estate assets and for-sale condominiums are recognized in accordance with the provisions of ASC Topic 360-20, "Property, Plant and Equipment – Real Estate Sales." The Company accounts for each project under either the "Deposit Method" or the "Percentage of Completion Method," based on a specific evaluation of the factors specified in ASC Topic 360-20. The factors used to determine the appropriate accounting method are the legal commitment of the purchaser in the real estate contract, whether the construction of the project is beyond a preliminary phase, whether sufficient units have been contracted to ensure the project will not revert to a rental project, the ability to reasonably estimate the aggregate project sale proceeds and aggregate project costs and the determination that the buyer has made an adequate initial and continuing cash investment under the contract in accordance with ASC Topic 360-20. As of December 31, 2012, all condominium communities are accounted for under the Deposit Method. Under ASC Topic 360-20, the Company uses the relative sales value method to allocate costs and recognize profits from condominium sales. Under the relative sales value method, estimates of aggregate project revenues and aggregate project costs are used to determine the allocation of project cost of sales and the resulting profit in each accounting period. In subsequent periods, cumulative project cost of sale allocations and the resulting profits are adjusted to reflect changes in the actual and estimated costs and revenues of each project.

Cost capitalization

The Company capitalizes those expenditures relating to the acquisition of new assets and the development and construction of new apartment and condominium communities. In addition, the Company capitalizes expenditures that enhance the value of existing assets and expenditures that substantially extend the life of existing assets. Annually recurring capital expenditures are expenditures of a type that are expected to be incurred on an annual basis during the life of an apartment community, such as carpet, appliances and flooring. Periodically recurring capital expenditures are expenditures that generally occur less frequently than on an annual basis, such as major exterior projects relating to landscaping and structural improvements. Revenue generating capital expenditures are expenditures for the rehabilitation of communities and other property upgrade costs that enhance the rental value of such communities. All other expenditures necessary to maintain a community in ordinary operating condition are expensed as incurred. Additionally, for new development communities, carpet, vinyl, and blind replacements are expensed as incurred during the first five years (which corresponds to their estimated depreciable life). Thereafter, these replacements are capitalized and depreciated. The Company expenses as incurred interior and exterior painting of its operating communities, unless those communities are under rehabilitation or major remediation.

For communities under development or rehabilitation, the Company capitalizes interest, real estate taxes, and certain internal personnel and associated costs associated with the development and construction activity. Interest is capitalized to projects under development or construction based upon the weighted average cumulative project costs for each month multiplied by the Company's weighted average borrowing costs, expressed as a percentage. Weighted average borrowing costs include the costs of the Company's fixed rate secured and unsecured borrowings and the variable rate unsecured

(Unaudited, in thousands, except per share or unit and apartment unit data)

borrowings under its line of credit facilities. The weighted average borrowing costs, expressed as a percentage, were 5.4%, 6.0% and 6.3% for 2012, 2011 and 2010, respectively. Internal development and construction personnel and associated costs are capitalized to projects under development or construction based upon the effort associated with such projects. Aggregate internal development and construction personnel and associated costs capitalized to projects under development or construction were $3,755, $2,854 and $719 in 2012, 2011 and 2010, respectively. The Company treats each unit in an apartment community separately for cost accumulation, capitalization and expense recognition purposes. Prior to the completion of rental and condominium units, interest and other construction costs are capitalized and reflected on the balance sheet as construction in progress. The Company ceases the capitalization of such costs as the residential units in a community become substantially complete and available for occupancy or sale. This results in a proration of costs between amounts that are capitalized and expensed as the residential units in apartment and condominium development communities become available for occupancy or sale. In addition, prior to the completion of rental units, the Company expenses as incurred substantially all operating expenses (including pre-opening marketing as well as property management and leasing personnel expenses) of such rental communities. Prior to the completion and closing of condominium units, the Company expenses all sales and marketing costs related to such units.

For cash flow statement purposes, the Company classifies capital expenditures for developed condominium communities in investing activities in the caption titled, "Construction and acquisition of real estate assets." Likewise, the proceeds from the sales of such condominiums are included in investing activities in the caption titled, "Net proceeds from sales of real estate assets."

Real estate assets, depreciation and impairment

Real estate assets are stated at the lower of depreciated cost or fair value, if deemed impaired. Major replacements and betterments are capitalized and depreciated over their estimated useful lives. Depreciation is computed on a straight-line basis over the useful lives of the properties (buildings and components, - 40 years; other building and land improvements – 20 years; furniture, fixtures and equipment – 5-10 years).

The Company continually evaluates the recoverability of the carrying value of its real estate assets using the methodology prescribed in ASC Topic 360, "Property, Plant and Equipment." Factors considered by management in evaluating impairment of its existing real estate assets held for investment include significant declines in property operating profits, annually recurring property operating losses and other significant adverse changes in general market conditions that are considered permanent in nature. Under ASC Topic 360, a real estate asset held for investment is not considered impaired if the undiscounted, estimated future cash flows of an asset (both the annual estimated cash flow from future operations and the estimated cash flow from the theoretical sale of the asset) over its estimated holding period are in excess of the asset's net book value at the balance sheet date. If any real estate asset held for investment is considered impaired, a loss is provided to reduce the carrying value of the asset to its estimated fair value. In addition, for-sale condominium units completed and ready for their intended use are evaluated for impairment using the methodology for assets held for sale (using discounted projected future cash flows).

The Company periodically classifies real estate assets as held for sale. An asset is classified as held for sale after the approval of the Company's board of directors and after an active program to sell the asset has commenced. Upon the classification of a real estate asset as held for sale, the carrying value of the asset is reduced to the lower of its net book value or its estimated fair value, less costs to sell the asset. Subsequent to the classification of assets as held for sale, no further depreciation expense is recorded. Real estate assets held for sale are stated separately on the accompanying consolidated balance sheets. Upon a decision to no longer market an asset for sale, the asset is classified as an operating asset and depreciation expense is reinstated. As of December 31, 2012, there were no real estate assets held for sale.

For condominium communities, the operating results and associated gains and losses are reflected on the consolidated statement of operations in the caption titled "Net gains on condominium sales activities" (see discussion under "revenue recognition" above), and the net book value of the condominium assets is reflected separately on the consolidated balance sheet in the caption titled, "For-sale condominiums."

(Unaudited, in thousands, except per share or unit and apartment unit data)

Fair value measurements

The Company applies the guidance in ASC Topic 820, "Fair Value Measurements and Disclosures," to the valuation of real estate assets recorded at fair value, if any, to its impairment valuation analysis of real estate assets, to its disclosure of the fair value of financial instruments, principally indebtedness and to its derivative financial instruments. Fair value disclosures required under ASC Topic 820 are summarized in note 14 utilizing the following hierarchy:

- Level 1 – Quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.
- Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.
- Level 3 – Unobservable inputs for the assets or liability.

Long-term ground leases

The Company is party to certain long-term ground leases associated with land underlying certain of the Company's apartment communities. The ground leases generally provide for future increases in minimum lease payments tied to an inflation index or contain stated rent increases that generally compensate for the impact of inflation. Ground lease expense is recognized on the straight-line method over the life of the leases that contain stated rent increases.

Apartment community acquisitions

The Company accounts for its apartment community acquisitions in accordance with ASC Topic 805, "Business Combinations." In accordance with the provisions of ASC Topic 805, the aggregate purchase price of apartment community acquisitions is allocated to the tangible assets and liabilities (including mortgage indebtedness, if any) as well as the intangible assets acquired in each transaction based on their estimated fair values at the acquisition date. In determining the acquisition date fair value of the component assets and liabilities, the Company uses independent market data, internal analysis of comparable communities, relevant historical data from the acquired community as well as other market data. The acquired tangible assets, principally land, building and improvements and furniture, fixtures and equipment are reflected in real estate assets, and such assets, excluding land, are depreciated over their estimated useful lives. The acquired intangible assets, principally the value of above/below market leases and the value of in-place leases are reflected in other assets and amortized over the average remaining lease terms of the acquired leases (generally 6 to 12 months for residential leases and 5 to 10 years for retail leases). The legal, professional and other expenses associated with acquisition related activities are expensed as incurred.

Stock-based compensation

The Company accounts for stock-based compensation under the fair value method prescribed by ASC Topic 505, "Equity-Based Payments to Non-Employees," and ASC Topic 718, "Compensation—Stock Compensation." This guidance requires the Company to expense the fair value of employee stock options and other forms of stock-based compensation.

Derivative financial instruments

The Company accounts for derivative financial instruments at fair value under the provisions of ASC Topic 815, "Derivatives and Hedging." In conjunction with its implementation of updates to the fair value measurements guidance, the Company made an accounting policy election as of January 1, 2012 to measure derivative financial instruments subject to master netting agreements on a net basis. The Company uses derivative financial instruments, primarily interest rate swap arrangements to manage or hedge its exposure to interest rates changes. Under ASC Topic 815, derivative instruments qualifying as hedges of specific cash flows are recorded on the balance sheet at fair value with an offsetting increase or decrease to accumulated other comprehensive income, an equity account, until the hedged transactions are recognized in earnings. Quarterly, the Company evaluates the effectiveness of its cash flow hedges. Any ineffective portion of cash flow hedges are recognized immediately in earnings.

Cash and cash equivalents

All investments purchased with an original maturity of three months or less are considered to be cash equivalents.

Restricted cash

Restricted cash is generally comprised of resident security deposits for apartment communities located in Georgia, Florida, Virginia, Maryland, North Carolina and New York and earnest money and escrow deposits associated with the Company's for-sale condominium business.

Deferred financing costs

Deferred financing costs are amortized using the straight-line method, which approximates the interest method, over the terms of the related indebtedness.

Per share and per unit data

The Company and Operating Partnership report both basic and diluted earnings per share and per unit, respectively, as prescribed by ASC Topic 260, "Earnings Per Share." The guidance also requires entities with participating securities that contain non-forfeitable rights to dividends, like the Company's unvested share-based payment awards (see note 10), to use the two-class method for computing basic and dilutive earnings per share and unit. Under the two-class method earnings (losses) are allocated to each class of common stock and to participating securities according to the dividends paid or declared and the relative participation of such securities to remaining undistributed earnings (losses).

Basic earnings per common share and earnings per common unit are computed by dividing net income (loss) available to common shareholders or unitholders by the weighted average number of common shares or units outstanding during the year. Diluted earnings per common share and diluted earnings per common unit are computed by dividing net income (loss) available to common shareholders or unitholders by the weighted average number of common shares or units and common share or unit equivalents outstanding during the year, which are computed using the treasury stock method for outstanding stock options. Common share and unit equivalents are excluded from the computations in years in which they have an anti-dilutive effect. The computation of basic and diluted earnings per share and basic and diluted earnings per common unit for income from continuing operations is detailed in notes 6 and 7 for the Company and the Operating Partnership, respectively.

Noncontrolling interests

The Company accounts for noncontrolling interests in accordance with ASC Topic 810, "Consolidation." ASC Topic 810, in conjunction with other existing GAAP, established criterion used to evaluate the characteristics of noncontrolling interests in consolidated entities to determine whether noncontrolling interests are classified and accounted for as permanent equity or "temporary" equity (presented between liabilities and permanent equity on the consolidated balance sheet). ASC Topic 810 also clarified the treatment of noncontrolling interests with redemption provisions. If a noncontrolling interest has a redemption feature that permits the issuer to settle in either cash or common shares at the option of the issuer but the equity settlement feature is deemed to be outside of the control of the issuer, then those noncontrolling interests are classified as "temporary" equity. The Company currently has two types of noncontrolling interests, (1) noncontrolling interests related to the common unitholders of its Operating Partnership and (2) noncontrolling interests related to its consolidated real estate entities (see note 5).

The Company accounts for the redemption of noncontrolling interests in the Operating Partnership in exchange for shares of company common stock at fair value in accordance with ASC Topic 810. These transactions result in a reduction in the noncontrolling interest of common unitholders in the Operating Partnership and a corresponding increase in equity in the accompanying consolidated balance sheet at the date of conversion. In accordance with guidance in ASC Topic 810 the noncontrolling interest in the Operating Partnership is carried at the greater of its redemption value or net book value.

(Unaudited, in thousands, except per share or unit and apartment unit data)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Supplemental cash flow information

Supplemental cash flow information for 2012, 2011 and 2010 was as follows:

	Year ended December 31,		
	2012	2011	2010
Interest paid, including interest capitalized	$ 51,417	$ 60,447	$ 60,589
Income tax payments (refunds), net	3	386	(1,100)
Non-cash investing and financing activities:			
Dividends and distributions payable	13,653	11,692	9,814
Conversions of redeemable common units	591	547	74
Common stock 401k matching contribution	639	655	700
Construction cost accruals, increase (decrease)	7,422	1,475	(5,324)
Adjustments to equity related to redeemable common units, net	(850)	(1,270)	(3,041)
Distribution from and consolidation of assets and liabilities of unconsolidated entities:			
For-sale condominium and other assets	-	-	27,343
Cash	-	-	28
Indebtedness	-	-	44,553
Accounts payable and accrued expenses	-	-	3,029

2. REAL ESTATE ACTIVITIES

Acquisitions

In July 2012, the Company acquired a 360-unit apartment community, including approximately 7,612 square feet of retail space, located in Charlotte, North Carolina for an aggregate gross purchase price of $74,000. The purchase price of this community was allocated to land ($7,732), building, improvements and equipment ($65,521), other assets ($296) and identified lease related intangible assets ($451) based on their estimated fair values.

In December 2011, the Company acquired a 227-unit apartment community, including approximately 9,080 square feet of retail space, located in Dallas, Texas for an aggregate gross purchase price of $48,500. The purchase price of this community was allocated to land ($7,324), building, improvements and equipment ($39,531), other assets ($881) and identified lease related intangible assets ($764) based on their estimated fair values. The Company did not acquire any apartment communities in 2010.

Dispositions

The Company classifies real estate assets as held for sale after the approval of its board of directors and after the Company has commenced an active program to sell the assets. Under ASC Topic 360, the operating results of real estate assets designated as held for sale and sold are included in discontinued operations in the consolidated statement of operations for all periods presented. Additionally, all gains and losses on the sale of these assets are included in discontinued operations. There were no discontinued operations in 2012, 2011 and 2010 and there were no apartment communities or land parcels classified as held for sale at December 31, 2012.

In 2010, the Company sold two land parcels, located in Tampa, Florida and Raleigh, North Carolina, for net proceeds of approximately $8,888. No gain or loss was recognized, as the land parcels were previously recorded as held for sale at their fair values.

(Unaudited, in thousands, except per share or unit and apartment unit data)

Condominium activities

At December 31, 2012, the Company was selling condominium homes in two wholly owned condominium communities. The Company's condominium community in Austin, Texas (the "Austin Condominium Project"), originally consisting of 148 condominium units, had an aggregate carrying value of $14,433 at December 31, 2012. The Austin Condominium Project commenced closings of condominium units in the second quarter of 2010. The Company's condominium community in Atlanta, Georgia (the "Atlanta Condominium Project"), originally consisting of 129 condominium units, had an aggregate carrying value of $8,848 at December 31, 2012. The Atlanta Condominium Project commenced closings of condominium units in the fourth quarter of 2010. These amounts were included in the accompanying balance sheet under the caption, "For-sale condominiums." Additionally, in the first half of 2010, the Company completed its final sales of condominium units at two condominium conversion communities.

The revenues, costs and expenses associated with consolidated condominium activities included in continuing operations in 2012, 2011 and 2010 was as follows:

	Year ended December 31,		
	2012	2011	2010
Condominium revenues	$ 89,698	$ 57,944	$ 68,500
Condominium costs and expenses	(54,037)	(48,407)	(62,339)
Net gains on sales of residential condominiums, before income tax	35,661	9,537	6,161
Net gain on sale of retail condominium, before income tax	-	977	-
Income tax benefit	612	-	-
Net gains on sales of condominiums	$ 36,273	$ 10,514	$ 6,161

The Company closed 96, 58 and 66 condominium homes for the years ended December 31, 2012, 2011 and 2010, respectively, at its condominium communities. In 2012, the Company recognized an income tax benefit of $612 related to the recovery of income taxes paid in prior years by the Company's taxable REIT subsidiaries (see note 9). In 2011, the Company sold a retail condominium, representing a portion of the available retail space, at the Austin Condominium Project and recognized a net gain of $977.

3. INVESTMENTS IN UNCONSOLIDATED REAL ESTATE ENTITIES

Apartment LLCs

At December 31, 2012, the Company held investments in two individual limited liability companies (the "Apartment LLCs") with institutional investors that own four apartment communities, including three communities located in Atlanta, Georgia and one community located in Washington, D.C. The Company has a 25% and 35% equity interest in these Apartment LLCs.

The Company accounts for its investments in the Apartment LLCs using the equity method of accounting. At December 31, 2012 and 2011, the Company's investment in the 35% owned Apartment LLCs totaled $4,533 and $7,344, respectively, excluding the credit investments discussed below. The excess of the Company's investment over its equity in the underlying net assets of these Apartment LLCs was approximately $2,830 at December 31, 2012. The excess investment related to these Apartment LLCs is being amortized as a reduction to earnings on a straight-line basis over the lives of the related assets. The Company's investment in the 25% owned Apartment LLCs at December 31, 2012 and 2011 reflects a credit investment of $16,297 and $15,945, respectively. These credit balances resulted from distribution of financing proceeds in excess of the Company's historical cost upon the formation of the Apartment LLCs and are reflected in consolidated liabilities on the Company's consolidated balance sheet. The operating results of the Company include its allocable share of net income from the investments in the Apartment LLCs. The Company provides property and asset management services to the Apartment LLCs for which it earns fees.

(Unaudited, in thousands, except per share or unit and apartment unit data)

A summary of financial information for the Apartment LLCs in the aggregate is as follows:

Apartment LLCs - Balance Sheet Data	December 31, 2012	2011
Real estate assets, net of accumulated depreciation of $38,332 and $32,780 at December 31, 2012 and 2011, respectively	$ 212,877	$ 217,443
Assets held for sale, net	-	28,846
Cash and other	5,103	6,526
Total assets	$ 217,980	$ 252,815
Mortgage notes payable	$ 177,723	$ 206,495
Other liabilities	2,588	2,737
Total liabilities	180,311	209,232
Members' equity	37,669	43,583
Total liabilities and members' equity	$ 217,980	$ 252,815
Company's equity investment in Apartment LLCs (1)	$ (11,764)	$ (8,601)

(1) At December 31, 2012 and 2011, the Company's equity investment includes its credit investments of $16,297 and $15,945, respectively, discussed above.

Apartment LLCs - Income Statement Data	Year ended December 31, 2012	2011	2010
Revenues			
Rental	$ 24,659	$ 23,504	$ 22,444
Other property revenues	1,844	1,823	1,718
Total revenues	26,503	25,327	24,162
Expenses			
Property operating and maintenance	10,541	9,896	9,945
Depreciation and amortization	5,768	5,934	5,836
Interest	9,181	10,247	10,247
Total expenses	25,490	26,077	26,028
Net loss from continuing operations	1,013	(750)	(1,866)
Gain (loss) from discontinued operations	21,667	(151)	(254)
Net income (loss)	$ 22,680	$ (901)	$ (2,120)
Company's share of net income in Apartment LLCs	$ 7,995	$ 1,001	$ 635

In February 2012, a 35% owned Apartment LLCs sold an apartment community located in Atlanta, Georgia. The net cash proceeds from the sale of approximately $50,500 were used to retire the Apartment LLCs outstanding mortgage note payable of $29,272 and to make distributions to its members. The results of operations and the gain on sale of the apartment community from this Apartment LLC are included in discontinued operations for all periods presented in the financial data listed above. The Company's equity in income of unconsolidated entities for the year ended December 31, 2012 includes a net gain of $6,055 resulting from this transaction.

At December 31, 2012, mortgage notes payable included four mortgage notes. The first $51,000 mortgage note bears interest at 3.50%, requires monthly interest only payments and matures in 2019. The second and third mortgage notes total $85,724, bear interest at 5.63%, require interest only payments and mature in 2017. The fourth mortgage note totals $41,000, bears interest at 5.71%, requires interest only payments, and matures in January 2018 with a one-year automatic extension at a variable interest rate.

(Unaudited, in thousands, except per share or unit and apartment unit data)

Condominium LLCs

In periods prior to September 2010, the Company and its partner held an approximate pro-rata 49% interest in a limited partnership (the "Mixed-Use LP") that was constructing a mixed-use development, consisting of the Atlanta Condominium Project and Class A office space, sponsored by two additional independent investors. Prior to September 2010, the Company accounted for its investment in the Mixed-Use LP using the equity method of accounting.

In September 2010, the Atlanta Condominium Project and associated liabilities (including construction indebtedness) were conveyed to a majority owned subsidiary of the Company in full redemption of the subsidiary's equity investment in the Mixed-Use LP. The net condominium assets and associated construction indebtedness were distributed at their fair values. As part of the transaction, a separate wholly owned subsidiary of the Company acquired the lenders' interest in the construction indebtedness of the Atlanta Condominium Project and a related land entity (which owned related land and infrastructure that was previously impaired in 2009) for aggregate consideration of $49,793, effectively extinguishing the indebtedness. As a result of this distribution, equity in income of unconsolidated real estate entities includes a gain of $23,596, net of transaction expenses and income taxes, related to the construction indebtedness, partially offset by an impairment loss of $5,492 related to the condominium assets. The Company also recognized a debt extinguishment gain of $2,845 on the related debt retirement associated with the related land entity. Subsequent to the purchase of the construction indebtedness, and in exchange for the release of the guarantors of the indebtedness, the Company acquired the remaining noncontrolling interest in the majority owned subsidiary that owned the community and the related land entity. As a result of these transactions, the Company wholly owned and consolidated the Atlanta Condominium Project for financial reporting purposes as of September 2010.

A summary of results of operations for the Mixed-Use LP through September 2010 was as follows:

Mixed-Use LP - Income Statement Data	Period ended September 24, 2010
Revenues	$ 90
Expenses	(1,648)
Gain on distribution of assets / liabilities at fair value	20,049
Net income	$ 18,491
Company's share of net income in Mixed-Use LP	$ 18,104

4. INDEBTEDNESS

At December 31, 2012 and 2011, the Company's indebtedness consisted of the following:

Description	Payment Terms	Interest Rate	Maturity Date	December 31, 2012	December 31, 2011
Senior Unsecured Notes	Int.	3.375% - 4.75%	2017-2022 (1)	$ 400,000	$ 375,775
Unsecured Bank Term Loan	Int.	LIBOR + 1.70% (2)	2018	300,000	-
Unsecured Revolving Lines of Credit	Int.	LIBOR + 1.225% (3)	2016	-	135,000
Secured Mortgage Notes	Prin. and Int.	4.88% - 5.99%	2015-2019 (4)	402,464	459,668
Total				$ 1,102,464	$ 970,443

(1) There are no maturities of senior unsecured notes in 2013. The outstanding unsecured notes mature in 2017 and 2022.
(2) Represents stated rate at December 31, 2012. As discussed below, the Company has entered into interest rate swap arrangements that effectively fix the interest rate under this facility. At December 31, 2012, the effective blended interest rate under the Term Loan was 3.24%.
(3) Represents stated rate at December 31, 2012.
(4) There are no maturities of secured notes in 2013. These notes mature between 2015 and 2019.

(Unaudited, in thousands, except per share or unit and apartment unit data)

Debt maturities

The aggregate maturities of the Company's indebtedness are as follows:

2013	$ 3,731
2014	3,961
2015	124,205
2016	4,419
2017	154,736
Thereafter	811,412
	$ 1,102,464

Debt issuances, retirements and modifications

2012

In January 2012, the Company entered into a $300,000 unsecured bank term loan facility provided by a syndicate of eight financial institutions (the "Term Loan"). In conjunction with the closing of the Term Loan, the Company borrowed $100,000, which was used to pay down outstanding line of credit borrowings. In May 2012, the Company borrowed an additional $130,000, which was primarily used to retire the senior unsecured notes that matured in June 2012, as discussed below. In July 2012, the Company borrowed the remaining available capacity of $70,000 under the Term Loan, which was used for general corporate purposes, including the repayment of secured mortgage indebtedness discussed below. Through September 30, 2012, the Term Loan carried a stated interest rate of LIBOR plus 1.90% and required the payment of unused commitment fees of 0.25% on the aggregate undrawn loan commitments through July 2, 2012. The Term Loan provides for the stated interest rate to be adjusted up or down based on changes in the credit ratings on the Company's senior unsecured debt. The component of the interest rate based on the Company's credit ratings ranges from 1.50% to 2.30%. In September and October 2012, the Company's corporate and senior unsecured debt credit ratings were upgraded by the two national credit rating services which rate the Company's debt. As a result, the stated interest rate under the Term Loan was reduced, effective October 1, 2012, to LIBOR plus 1.70% reflecting the Company's revised credit rating.

The Term Loan matures in January 2018, includes two six-month extension options, and carries other terms, including financial covenants, substantially consistent with the Syndicated Line discussed further below. As discussed in note 14, the Company entered into interest rate swap arrangements to serve as cash flow hedges of amounts expected to be outstanding under the Term Loan. The interest rate swap arrangements effectively fix the LIBOR component of the interest rate paid under the Term Loan at a blended rate of approximately 1.54%. As a result, the effective blended interest rate on the Term Loan was 3.24% as of December 31, 2012 (subject to any adjustment based on subsequent changes in the Company's credit ratings).

In June 2012, the Company repaid $95,684 of senior unsecured notes upon their maturity. The stated interest rate on these notes was 5.45%.

In October 2012, the Company prepaid $53,027 of secured mortgage indebtedness at par. The indebtedness was scheduled to mature in January 2013 and the stated interest rate on the indebtedness was 5.50%.

In November 2012, the Company issued $250,000 of senior unsecured notes. These notes bear interest at 3.375% and are due in 2022. In December 2012, the Company used a portion of the proceeds from the $250,000 unsecured notes to prepay $130,091 of 6.30% senior unsecured notes. In conjunction with the prepayment, the Company recognized an extinguishment loss of $4,017 related to prepayment premiums and the write-off of unamortized deferred loan costs.

2011

In October 2011, the Company repaid $9,637 of senior unsecured notes upon their maturity. The stated interest rate on these notes was 5.125%.

(Unaudited, in thousands, except per share or unit and apartment unit data)

In December 2011, the Company prepaid $184,683 of secured mortgage indebtedness that was scheduled to mature in 2014. In conjunction with the prepayment, the Company recognized an extinguishment loss of $6,919 related to the payment of prepayment premiums and the write-off of unamortized deferred loan costs. The stated interest rate on this mortgage note was 6.09%.

Unsecured lines of credit

At December 31, 2012, the Company had a $300,000 syndicated unsecured revolving line of credit, which was amended in January 2012 (the "Syndicated Line"). At December 31, 2012, the Syndicated Line had a stated interest rate of LIBOR plus 1.225%, was provided by a syndicate of eleven financial institutions and required the payment of annual facility fees of 0.225% of the aggregate loan commitments. The Syndicated Line matures in January 2016 and may be extended for an additional year at the Company's option, subject to the satisfaction of certain conditions. The Syndicated Line provides for the interest rate and facility fee rate to be adjusted up or down based on changes in the credit ratings on the Company's senior unsecured debt. The component of the interest rate and the facility fee rate that are based on the Company's credit ratings range from 1.00% to 1.80% and from 0.15% to 0.40%, respectively. The Syndicated Line also includes a competitive bid option for borrowings up to 50% of the loan commitments, which may result in interest rates for such borrowings below the stated interest rates for the Syndicated Line, depending on market conditions. The credit agreement for the Syndicated Line contains customary restrictions, representations, covenants and events of default, including minimum fixed charge coverage, minimum unsecured interest coverage, and maximum leverage ratios. The Syndicated Line also restricts the amount of capital the Company can invest in specific categories of assets, such as improved land, properties under construction, condominium properties, non-multifamily properties, debt or equity securities, notes receivable and unconsolidated affiliates. The Syndicated Line prohibits the Company from investing further capital in condominium assets, excluding its current investments in the Atlanta Condominium Project and the Austin Condominium Project, and certain mixed-use projects, as defined. At December 31, 2012, letters of credit to third parties totaling $570 had been issued for the account of the Company under this facility.

Additionally, at December 31, 2012, the Company had a $30,000 unsecured line of credit, which was also amended in January 2012 (the "Cash Management Line"). The Cash Management Line matures in January 2016, includes a one-year extension option, and carries pricing and terms, including financial covenants, substantially consistent with the Syndicated Line.

In connection with the refinancing of the line of credit facilities, the Company recognized an extinguishment loss of $301 related to the write-off of a portion of unamortized deferred financing costs associated with the amendment of the Syndicated Line. In connection with the Term Loan financing, and the refinancing of the Syndicated Line and the Cash Management Line in January 2012, the Company incurred fees and expenses of approximately $5,159.

Debt compliance and other

The Company's Syndicated Line, Cash Management Line, Term Loan and senior unsecured notes contain customary restrictions, representations, covenants and events of default and require the Company to meet certain financial covenants. Debt service and fixed charge coverage covenants require the Company to maintain coverages of a minimum of 1.5 to 1.0, as defined in applicable debt arrangements. Additionally, the Company's ratio of unencumbered adjusted property-level net operating income to unsecured interest expense may not be less than 2.0 to 1.0, as defined in the applicable debt arrangements. Leverage covenants generally require the Company to maintain calculated covenants above/below minimum/maximum thresholds. The primary leverage ratios under these arrangements include total debt to total asset value (maximum of 60%), total secured debt to total asset value (maximum of 40%) and unencumbered assets to unsecured debt (minimum of 1.5 to 1.0), as defined in the applicable debt arrangements. The Company believes it met these financial covenants at December 31, 2012.

The aggregate net book value at December 31, 2012 of property pledged as collateral for indebtedness amounted to approximately $335,952.

(Unaudited, in thousands, except per share or unit and apartment unit data)

5. EQUITY AND NONCONTROLLING INTERESTS

Common stock

In May 2012, the Company adopted a new at-the-market ("ATM") common equity sales program for the sale of up to 4,000 shares of common stock. At December 31, 2012, the Company had not used the new program and had 4,000 shares remaining for issuance. Sales of common stock under the previous ATM program totaled 550, 3,409 and 41 shares for gross process of $26,153, $138,628 and $1,144 in 2012, 2011 and 2010, respectively. The average gross sales price per share was $47.55, $40.67 and $27.70, for 2012, 2011 and 2010, respectively. The Company's net proceeds of $25,457, $135,651 and $1,121 for 2012, 2011 and 2010, respectively, were contributed to the Operating Partnership in exchange for a like number of common units. The Company and the Operating Partnership have and expect to use the proceeds from this program for general corporate purposes.

In December 2012, the Company's board of directors adopted a stock and unsecured note repurchase program under which the Company and the Operating Partnership may repurchase up to $200,000 of common and preferred stock and unsecured notes through December 2014. There were no shares of common stock repurchased in 2012, 2011 or 2010 under this program or the previous stock repurchase program which expired December 2012. The Company made repurchases of preferred stock under these programs in 2011 and 2010 as described below.

Preferred stock

At December 31, 2012, the Company had one outstanding series of cumulative redeemable preferred stock with the following characteristics:

Description	Outstanding Shares	Liquidation Preference	Optional Redemption Date (1)	Redemption Price (1)	Stated Dividend Yield	Approximate Dividend Rate
		(per share)		(per share)		(per share)
Series A	868	$50.00	10/01/26	$50.00	8-1/2%	$4.25

(1) The redemption price is the price at which the preferred stock is redeemable, at the Company's option, for cash.

In March 2011, the Company redeemed its 7-5/8% Series B preferred stock at its redemption value of $49,571, plus accrued and unpaid dividends through the redemption date. Correspondingly, the Operating Partnership redeemed its Series B preferred units on the same date and under the same terms. In connection with the issuance of the Series B preferred stock in 1997, the Company incurred issuance costs and recorded such costs as a reduction of shareholders' equity. The redemption price of the Series B preferred stock exceeded the related carrying value by the associated issuance costs and expenses of $1,757. In connection with the redemption, the Company reflected $1,757 of issuance costs and expenses as a reduction of earnings in arriving at the net income available to common shareholders in 2011. Likewise, the redemption price of the Series B preferred units exceeded the related carrying value by the associated issuance costs and expenses of $1,757, and the Operating Partnership reflected the $1,757 as a reduction of earnings in arriving at the net loss attributable to common unitholders in 2011.

In 2010, the Company repurchased preferred stock with a liquidation value of approximately $2,037 under a Rule 10b5-1 plan. Correspondingly, the Operating Partnership redeemed preferred units on the same date and under the same terms.

Noncontrolling interests

In accordance with ASC Topic 810, the Company and the Operating Partnership determined that the noncontrolling interests related to the common units of the Operating Partnership, held by persons other than the Company, met the criterion to be classified and accounted for as "temporary" equity (reflected outside of total equity as "Redeemable Common Units"). At December 31, 2012, the aggregate redemption value of the noncontrolling interests in the Operating Partnership of $7,159 was in excess of its net book value of $2,820. At December 31, 2011, the aggregate redemption value of the noncontrolling interests in the Operating Partnership of $6,840 was in excess of its net book value of $2,935. The Company further determined that the noncontrolling interests in its consolidated real estate entities met the criterion to be classified and accounted for as a component of permanent equity.

(Unaudited, in thousands, except per share or unit and apartment unit data)

A roll-forward of activity relating to the Company's redeemable common units for 2012, 2011 and 2010 is as follows:

	Year ended December 31,		
	2012	2011	2010
Redeemable common units, beginning of period	$6,840	$6,192	$3,402
Comprehensive income (loss)	194	54	(51)
Conversion of redeemable common units for shares	(591)	(547)	(74)
Adjustment for ownership interest of redeemable common units	416	466	7
Stock-based compensation	7	7	11
Distributions to common unitholders	(141)	(136)	(137)
Adjustment to redemption value of redeemable common units	434	804	3,034
Redeemable common units, end of period	$7,159	$6,840	$6,192

6. COMPANY EARNINGS PER SHARE

In 2012, 2011 and 2010, a reconciliation of the numerator and denominator used in the computation of basic and diluted income (loss) from continued operations available to common shareholders of the Company was as follows:

	Year ended December 31,		
	2012	2011	2010
Net income (loss) attributable to common shareholders (numerator):			
Net income (loss)	$ 84,291	$ 25,595	$ (6,991)
Noncontrolling interests - consolidated real estate entities	(135)	(67)	(20)
Noncontrolling interests - Operating Partnership	(217)	(62)	51
Preferred stock dividends	(3,688)	(4,455)	(7,503)
Preferred stock redemption costs	-	(1,757)	(44)
Unvested restricted stock (allocation of earnings)	(186)	(59)	65
Net income (loss) available to common shareholders	$ 80,065	$ 19,195	$ (14,442)
Common shares (denominator):			
Weighted average shares outstanding - basic	53,821	50,420	48,483
Dilutive shares from stock options	310	388	-
Weighted average shares outstanding - diluted	54,131	50,808	48,483
Per-share amount:			
Basic	$ 1.49	$ 0.38	$ (0.30)
Diluted	$ 1.48	$ 0.38	$ (0.30)

Stock options to purchase 158, 531 and 1,916 shares of common stock in 2012, 2011 and 2010, respectively, were excluded from the computation of diluted earnings (loss) per common share as these stock options were antidilutive.

7. OPERATING PARTNERSHIP EARNINGS PER SHARE

In 2012, 2011 and 2010, a reconciliation of the numerator and denominator used in the computation of basic and diluted income (loss) from continuing operations available to common unitholders of the Operating Partnership was as follows:

	Year ended December 31,		
	2012	2011	2010
Net income (loss) available to common unitholders (numerator):			
Net income (loss)	$ 84,291	$ 25,595	$ (6,991)
Noncontrolling interests - consolidated real estate entities	(135)	(67)	(20)
Preferred unit distributions	(3,688)	(4,455)	(7,503)
Preferred unit redemption costs	-	(1,757)	(44)
Unvested restricted stock (allocation of earnings)	(186)	(59)	65
Net income (loss) available to common unitholders	$ 80,282	$ 19,257	$ (14,493)

(Unaudited, in thousands, except per share or unit and apartment unit data)

	Year ended December 31,		
	2012	2011	2010
Common units (denominator):			
Weighted average units outstanding - basic	53,968	50,584	48,655
Dilutive units from stock options	310	388	-
Weighted average units outstanding - diluted	54,278	50,972	48,655
Per-unit amount:			
Basic	$ 1.49	$ 0.38	$ (0.30)
Diluted	$ 1.48	$ 0.38	$ (0.30)

Stock options to purchase 158, 531 and 1,916 shares of common stock in 2012, 2011 and 2010, respectively, were excluded from the computation of diluted earnings (loss) per common unit as these stock options were antidilutive.

8. IMPAIRMENT CHARGES

In 2010, the Company recorded an impairment charge of $34,691 to write down the Austin Condominium Project to its estimated fair value. The estimated fair value of the project was derived from the discounted present value of the project's estimated future cash flows over an extended sell-out period, considering market conditions in the Austin market at that time (see note 14). The Company also recorded impairment charges of $400 to write-down the carrying value of a land parcel to fair value prior to its sale in 2010 (see note 14).

In 2010, the Company also recorded impairment losses of $5,492 through its equity in earnings of unconsolidated entities related to the distribution of the Atlanta Condominium Project to the Company at fair value (see notes 3 and 14).

9. INCOME TAXES

The Company has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). To qualify as a REIT, the Company must distribute annually at least 90% of its adjusted taxable income, as defined in the Code, to its shareholders and satisfy certain other organizational and operating requirements. It is management's current intention to adhere to these requirements and maintain the Company's REIT status. As a REIT, the Company generally will not be subject to federal income tax at the corporate level on the taxable income it distributes to its shareholders. Should the Company fail to qualify as a REIT in any tax year, it may be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. The Company may be subject to certain state and local taxes on its income and property, and to federal income taxes and excise taxes on its undistributed taxable income.

The Operating Partnership files tax returns as a limited partnership under the Code. As a partnership, the income and losses of the Operating Partnership are allocated to its partners, including the Company, for inclusion in their respective income tax returns. Accordingly, no provision or benefit for income taxes has been in the accompanying Operating Partnership financial statements. The Operating Partnership intends to make sufficient cash distributions to the Company to enable it to meet its annual REIT distribution requirements.

In the preparation of income tax returns in federal and state jurisdictions, the Company, the Operating Partnership and its taxable REIT subsidiaries assert certain tax positions based on their understanding and interpretation of the income tax law. The taxing authorities may challenge such positions and the resolution of such matters could result in the payment and recognition of additional income tax expense. Management believes it has used reasonable judgments and conclusions in the preparation of its income tax returns. The Company and its subsidiaries' (including the Company's taxable REIT subsidiaries ("TRSs")) income tax returns are subject to examination by federal and state tax jurisdictions for years 2009 through 2011. Net income tax loss carryforwards and other tax attributes generated in years prior to 2009 are also subject to challenge in any examination of the 2009 to 2011 tax years.

As of December 31, 2012 and 2011, the Company's TRSs had unrecognized tax benefits of approximately $797 which primarily related to uncertainty regarding the sustainability of certain deductions taken on prior year income tax returns of the TRS with respect to the amortization of certain intangible assets. The uncertainty surrounding this unrecognized tax

(Unaudited, in thousands, except per share or unit and apartment unit data)

benefit will generally be clarified in future periods as income tax loss carryforwards are utilized. To the extent these unrecognized tax benefits are ultimately recognized, they may affect the effective tax rate in a future period. The Company's policy is to recognize interest and penalties, if any, related to unrecognized tax benefits as income tax expense. Accrued interest and penalties for 2012, 2011 and 2010 were not material to the Company's results of operations, cash flows or financial position.

Reconciliation of net income (loss) available to the Company to taxable income

As discussed in note 1, the Company conducts substantially all of its operations through its majority-owned subsidiary, the Operating Partnership. For income tax reporting purposes, the Company receives an allocable share of the Operating Partnership's ordinary income (loss) and capital gains based on its weighted average ownership, adjusted for certain specially allocated items. All adjustments to net income (loss) in the table below are net of amounts attributable to minority interests and taxable REIT subsidiaries. A reconciliation of net income (loss) available to the Company to taxable income for 2012, 2011 and 2010 is detailed below:

	2012 (Estimate)	2011 (Actual)	2010 (Actual)
Net income (loss) available to the Company	$ 83,939	$25,466	$ (6,960)
Add (subtract) net loss (income) of taxable REIT subsidiaries	(33,956)	(739)	11,145
Adjusted net income (loss) available to the Company	49,983	24,727	4,185
Book/tax depreciation difference	(2,555)	(3,863)	(1,693)
Book/tax difference on gains from real estate sales	1,718	-	(4,264)
Book/tax difference on stock-based compensation	(15,706)	(5,108)	(2,784)
Book/tax difference relating to real estate asset carrying values	-	-	(10,848)
Other book/tax differences, net	(1,090)	(3,761)	(1,707)
Taxable income of the Company before allocation of taxable capital gains	32,350	11,995	(17,111)
Income taxable as capital gains	(7,757)	-	-
Taxable ordinary income (loss) of the Company	$ 24,593	$11,995	$(17,111)

Income tax characterization of dividends

For income tax purposes, dividends to common shareholders are characterized as ordinary income, capital gains or as a return of a shareholder's invested capital. A summary of the income tax characterization of the Company's dividends paid per common share is as follows for 2012, 2011 and 2010:

	2012		2011		2010	
	Amount (1)	% (1)	Amount (1)	% (1)	Amount (1)	% (1)
Ordinary income	$ 0.53	56.6%	$ 0.23	28.0%	$ -	-%
Capital gains	0.07	7.0	-	-	-	-
Unrecaptured Section 1250 gains	0.06	6.9	-	-	-	-
Return of capital	0.28	29.5	0.59	72.0	0.80	100.0
	$ 0.94	100.0%	$ 0.82	100.0%	$ 0.80	100.0%

(1) The amounts and percentages detailed in the table above represent average amounts for the years presented. Actual quarterly amounts may differ.

The income tax characterization of dividends to common shareholders is based on the calculation of Taxable Earnings and Profits, as defined in the Code. Taxable Earnings and Profits differ from regular taxable income due primarily to differences in the estimated useful lives and methods used to compute depreciation and in the recognition of gains and losses on the sale of real estate assets.

As of December 31, 2012, the net basis for federal income tax purposes, taking into account the special allocation of gain to the partners contributing property to the Operating Partnership and including minority interest in the Operating Partnership, was higher than the net assets as reported in the Company's consolidated financial statements by $21,393.

(Unaudited, in thousands, except per share or unit and apartment unit data)

Taxable REIT subsidiaries

The Company utilizes TRSs principally to perform such non-REIT activities as asset and property management, for-sale housing (condominiums) sales and other services. These TRSs are subject to federal and state income taxes. In 2012, the TRSs recognized an income tax benefit of $612 related to the recovery of income taxes paid in prior years. In 2011, the TRSs recognized an income tax benefit of $470 resulting from adjustments of prior year state tax provisions based on filed tax returns. In 2010, the TRSs recognized an income tax provision of $503 primarily related to state income taxes. No additional tax provision (benefit) was recognized for temporary differences originating or reversing in 2012, 2011 and 2010 based on a determination that aggregate deferred tax assets were not realizable through carryback claims to prior years or through expectations of future earnings at the TRS level.

At December 31, 2012 and 2011, the TRS's net deferred tax assets totaled $38,559 and $60,197, respectively. The TRS's net deferred tax assets primarily reflect real estate asset basis differences between carrying amounts for financial and income tax reporting purposes, income tax loss carryforwards and the timing of income and expense recognition for certain accrued liabilities and transactions. At December 31, 2012 and 2011, management had established valuation allowances to offset such net deferred tax assets due primarily to historical losses at the TRSs' in prior years and the variability of the income (loss) of these subsidiaries. The tax benefits associated with such unused valuation allowances may be recognized in future periods, if the TRSs generate sufficient taxable income to utilize such amounts or if the TRSs determine that it is more likely than not that the related deferred tax assets are realizable.

Other than the impact of state income taxes and the change in valuation allowances for all net deferred tax asset temporary differences, the income tax expense of the TRSs for 2012, 2011 and 2010 was consistent with the federal statutory rate of 35%.

10. STOCK-BASED COMPENSATION PLANS

As the primary operating subsidiary of the Company, the Operating Partnership participates in and bears the compensation expenses associated with the Company's stock-based compensation plans. The information discussed below relating to the Company's stock-based compensation plans is also applicable for the Operating Partnership.

Incentive stock plans

Incentive stock awards are granted under the Company's 2003 Incentive Stock Plan, as amended and restated in October 2008 (the "2003 Stock Plan"). Under the 2003 Stock Plan, an aggregate of 3,469 shares of common stock were reserved for issuance. Of this amount, stock grants count against the total shares available under the 2003 Stock Plan as 2.7 shares for every one share issued, while options (and stock appreciation rights ("SAR") settled in shares) count against the total shares available as one share for every one share issued on the exercise of an option (or SAR). The exercise price of each option granted under the 2003 Stock Plan may not be less than the market price of the Company's common stock on the date of the option grant and all options may have a maximum life of ten years. Participants receiving restricted stock grants are generally eligible to vote such shares and receive dividends on such shares. Substantially all stock option and restricted stock grants are subject to annual vesting provisions (generally three to five years) as determined by the compensation committee overseeing the 2003 Stock Plan.

Compensation costs for stock options have been estimated on the grant date using the Black-Scholes option-pricing method. The weighted average assumptions used in the Black-Scholes option-pricing model are as follows:

	Year ended December 31,		
	2012	2011	2010
Dividend yield	2.0%	2.2%	4.4%
Expected volatility	43.3%	42.4%	41.6%
Risk-free interest rate	1.1%	2.7%	2.8%
Expected option term (years)	6.0 years	6.0 years	6.0 years

(Unaudited, in thousands, except per share or unit and apartment unit data)

The Company's assumptions were derived from the methodologies discussed herein. The expected dividend yield reflects the Company's current historical yield, which was expected to approximate the future yield. Expected volatility was based on the historical volatility of the Company's common stock. The risk-free interest rate for the expected life of the options was based on the implied yields on the U.S. Treasury yield curve. The weighted average expected option term was based on the Company's historical data for prior period stock option exercise and forfeiture activity.

Restricted stock

Compensation cost for restricted stock is amortized ratably into compensation expense over the applicable vesting periods. Total compensation expense related to restricted stock was $2,334, $2,004 and $2,309 in 2012, 2011 and 2010, respectively. At December 31, 2012, there was $2,583 of unrecognized compensation cost related to restricted stock. This cost is expected to be recognized over a weighted average period of 2.0 years. The total intrinsic value of restricted shares vested in 2012, 2011 and 2010 was $3,892, $4,246 and $3,561, respectively.

A summary of the activity related to the Company's restricted stock for the years ended December 31, 2012, 2011 and 2010 is as follows:

	Year ended December 31,					
	2012		2011		2010	
	Shares	Weighted-Avg. Grant-Date Fair Value	Shares	Weighted-Avg. Grant-Date Fair Value	Shares	Weighted-Avg. Grant-Date Fair Value
Unvested share, beginning of period	84	$ 29	129	$ 19	132	$ 21
Granted (1)	59	45	52	38	98	20
Vested	(78)	30	(97)	21	(101)	22
Unvested shares, end of period	65	42	84	29	129	19

(1) The total value of the restricted share grants in 2012, 2011 and 2010 was $2,657, $2,012 and $2,002, respectively.

Stock options

Compensation cost for stock options is amortized ratably into compensation expense over the applicable vesting periods. In 2012, 2011 and 2010, the Company recorded compensation expense related to stock options of $380, $379 and $317, respectively, recognized under the fair value method. At December 31, 2012, there was $419 of unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted average period of 1.7 years.

A summary of stock option activity under all plans in 2012, 2011 and 2010, is presented below:

	Year ended December 31,					
	2012		2011		2010	
	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price
Options outstanding, beginning of period	1,501	$ 31	2,068	$ 31	2,516	$ 31
Granted	29	44	25	37	66	18
Exercised	(845)	30	(582)	30	(267)	20
Expired	-	-	(10)	39	(247)	38
Options outstanding, end of period (1)	685	34	1,501	31	2,068	31
Options exercisable, end of period (1)	617	34	1,348	33	1,834	33
Options vested and expected to vest, end of period (1)	682	34	1,494	31	2,057	31
Weighted average fair value of options granted during the period	$ 15.18		$ 13.18		$ 5.08	

(Unaudited, in thousands, except per share or unit and apartment unit data)

(1) At December 31, 2012, the aggregate intrinsic value of stock options outstanding, exercisable and vested/expected to vest was $11,066, $9,988 and $11,008, respectively. At that same date, the weighted average remaining contractual lives of stock options outstanding, exercisable and vested/ expected to vest was 3.8 years, 3.4 years and 3.8 years, respectively.

Upon the exercise of stock options, the Company issues shares of common stock from treasury shares or, to the extent treasury shares are not available, from authorized common shares. The total intrinsic value of stock options exercised in 2012, 2011 and 2010 and was $15,808, $5,525 and $2,827, respectively.

At December 31, 2012, the Company segregated its outstanding options into two ranges, based on exercise prices, as follows:

Option Ranges	Options Outsanding			Options Exercisable	
	Shares	Weighted Avg. Exercise Price	Weighted Avg. Life (Years)	Shares	Weighted Avg. Exercise Price
$12.22 - $32.53	343	$ 24	3.7	322	$ 25
$34.90 - $48.00	342	43	4.3	295	44
Total	685	34	3.8	617	34

Employee stock purchase plan

The Company maintains an Employee Stock Purchase Plan (the "ESPP") approved by Company shareholders in 2005. The maximum number of shares issuable under the ESPP is 300. The purchase price of shares of common stock under the ESPP is equal to 85% of the lesser of the closing price per share of common stock on the first or last day of the trading period, as defined. The Company records the aggregate cost of the ESPP (generally the 15% discount on the share purchases) as a period expense. Total compensation expense relating to the ESPP was $223, $198 and $384 in 2012, 2011 and 2010, respectively.

11. EMPLOYEE BENEFIT PLAN

The Company maintains a defined contribution plan pursuant to Section 401 of the Code (the "401K Plan") that allows eligible employees to contribute a percentage of their compensation to the 401K Plan. The Company matches 50% of the employee's pre-tax contribution up to a maximum employee contribution of 6% of salary in 2012, 2011 and 2010. Company contributions of $670, $639 and $655 were made to the 401K Plan in 2012, 2011 and 2010, respectively. Contributions are made in the Company's common stock.

12. COMMITMENTS AND CONTINGENCIES

Land, office and equipment leases

The Company is party to two ground leases expiring in 2038 and 2074 for two separate operating communities as well as to other facility, office, equipment and other operating leases with terms expiring through 2057. One of the ground leases contains stated rent increases that generally compensate for the impact of inflation. The other ground lease does not contain any escalating payments. Future minimum lease payments for non-cancelable land, office, equipment and other leases at December 31, 2012, were as follows:

2013	$ 718
2014	639
2015	623
2016	602
2017	614
2018 and thereafter	65,797

The Company incurred $3,738, $3,691 and $5,202 of rent expense, including rent expense under short-term rental and lease arrangements, in 2012, 2011 and 2010, respectively.

(Unaudited, in thousands, except per share or unit and apartment unit data)

In June 2011, the Company acquired the land under its Post Renaissance® apartment community for approximately $6,670 and the former ground leases associated with the land were terminated.

In 2010, the land under the Company's and Federal Realty Investment Trust's ("Federal") Pentagon Row project was transferred to the Company and Federal pursuant to a final court order, and the former ground leases were terminated. The Company paid approximately $8,800 for its interest in the property, which for financial reporting purposes was offset by a similar amount of accrued straight-line ground rent, previously recorded relating to the former ground leases. Other than the recognition of income of approximately $723 from the reimbursement of a portion of the ground lease payments the Company incurred subsequent to the initial court ruling, the Company recognized no additional gain (loss) as a result of this transaction.

Legal proceedings

In September 2010, the United States Department of Justice (the "DOJ") filed a lawsuit against the Company in the United States District Court for the Northern District of Georgia. The suit alleges various violations of the Fair Housing Act ("FHA") and the Americans with Disabilities Act ("ADA") at properties designed, constructed or operated by the Company in the District of Columbia, Virginia, Florida, Georgia, New York, North Carolina and Texas. The plaintiff seeks statutory damages and a civil penalty in unspecified amounts, as well as injunctive relief that includes retrofitting apartments and public use areas to comply with the FHA and the ADA and prohibiting construction or sale of noncompliant units or complexes. The Company filed a motion to transfer the case to the United States District Court for the District of Columbia, where a previous civil case involving alleged violations of the FHA and ADA by the Company was filed and ultimately dismissed. On October 29, 2010, the United States District Court for the Northern District of Georgia issued an opinion finding that the complaint shows that the DOJ's claims are essentially the same as the previous civil case, and, therefore, granted the Company's motion and transferred the DOJ's case to the United States District Court for the District of Columbia. Limited discovery is proceeding. Under the Court's scheduling order, the deadline for completion of discovery is November 2013 and briefing of any dispositive motions would be accomplished by March 2014. Due to the preliminary nature of the litigation, it is not possible to predict or determine the outcome of the legal proceeding, nor is it possible to estimate the amount of loss, if any, that would be associated with an adverse decision.

The Company is involved in various other legal proceedings incidental to their business from time to time, most of which are expected to be covered by liability or other insurance. Management of the Company believes that any resolution of pending proceedings or liability to the Company which may arise as a result of these various other legal proceedings will not have a material effect on the Company's results of operations, cash flows or financial position.

13. RELATED PARTY TRANSACTIONS

In 2012, 2011 and 2010, the Company held investments in Apartment LLC's accounted for under the equity method of accounting (see note 3). In 2012, 2011 and 2010, the Company recorded, before elimination of the Company's equity interests, project management fees, property management fees and expense reimbursements (primarily personnel costs) of approximately $3,488, $3,978 and $3,894, respectively, from these related companies. The Company's portion of all significant intercompany transactions was eliminated in the accompanying consolidated financial statements.

14. FAIR VALUE MEASURES AND FINANCIAL INSTRUMENTS

From time to time, the Company records certain assets and liabilities at fair value. Real estate assets may be stated at fair value if they become impaired in a given period and may be stated at fair value if they are held for sale and the fair value of such assets is below historical cost. Additionally, the Company records derivative financial instruments at fair value. The Company also uses fair value metrics to evaluate the carrying values of its real estate assets and for the disclosure of certain financial instruments. Fair value measurements were determined by management using available market information and appropriate valuation methodologies available to management at December 31, 2012. Considerable judgment is necessary to interpret market data and estimate fair value. Accordingly, there can be no assurance that the estimates discussed herein, using Level 2 and 3 inputs, are indicative of the amounts the Company could realize on disposition of the real estate assets or other financial instruments. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair value amounts.

(Unaudited, in thousands, except per share or unit and apartment unit data)

Real estate assets

The Company periodically reviews its real estate assets, including operating assets, construction in progress, land held for future investment and for-sale condominiums, for impairment purposes using Level 3 inputs, primarily comparable sales and market data, independent valuations and discounted cash flow models.

In 2010, the Company wrote down the carrying value of the Austin Condominium Project to its estimated fair value of $85,378 using level 3 inputs, primarily using a discounted present value of the project's estimated future cash flows over an extended sell-out period, considering current market conditions in the Austin market at that time, and recorded impairment charges of $34,691 (see note 2). In addition, in 2010, the Company wrote down the carrying value of a land parcel classified as held for sale to its estimated fair value of $3,177, using level 3 inputs, and recorded an impairment charge of $400.

Also in 2010, an unconsolidated entity distributed net condominium assets and construction indebtedness to the Company in settlement of the Company's equity investment in the entity (see note 3). Immediately prior to their distribution to the Company, the condominium assets and construction indebtedness were written down to their fair values of $28,402 and $44,553, respectively. The condominium assets were valued using level 3 inputs, primarily a discounted cash flow model, and the construction indebtedness was valued using level 2 inputs, primarily comparable market data.

Derivatives

The Company manages its exposure to interest rate changes through the use of derivative financial instruments, primarily interest rate swap arrangements. In December 2011, the Company entered into three interest rate swap arrangements with substantially similar terms and conditions. These arrangements have an aggregate notional amount of $230,000 and require the Company to pay a blended fixed rate of approximately 1.55% (with the counterparties paying the Company the floating one-month LIBOR rate). Additionally, in January 2012, the Company entered into a fourth interest rate swap arrangement with a notional amount of $70,000 and it requires the Company to pay a fixed rate of approximately 1.50% (with the counterparty paying the Company the floating one-month LIBOR rate) (together, the "Interest Rate Swaps"). The Interest Rate Swaps serve as cash flow hedges of amounts outstanding under the Company's variable rate Term Loan (see note 4) entered into in January 2012 and provide for an effective blended fixed rate for the corresponding amount of Term Loan borrowings, of approximately 3.44% through September 30, 2012. Effective October 1, 2012, as discussed in note 4 (subject to an adjustment based on subsequent changes in the Company's credit ratings) the effective blended rate was reduced to 3.24%. The Interest Rate Swaps terminate in January 2018.

The Interest Rate Swaps are measured and accounted for at fair value on a recurring basis. The Interest Rate Swaps outstanding at December 31, 2012 and 2011 were valued as net liabilities of $11,710 and $2,641, respectively, primarily using level 2 inputs, as substantially all of the fair value was determined using widely accepted discounted cash flow valuation techniques along with observable market-based inputs for similar types of arrangements. The Company reflects both the respective counterparty's nonperformance risks and its own nonperformance risks in its fair value measurements using unobservable inputs. However, the impact of such risks was not considered material to the overall fair value measurements of the derivatives. These liabilities are included in accounts payable, accrued expenses and other liabilities on the consolidated balance sheets. Under ASC Topic 815, a corresponding amount is included in accumulated other comprehensive income (loss), an equity account, until the hedged transactions are recognized in earnings. The following table summarizes the effect of these Interest Rate Swaps (designated as cash flow hedges) on the Company's consolidated statements of operations and comprehensive income for 2012:

	Year ended December 31,	
Interest Rate Swap / Cash Flow Hedging Instruments	**2012**	**2011**
Loss recognized in other comprehensive income	$ (11,804)	$ -
Loss reclassified from accumulated other comprehensive income into interest expense	$ (2,735)	$ -

(Unaudited, in thousands, except per share or unit and apartment unit data)

The amounts reported in accumulated other comprehensive income as of December 31, 2012 will be reclassified to interest expense as interest payments are made under the hedged indebtedness. Over the next year, the Company estimates that $3,993 will be reclassified from accumulated comprehensive income (loss) to interest expense.

As part of the Company's on-going procedures, the Company monitors the credit worthiness of its financial institution counterparties and its exposure to any single entity, which it believes minimizes credit risk concentration. The Company believes the likelihood of realized losses from counterparty non-performance is remote. The Interest Rate Swaps are cross defaulted with the Company's Term Loan and Syndicated Line (see note 4) and contain certain provisions consistent with these types of arrangements. If the Company was required to terminate the Interest Rate Swaps and settle the obligations thereunder as of December 31, 2012, the termination payment by the Company would have been approximately $11,847.

Other financial instruments

Cash equivalents, rents and accounts receivables, accounts payable, accrued expenses and other liabilities are carried at amounts which reasonably approximate their fair values because of the short-term nature of these instruments. At December 31, 2012, the fair value of fixed rate debt was approximately $860,217 (carrying value of $802,464) and the fair value of variable rate debt, including the Company's lines of credit, was approximately $298,551 (carrying value of $300,000). At December 31, 2011, the fair value of fixed rate debt was approximately $885,455 (carrying value of $835,443) and the fair value of variable rate debt, including the Company's lines of credit, was approximately $137,495 (carrying value of $135,000). Long-term indebtedness was valued using Level 2 inputs, primarily market prices of comparable debt instruments.

15. SEGMENT INFORMATION

Segment description

In accordance with ASC Topic 280, "Segment Reporting," the Company presents segment information based on the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. The segment information is prepared on the same basis as the internally reported information used by the Company's chief operating decision makers to manage the business.

The Company's chief operating decision makers focus on the Company's primary sources of income from apartment community rental operations. Apartment community rental operations are generally broken down into segments based on the various stages in the apartment community ownership lifecycle. These segments are described below. All commercial properties and other ancillary service and support operations are combined in the line item "other property segments" in the accompanying segment information. The segment information presented below reflects the segment categories based on the lifecycle status of each community as of January 1, 2011.

- Fully stabilized communities – those apartment communities which have been stabilized (the earlier of the point at which a property reaches 95% occupancy or one year after completion of construction) for both 2012 and 2011.
- Communities stabilized during the prior year – those apartment communities which reached stabilized occupancy in 2011.
- Development and lease-up communities – those apartment communities that are under development, rehabilitation and lease-up but were not stabilized by the beginning of 2012, including communities that stabilized in 2012.
- Acquired communities – those communities acquired in 2012 or 2011.

(Unaudited, in thousands, except per share or unit and apartment unit data)

Segment performance measure

Management uses contribution to consolidated property net operating income ("NOI") as the performance measure for its operating segments. The Company uses NOI, including NOI of stabilized communities, as an operating measure. NOI is defined as rental and other property revenue from real estate operations less total property and maintenance expenses from real estate operations (excluding depreciation and amortization). The Company believes that NOI is an important supplemental measure of operating performance for a REIT's operating real estate because it provides a measure of the core operations, rather than factoring in depreciation and amortization, financing costs and general and administrative expenses generally incurred at the corporate level. This measure is particularly useful, in the opinion of the Company, in evaluating the performance of operating segment groupings and individual properties. Additionally, the Company believes that NOI, as defined, is a widely accepted measure of comparative operating performance in the real estate investment community. The Company believes that the line on the Company's consolidated statement of operations entitled "net income (loss)" is the most directly comparable GAAP measure to NOI.

Segment information

The following table reflects each segment's contribution to consolidated revenues and NOI together with a reconciliation of segment contribution to property NOI to consolidated net income (loss) in 2012, 2011 and 2010. Additionally, substantially all of the Company's assets relate to the Company's property rental operations. Asset cost, depreciation and amortization by segment are not presented because such information at the segment level is not reported internally.

	Year ended December 31,		
	2012	2011	2010
Revenues			
Fully stabilized communities	$ 302,132	$ 282,376	$ 263,394
Development and lease-up communities	1,779	-	-
Acquired communities	7,101	117	-
Other property segments	23,049	21,905	20,749
Other	850	918	995
Consolidated revenues	$ 334,911	$ 305,316	$ 285,138
Contribution to Property Net Operating Income			
Fully stabilized communities	$ 186,343	$ 171,499	$ 153,767
Development and lease-up communities	(5)	-	
Acquired communities	4,207	70	-
Other property segments, including corporate management expenses	(162)	419	(1,002)
Consolidated property net operating income	190,383	171,988	152,765
Interest income	393	1,021	841
Other revenues	850	918	995
Depreciation	(80,145)	(75,263)	(74,497)
Interest expense	(46,419)	(56,791)	(54,613)
Amortization of deferred financing costs	(2,695)	(2,797)	(2,987)
General and administrative	(16,342)	(16,100)	(16,443)
Investment and development	(1,317)	(1,161)	(2,415)
Other investment costs	(1,401)	(1,435)	(2,417)
Impairment, severance and other costs	-	-	(35,091)
Gains on condominium sales activities, net	36,273	10,514	6,161
Equity in income of unconsolidated real estate entities, net	7,995	1,001	18,739
Other income (expense), net	1,034	619	(874)
Net gain (loss) on extinguishment of indebtedness	(4,318)	(6,919)	2,845
Net income (loss)	$ 84,291	$ 25,595	$ (6,991)

(Unaudited, in thousands, except per share or unit and apartment unit data)

16. OTHER INCOME (EXPENSE)

In 2012, 2011 and 2010, other expense included state franchise taxes of $625, $600 and $580, respectively. Franchise taxes are associated with the income-based taxes in Texas that became effective in 2007. In addition for 2012, other income (expense) included income of $1,554 related to the settlement of construction litigation at one of the Company's apartment communities, income of $62 from the sale of a technology investment and income of $43 related to receivable recoveries. In 2011, other income (expense) primarily included a state income tax benefit of $470 relating to the true-up of a prior year tax provision, income of $475 related to the sale of a technology investment and income of $274 related to legal settlements and miscellaneous receivable recoveries. In 2010, other income (expense) also primarily included impairment losses related to certain corporate assets of $1,165 partially offset by expense reimbursements of $517 related to the settlement of a legal matter associated with a former ground lease, income of $168 related to the sale of a technology investment and adjustments to certain prior year loss accruals of $187.

17. COMPANY QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Quarterly financial information in 2012 and 2011 was as follows:

	Year ended December 31, 2012			
	First	Second	Third	Fourth
Revenues	$ 80,276	$ 82,160	$ 86,374	$ 86,101
Net income	21,865	21,170	22,322	18,934
Noncontrolling interests	(65)	(91)	(115)	(81)
Dividends to preferred shareholders	(922)	(922)	(922)	(922)
Net income available to common shareholders	$ 20,878	$ 20,157	$ 21,285	$ 17,931
Earnings per common share:				
Net income available to common shareholders – basic	$ 0.39	$ 0.37	$ 0.39	$ 0.33
Net income available to common shareholders – diluted	$ 0.39	$ 0.37	$ 0.39	$ 0.33

	Year ended December 31, 2011			
	First	Second	Third	Fourth
Revenues	$ 73,531	$ 75,424	$ 78,612	$ 77,749
Net income	3,013	9,834	8,828	3,920
Noncontrolling interests	12	(88)	(34)	(19)
Dividends to preferred shareholders	(1,689)	(922)	(922)	(922)
Preferred stock redemption costs	(1,757)	-	-	-
Net income (loss) available to common shareholders	$ (421)	$ 8,824	$ 7,872	$ 2,979
Earnings (loss) per common share:				
Net income (loss) available to common shareholders – basic	$ (0.01)	$ 0.18	$ 0.15	$ 0.06
Net income (loss) available to common shareholders – diluted	$ (0.01)	$ 0.17	$ 0.15	$ 0.06

In the first quarter of 2012, the Company recognized a gain of on the sale of an apartment community held in unconsolidated entity. In the fourth quarter of 2012, the reduction in net income available to common shareholders primarily resulted from a loss on the early extinguishment of indebtedness. In the fourth quarter of 2011, the reduction in net income available to common shareholders primarily resulted from a loss on the early extinguishment of indebtedness.

(Unaudited, in thousands, except per share or unit and apartment unit data)

18. OPERATING PARTNERSHIP QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Quarterly financial information in 2012 and 2011 was as follows:

	Year ended December 31, 2012			
	First	Second	Third	Fourth
Revenues	$ 80,276	$ 82,160	$ 86,374	$ 86,101
Net income	21,865	21,170	22,322	18,934
Noncontrolling interests – consolidated real estate entities	(6)	(35)	(55)	(39)
Distributions to preferred unitholders	(922)	(922)	(922)	(922)
Net income available to common unitholders	$ 20,937	$ 20,213	$ 21,345	$ 17,973
Earnings per common unit:				
Net income available to common unitholders – basic	$ 0.39	$ 0.37	$ 0.39	$ 0.33
Net income available to common unitholders – diluted	$ 0.39	$ 0.37	$ 0.39	$ 0.33

	Year ended December 31, 2011			
	First	Second	Third	Fourth
Revenues	$ 73,531	$ 75,424	$ 78,612	$ 77,749
Net income	3,013	9,834	8,828	3,920
Noncontrolling interests – consolidated real estate entities	11	(58)	(9)	(11)
Distributions to preferred unitholders	(1,689)	(922)	(922)	(922)
Preferred unit redemption costs	(1,757)	-	-	-
Net income (loss) available to common unitholders	$ (422)	$ 8,854	$ 7,897	$ 2,987
Earnings (loss) per common unit:				
Net income (loss) available to common unitholders – basic	$ (0.01)	$ 0.18	$ 0.15	$ 0.06
Net income (loss) available to common unitholders – diluted	$ (0.01)	$ 0.17	$ 0.15	$ 0.06

In the first quarter of 2012, the Operating Partnership recognized a gain on the sale of an apartment community held in unconsolidated entity. In the fourth quarter of 2012, the reduction in net income available to common unitholders primarily resulted from a loss on the early extinguishment of indebtedness. In the fourth quarter of 2011, the reduction in net income available to common unitholders primarily resulted from a loss on the early extinguishment of indebtedness.

Schedule III

POST PROPERTIES, INC.
POST APARTMENT HOMES, L.P.
REAL ESTATE INVESTMENTS AND ACCUMULATED DEPRECIATION

December 31, 2012

(Dollars in thousands)

			Initial Costs		Costs Capitalized Subsequent	Gross Amount at Which Carried at Close of Period					
	Description	Related Encumbrances	Land	Building and Improvements	To Acquisition	Land	Building and Improvements	Total (1)	Accumulated Depreciation (2)	Date of Construction	Date Acquired
Georgia											
Post Alexander™	Apartments	$ -	$ 7,392	$ -	$ 49,718	$ 7,392	$ 49,718	$ 57,110	$ 11,119	04/06	N/A
Post Briarcliff™	Apartments	58,729	13,344	-	50,654	13,344	50,654	63,998	23,797	12/96	09/96
Post Brookhaven®	Apartments	-	7,921	-	38,361	7,921	38,361	46,282	24,823	07/89 - 12/92	03/89
Post Chastain®	Apartments	-	6,352	-	62,110	6,779	61,683	68,462	32,499	06/88 - 10/90	06/88
Post Crossing®	Apartments	26,368	3,951	-	22,638	3,951	22,638	26,589	11,831	04/94 - 08/95	11/93
Post Gardens®	Apartments	-	5,859	-	36,965	5,931	36,893	42,824	18,340	07/96	05/96
Post Glen®	Apartments	27,395	5,591	-	24,398	5,784	24,205	29,989	12,025	07/96	05/96
Post Parkside™	Mixed Use	-	3,402	-	22,047	3,465	21,984	25,449	8,996	02/99	12/97
Post Peachtree Hills®	Apartments	-	4,215	-	26,565	4,857	25,923	30,780	10,522	02/92 - 09/94	02/92 & 9/92
Post Renaissance®	Apartments	-	-	-	32,418	7,391	25,027	32,418	13,650	07/91 - 12/94	06/91 & 01/94
Post Riverside®	Mixed Use	-	11,130	-	120,618	12,457	119,291	131,748	56,140	07/96	01/96
Post Spring™	Apartments	-	2,105	-	41,501	2,105	41,501	43,606	17,154	09/99	09/99
Post Stratford™ (3)	Apartments	-	328	-	29,375	620	29,083	29,703	11,932	04/99	01/99
Virginia											
Post Carlyle Square™	Mixed Use	-	5,870	-	135,465	8,424	132,911	141,335	11,571	12/04 -08/10	N/A
Post Corners®	Apartments	39,897	4,404	-	26,943	4,493	26,854	31,347	13,115	06/94	06/94
Post Pentagon Row™	Mixed Use	-	2,359	7,659	90,121	3,470	96,669	100,139	30,113	06/99	02/99
Post Tysons Corner™	Apartments	-	20,000	65,478	7,308	20,000	72,786	92,786	18,630	N/A	06/04
Maryland											
Post Fallsgrove	Apartments	-	14,801	69,179	5,288	14,801	74,467	89,268	13,643	N/A	7/06
Post Park®	Mixed Use	-	8,555	-	75,311	8,555	75,311	83,866	11,125	12/07	N/A

POST PROPERTIES, INC.
POST APARTMENT HOMES, L.P.
REAL ESTATE INVESTMENTS AND ACCUMULATED DEPRECIATION
December 31, 2012
(Dollars in thousands)

			Initial Costs		Costs Capitalized Subsequent To Acquisition	Gross Amount at Which Carried at Close of Period					
	Description	Related Encumbrances	Land	Building and Improvements		Land	Building and Improvements	Total (1)	Accumulated Depreciation (2)	Date of Construction	Date Acquired
Texas											
Post Abbey™	Apartments	$ -	$ 575	$ 6,276	$ 2,736	$ 575	$ 9,012	$ 9,587	$ 3,377	N/A	10/97
Post Addison Circle™	Mixed Use	120,000	2,885	41,482	136,450	8,382	172,435	180,817	74,260	10/97	10/97
Post Barton Creek™	Apartments	-	1,920	24,482	3,798	1,920	28,280	30,200	5,579	N/A	03/06
Post Cole's Corner™	Mixed Use	-	1,886	18,006	4,541	2,086	22,347	24,433	10,212	N/A	10/97
Post Eastside™	Mixed Use	-	5,735	-	52,043	5,735	52,043	57,778	9,954	10/06	N/A
Post Heights™/Gallery	Mixed Use	-	5,455	15,559	42,428	5,812	57,630	63,442	24,469	10/97	10/97
Post Katy Trail™	Mixed Use	-	7,324	40,355	240	7,324	40,595	47,919	1,267	N/A	12/11
Post Legacy	Mixed Use	-	684	-	37,209	811	37,082	37,893	13,844	03/99	03/99
Post Meridian™	Apartments	-	1,535	11,605	2,898	1,535	14,503	16,038	6,446	N/A	10/97
Post Midtown Square®	Mixed Use	-	6,282	1,412	74,893	5,311	77,276	82,587	22,103	10/97 - 05/11	10/97
Post Park Mesa™	Apartments	-	1,480	17,861	2,304	1,480	20,165	21,645	4,078	N/A	03/06
Post Rice Lofts™ (3)	Mixed Use	-	449	13,393	36,100	449	49,493	49,942	16,248	10/97	10/97
Post Sierra at Frisco Bridges™	Mixed Use	-	3,581	-	38,096	3,581	38,096	41,677	6,020	10/07	N/A
Post South Lamar™	Mixed Use	-	4,263	-	23,029	4,263	23,029	27,292	226	02/11	N/A
Post Square™	Mixed Use	-	4,565	24,595	3,702	4,565	28,297	32,862	11,199	N/A	10/97
Post Uptown Village™	Apartments	-	3,955	22,120	21,843	6,195	41,723	47,918	16,136	N/A	10/97
Post Vineyard™	Apartments	-	1,133	8,560	1,729	1,133	10,289	11,422	3,884	N/A	10/97
Post Vintage™	Apartments	-	2,614	12,188	2,382	2,614	14,570	17,184	6,156	N/A	10/97
Post West Austin™	Apartments	-	10,865	-	40,379	10,865	40,379	51,244	7,213	02/08	N/A
Post Worthington™	Mixed Use	-	3,744	34,700	19,092	3,744	53,792	57,536	19,719	N/A	10/97
Florida											
Post Bay at Rocky Point™	Apartments	-	528	5,081	21,157	2,400	24,366	26,766	4,519	N/A	10/06
Post Harbour Place™	Mixed Use	-	3,854	-	71,310	8,312	66,852	75,164	28,111	03/97	01/97
Post Hyde Park®	Apartments	45,408	3,498	-	44,069	9,680	37,887	47,567	15,824	09/94 - 10/06	07/94
Post Lake at Baldwin Park®	Apartments	-	17,500	56,702	2,594	17,500	59,296	76,796	9,958	N/A	07/07
Post Parkside™	Mixed Use	-	2,493	-	37,541	2,493	37,541	40,034	14,217	03/99	03/99
Post Rocky Point®	Apartments	-	10,510	-	74,158	10,567	74,101	84,668	32,877	04/94 - 11/96	02/94 & 09/96

POST PROPERTIES, INC.
POST APARTMENT HOMES, L.P.
REAL ESTATE INVESTMENTS AND ACCUMULATED DEPRECIATION
December 31, 2012
(Dollars in thousands)

	Description	Related Encumbrances	Initial Costs		Costs Capitalized Subsequent To Acquisition	Gross Amount at Which Carried at Close of Period			Accumulated Depreciation (2)	Date of Construction	Date Acquired
			Land	Building and Improvements		Land	Building and Improvements	Total (1)			
New York											
Post Luminaria™	Mixed Use	$ 34,076	$ 4,938	$ -	$ 42,577	$ 4,938	$ 42,577	$ 47,515	$ 15,699	03/01	03/01
Post Toscana™	Mixed Use	50,591	15,976	-	78,094	17,156	76,914	94,070	19,389	01/02	01/02
North Carolina											
Post Ballantyne	Apartments	-	6,400	30,850	3,566	6,400	34,416	40,816	8,813	11/04	05/05
Post Gateway Place™	Mixed Use	-	2,424	-	64,312	3,481	63,255	66,736	22,598	11/00	08/99
Post Park at Phillips Place®	Mixed Use	-	4,305	-	41,654	4,307	41,652	45,959	19,767	01/96	11/95
Post South End™	Mixed Use	-	7,732	65,803	449	7,732	66,252	73,984	897	N/A	07/12
Post Uptown Place™	Mixed Use	-	2,336	-	30,525	2,363	30,498	32,861	11,261	09/98	09/98
Miscellaneous Investments (4)		-	78,310	1,304	101,687	79,651	101,650	181,301	25,580		
Total		$402,464	$359,313	$594,650	$2,057,389	$397,100	$2,614,252 (5)	$3,011,352 (5)	$842,925		

(1) The aggregate cost for Federal Income Tax purposes to the Company was approximately $2,965,294 at December 31, 2012, taking into account the special allocation of gain to the partners contributing property to the Operating Partnership.
(2) Depreciation is computed on a straight-line basis over the useful lives of the properties: buildings – 40 years, other building and land improvements – 20 years, and furniture, fixtures and equipment – 5 - 10 years.
(3) The Company has a leasehold interest in the land underlying these communities.
(4) Miscellaneous investments include construction in progress, land held for investment and certain other corporate assets.
(5) This total excludes for-sale condominiums and assets held for sale of $23,281 and $0, respectively, at December 31, 2012.

A summary of activity for real estate investments and accumulated depreciation is as follows:

	2012	2011	2010
Real estate investments			
Balance at beginning of year	$2,787,689	$2,652,630	$2,726,046
Improvements	152,696	87,944	82,676
Acquisitions of communities	73,535	47,679	-
Asset impairment charges (a)	-	-	(34,691)
Disposition of property (b)	(2,568)	(564)	(121,401)
Balance at end of year	$3,011,352	$2,787,689	$2,652,630
Accumulated depreciation			
Balance at beginning of year	$ 767,017	$ 692,514	$ 625,391
Depreciation (c)	78,476	74,678	73,628
Accumulated depreciation on disposed property	(2,568)	(175)	(6,505)
Balance at end of year	$ 842,925	$ 767,017	$ 692,514

(a) Represents reductions in total real estate assets due to non-cash impairment charges recorded in 2010.
(b) Represents reductions for assets classified as held for sale, including for-sale condominiums in 2010, and other asset retirements.
(c) Represents depreciation expense of real estate assets. Amounts exclude depreciation and amortization of lease intangible assets, commercial leasing costs and excess joint venture investments.

(b) Exhibits

Certain exhibits required by Item 601 of Regulation S-K have been filed with previous reports by the registrants and are incorporated by reference herein.

The Registrants agree to furnish a copy of all agreements relating to long-term debt upon request of the SEC.

Exhibit No.		Description
3.1(a)	-	Articles of Incorporation of the Company
3.2(b)	-	Articles of Amendment to the Articles of Incorporation of the Company
3.3(b)	-	Articles of Amendment to the Articles of Incorporation of the Company
3.4(b)	-	Articles of Amendment to the Articles of Incorporation of the Company
3.5(c)	-	Articles of Amendment to the Articles of Incorporation of the Company
3.6(d)	-	Bylaws of the Company (as Amended and Restated effective as of June 9, 2009)
4.1(f)	-	Indenture between the Company and SunTrust Bank, as Trustee
4.2(s)	-	First Supplemental Indenture to the Indenture between the Operating Partnership and SunTrust Bank, as Trustee
4.3(e)	-	Form of Post Apartment Homes, L.P. 4.75% Note due 2017
4.4(w)	-	Form of Post Apartment Homes, L.P. 3.375% Note due 2022
10.1(b)	-	Second Amended and Restated Agreement of Limited Partnership of the Operating Partnership
10.2(b)	-	First Amendment to Second Amended and Restated Partnership Agreement
10.3(b)	-	Second Amendment to Second Amended and Restated Partnership Agreement
10.4(g)	-	Third Amendment to Second Amended and Restated Partnership Agreement
10.5(g)	-	Fourth Amendment to Second Amended and Restated Partnership Agreement
10.6(c)	-	Fifth Amendment to Second Amended and Restated Partnership Agreement
10.7(h)	-	Sixth Amendment to Second Amended and Restated Partnership Agreement
10.8(q)*	-	Amended and Restated Employee Stock Plan
10.9(j)*	-	Amended and Restated Post Properties Inc. 2003 Incentive Stock Plan
10.10(j)	-	Form of Amended and Restated Indemnification Agreement
10.11(k)*	-	Dividend Reinvestment Stock Purchase Plan
10.12(q)	-	Multi-Family Note, dated as of January 25, 2008 by and between Post Addison Circle, as the borrower, and Deutsche Bank Berkshire Mortgage, Inc., d/b/a DB Berkshire Mortgage, Inc., a Delaware corporation, as the lender.
10.13(m)*	-	Deferred Compensation Plan for Directors and Eligible Employees (as amended and restated effective as of January 1, 2005)
10.14(q)*	-	Form of Change in Control Agreement (2.0X)
10.15(q)*	-	Form of Change in Control Agreement (1.5X)
10.16(q)*	-	Form of Change in Control Agreement (1.0X)
10.17(u)*	-	Amended and Restated Employment and Change in Control Agreement with David P. Stockert
10.18(u)*	-	Amended and Restated Employment and Change in Control Agreement with Christopher J. Papa
10.19(u)*	-	Amended and Restated Employment and Change in Control Agreement with Charles A. Konas
10.20(u)*	-	Amended and Restated Employment and Change in Control Agreement with Sherry W. Cohen
10.21(u)*		Employment and Change in Control Agreement with S. Jamie Teabo
10.21(n)*	-	Form of 2003 Incentive Stock Plan, Non-Incentive Stock Option and Stock Appreciation Right Certificate for Key Employees
10.22(n)*	-	Form of 2003 Incentive Stock Plan, Non-Incentive Stock Option and Stock Appreciation Right Certificate for Directors and Chairman
10.23(l)*	-	Form of 2003 Incentive Stock Plan Restricted Stock Grant Certificate for Key Employees
10.24(i)*	-	Form of 2003 Incentive Stock Plan Restricted Stock Grant Certificate for Directors and Chairman
10.25(o)	-	Second Amended and Restated Credit Agreement, dated as of January 21, 2011, by and among Post Apartment Homes, L.P., the financial institutions party thereto and their assignees, Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, J.P. Morgan Securities LLC, JPMorgan Chase Bank, N.A., PNC Bank, National Association, Sumitomo Mitsui Banking Corporation and U.S. Bank National Association
10.27(t)	-	Form of Multifamily Fixed Rate Note, effective as of January 29, 2009.
10.28(v)	-	Distribution Agreement, dated May 31, 2012 among the Company, the Operating Partnership and J.P. Morgan Securities, Inc.

10.29(v)	-	Distribution Agreement, dated May 31, 2012 among the Company, the Operating Partnership and Cantor Fitzgerald & Co.
10.30(v)	-	Distribution Agreement, dated May 31, 2012 among the Company, the Operating Partnership and Wells Fargo Securities, LLC
10.31(v)	-	Distribution Agreement, dated May 31, 2012 among the Company, the Operating Partnership and Mitsubishi UFJ Securities (USA), Inc.
10.32(r)	-	Loan Sale and Assignment Agreement among 3630 Acquisition, Inc., Bank of America, N.A. and Regions Bank
10.33(x)		Term Loan Agreement among the Operating Partnership, Wells Fargo Bank, National Association, as Administrative Agent, and each of the financial institutions a signatory thereto
10.34(x)		First Amendment to the Second Amended and Restated Credit Agreement by and among the Operating Partnership, Wells Fargo Bank, National Association, as Administrative Agent, and each of the financial institutions a signatory thereto
11.1(p)	-	Statement Regarding Computation of Per Share Earnings
21.1	-	List of Subsidiaries
23.1	-	Consent of Deloitte & Touche LLP — Post Properties, Inc.
23.2	-	Consent of Deloitte & Touche LLP — Post Apartment Homes, L.P.
31.1	-	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended, and adopted under Section 302 of the Sarbanes-Oxley Act of 2002
31.2	-	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended, and adopted under Section 302 of the Sarbanes-Oxley Act of 2002
32.1	-	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted under Section 906 of the Sarbanes-Oxley Act of 2002
32.2	-	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted under Section 906 of the Sarbanes-Oxley Act of 2002
101	-	The following financial information for the Company and the Operating Partnership, formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Comprehensive Income, (iv) the Consolidated Statements of Equity and Accumulated Earnings, (v) the Consolidated Statements of Cash Flows, and (vi) the Notes to the Consolidated Financial Statements.

* Identifies each management contract or compensatory plan required to be filed.

(a) Filed as an exhibit to the Registration Statement on Form S-11 (SEC File No. 33-61936), as amended, of the Company and incorporated herein by reference.

(b) Filed as an exhibit to the Annual Report on Form 10-K of the Registrants for the year ended December 31, 2002 and incorporated herein by reference.

(c) Filed as an exhibit to the Quarterly Report on Form 10-Q of the Registrants for the quarter ended September 30, 1999 and incorporated herein by reference.

(d) Filed as an exhibit to the current Report on Form 8-K of the Registrants filed on February 12, 2009 and incorporated herein by reference.

(e) Filed as an exhibit to the Current Report on Form 8-K of the Registrants filed October 18, 2010 and incorporated herein by reference.

(f) Filed as an exhibit to the Registration Statement on Form S-3 (SEC File No. 333-42884), as amended, of the Company and incorporated herein by reference.

(g) Filed as an exhibit to the Annual Report on Form 10-K of the Registrants for the year ended December 31, 1998 and incorporated herein by reference.

(h) Filed as an exhibit to the Annual Report on Form 10-K of the Registrants for the year ended December 31, 2000 and incorporated herein by reference.

(i) Filed as an exhibit to the Annual Report on Form 10-K of the Registrants for the year ended December 31, 2010 and incorporated herein by reference.

(j) Filed as an exhibit to the Current Report on Form 8-K of the Registrants filed October 22, 2008 and incorporated herein by reference.

(k) Filed as part of the Registration Statement on Form S-3 (File No. 333-39461) of the Company and incorporated herein by reference.

(l) Filed as an exhibit to the Annual Report on Form 10-K for the Registrants for the year ended December 31, 2006 and incorporated herein by reference.

(m) Filed as an exhibit to the Current Report on Form 8-K of the Registrants filed August 15, 2005 and incorporated herein by reference.
(n) Filed as an exhibit to the Current Report on Form 8-K of the Registrants filed January 24, 2006 and incorporated herein by reference.
(o) Filed as an exhibit to the Current Report on Form 8-K of the Registrants filed January 24, 2011 and incorporated herein by reference.
(p) The information required by this exhibit is included in note 6 to the consolidated financial statements and is incorporated herein by reference.
(q) Filed as an exhibit to the Annual Report on Form 10-K of the Registrants for the year ended December 31, 2007 and incorporated herein by reference.
(r) Filed as an exhibit to the Quarterly Report on Form 10-Q of the Registrants for the quarter ended September 30, 2010 and incorporated herein by reference.
(s) Filed as an exhibit to the Registration Statement on Form S-3ASR (SEC File No. 333-139581) of the Company and incorporated herein by reference.
(t) Filed as an exhibit to the Current Report on Form 8-K of the Registrants filed April 22, 2009 and incorporated herein by reference.
(u) Filed as an exhibit to the Quarterly Report on Form 10-Q of the Registrants for the quarter ended March 31, 2011 and incorporated herein by reference.
(v) Filed as an exhibit to the Current Report on Form 8-K of the Registrants filed May 31, 2012 and incorporated herein by reference.
(w) Filed as an exhibit to the Current Report on Form 8-K of the Registrants filed November 7, 2012 and incorporated herein by reference.
(x) Filed as an exhibit to the Annual Report on Form 10-K for the Registrants for the year ended December 31, 2011 and incorporate herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POST PROPERTIES, INC.
(Registrant)

February 27, 2013

By /s/ David P. Stockert
David P. Stockert, President and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Robert C. Goddard, III Robert C. Goddard, III	Chairman of the Board and Director	February 27, 2013
/s/ David P. Stockert David P. Stockert	President, Chief Executive Officer and Director (Principal Executive Officer)	February 27, 2013
/s/ Christopher J. Papa Christopher J. Papa	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 27, 2013
/s/ Arthur J. Quirk Arthur J. Quirk	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 27, 2013
/s/ Herschel M. Bloom Herschel M. Bloom	Director	February 27, 2013
/s/ Walter M. Deriso, Jr. Walter M. Deriso, Jr.	Director	February 27, 2013
/s/ Russell R. French Russell R. French	Director	February 27, 2013
/s/ Dale A. Reiss Dale A. Reiss	Director	February 27, 2013
/s/ Stella F. Thayer Stella F. Thayer	Director	February 27, 2013
/s/ Ronald de Waal Ronald de Waal	Director	February 27, 2013
/s/ Donald C. Wood Donald C. Wood	Director	February 27, 2013

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POST APARTMENT HOMES, L.P.
(Registrant)
By: Post G.P. Holdings, Inc., as General Partner

February 27, 2013

By /s/ David P. Stockert
David P. Stockert, President and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Robert C. Goddard, III Robert C. Goddard, III	Chairman of the Board and Director	February 27, 2013
/s/ David P. Stockert David P. Stockert	President, Chief Executive Officer and Director (Principal Executive Officer)	February 27, 2013
/s/ Christopher J. Papa Christopher J. Papa	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 27, 2013
/s/ Arthur J. Quirk Arthur J. Quirk	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 27, 2013
/s/ Herschel M. Bloom Herschel M. Bloom	Director	February 27, 2013
/s/ Walter M. Deriso, Jr. Walter M. Deriso, Jr.	Director	February 27, 2013
/s/ Russell R. French Russell R. French	Director	February 27, 2013
/s/ Dale A. Reiss Dale A. Reiss	Director	February 27, 2013
/s/ Stella F. Thayer Stella F. Thayer	Director	February 27, 2013
/s/ Ronald de Waal Ronald de Waal	Director	February 27, 2013
/s/ Donald C. Wood Donald C. Wood	Director	February 27, 2013

[THIS PAGE INTENTIONALLY LEFT BLANK]

Exhibit 31.1

CERTIFICATIONS

I, David P. Stockert, certify that:

1. I have reviewed this report on Form 10-K of Post Properties, Inc. and Post Apartment Homes, L.P.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrants as of, and for, the periods presented in this report;

4. The registrants' other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrants and we have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrants, including their consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrants' disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrants' internal control over financial reporting that occurred during the registrants' most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrants' internal control over financial reporting; and

5. The registrants' other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrants' auditors and the audit committee of the registrants' board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrants' ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrants' internal control over financial reporting.

February 27, 2013

POST PROPERTIES, INC.
a Georgia corporation

/s/ David P. Stockert

David P. Stockert
President and Chief Executive Officer

POST APARTMENT HOMES, L.P.
a Georgia limited partnership
By: POST GP HOLDINGS, INC.,
a Georgia corporation, its
sole general partner

/s/ David P. Stockert

David P. Stockert
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, Christopher J. Papa, certify that:

1. I have reviewed this report on Form 10-K of Post Properties, Inc. and Post Apartment Homes, L.P.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrants as of, and for, the periods presented in this report;
4. The registrants' other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrants and we have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrants, including their consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrants' disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrants' internal control over financial reporting that occurred during the registrants' most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrants' internal control over financial reporting; and
5. The registrants' other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrants' auditors and the audit committee of the registrants' board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrants' ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrants' internal control over financial reporting.

February 27, 2013

POST PROPERTIES, INC.
a Georgia corporation

/s/ Christopher J. Papa

Christopher J. Papa
Executive Vice President and
Chief Financial Officer

POST APARTMENT HOMES, L.P.
a Georgia limited partnership
By: POST GP HOLDINGS, INC.,
a Georgia corporation, its
sole general partner

/s/ Christopher J. Papa

Christopher J. Papa
Executive Vice President and
Chief Financial Officer

Exhibit 32.1

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002**

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and in connection with the Annual Report on Form 10-K of Post Properties, Inc. ("Post") and Post Apartment Homes, L.P. ("PAH", and together with Post, the "Registrants") for the year ended December 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, the President and Chief Executive Officer of Post and Post GP Holdings, Inc., PAH's general partner, certifies that:

1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrants.

/s/ David P. Stockert

David P. Stockert
President and Chief Executive Officer
February 27, 2013

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and in connection with the Annual Report on Form 10-K of Post Properties, Inc. ("Post") and Post Apartment Homes, L.P. ("PAH", and together with Post, the "Registrants") for the year ended December 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, the Executive Vice President and Chief Financial Officer of Post and Post GP Holdings, Inc., PAH's general partner, certifies that:

1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrants.

/s/ Christopher J. Papa

Christopher J. Papa
Executive Vice President and
Chief Financial Officer
February 27, 2013

[THIS PAGE INTENTIONALLY LEFT BLANK]

Directors & Officers

DIRECTORS

Robert C. Goddard, III
Chairman
Post Properties, Inc.
Chairman and CEO
Goddard Investment Group, LLC

Herschel M. Bloom
Retired Partner
King & Spalding LLP

Walter M. Deriso, Jr.
Chairman
Atlantic Capital Bancshares, Inc.
and Atlantic Capital Bank

Russell R. French
Retired Venture Capitalist
Noro-Moseley Partners

Dale Anne Reiss
Retired Senior Partner
Ernst & Young LLP
Managing Director
Artemis Advisors LLC

David P. Stockert
President and CEO
Post Properties, Inc.

Stella F. Thayer
Shareholder
Macfarlane Ferguson & McMullen
President
Tampa Bay Downs, Inc.

Ronald de Waal
Chairman
WE International b.v.
(Netherlands)
Chairman
Ronus Inc.

Donald C. Wood
President and CEO
Federal Realty Investment Trust

MANAGEMENT COMMITTEE

Post Corporate Services

David P. Stockert
President and CEO

Sherry W. Cohen
Executive Vice President
and Corporate Secretary

Christopher J. Papa
Executive Vice President
and Chief Financial Officer

Arthur J. Quirk
Senior Vice President
and Chief Accounting Officer

Kathleen M. Mason
Senior Vice President
Taxation

Linda J. Ricklef
Senior Vice President
Human Resources

Glen P. Smith
Senior Vice President
Legal

Post Apartment Management

S. Jamie Teabo
Executive Vice President
Property Management

Kevin B. Polston
Senior Vice President
Commercial

Laura J. VanLoh
Senior Vice President
Property Management

Post Investment Group

Charles A. Konas
Executive Vice President
Construction and Property Services

Jeffrey W. Harris
Executive Vice President
Regional Investment Director
Southeast and Mid-Atlantic Regions

David C. Ward
Executive Vice President
Regional Investment Director
Southwest Region

George E. Kelly
Senior Vice President
Construction and Property Services

Shareholder Information

Corporate Headquarters

Post Properties, Inc.
One Riverside
4401 Northside Parkway, Suite 800
Atlanta, Georgia 30327-3057
Telephone: 404.846.5000
Web site: www.postproperties.com

General Counsel

King & Spalding
1180 Peachtree Street, NE
Atlanta, Georgia 30309

Transfer Agent and Dividend Disbursing Agent

Computershare Trust Company, N.A.
Post Office Box 43010
Providence, Rhode Island 02940-3010
Shareholder Inquiries: 1.800.633.4236
www.computershare.com

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
191 Peachtree Street, NE
Atlanta, Georgia 30303

Additional Information

News media representatives, analysts, investors, and others seeking information should visit our web site at www.postproperties.com, click on Investors located on the home page for news releases, financial data, and other material relating to the Company.

SEC Form 10-K

Additional copies of Post Properties, Inc.'s Annual Report on Form 10-K, filed with the Securities and Exchange Commission, will be furnished without charge upon written request to Sherry W. Cohen, Executive Vice President and Corporate Secretary at the Corporate Headquarters address listed above. If requested by eligible shareholders, we will provide copies of exhibits for a reasonable fee.

Annual Meeting

Post Properties, Inc. will hold its Annual Meeting of Shareholders at 9:00 a.m., local time, on May 23, 2013, at our offices, One Riverside, 4401 Northside Parkway, Suite 800, Atlanta, Georgia 30327-3057.

Stock Trading Information

The common shares of Post Properties, Inc. trade on the New York Stock Exchange under the symbol PPS.

Common Shareholders of Record/ Common Shares Outstanding

As of February 15, 2013, Post Properties, Inc. had approximately 1,348 common shareholders of record and 54,566,350 shares of common stock outstanding.

Corporate Governance

Post Properties is committed to sound principles of corporate governance. Information regarding the guidelines, policies and charters that govern the Company's board of directors, the committees of its board of directors and its executive officers can be found on the Company's web site at www.postproperties.com. Just click on Investors, then click on Corporate Governance. The Company has filed the applicable certifications of the chief executive officer and chief financial officer required under section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of the Company's public disclosures.

Quarterly Stock Price Information

2012		
Quarter	High	Low
First Quarter	**$ 47.05**	**$ 41.95**
Second Quarter	**50.83**	**44.59**
Third Quarter	**52.98**	**47.54**
Fourth Quarter	**50.70**	**46.17**

2011		
Quarter	High	Low
First Quarter	$ 39.29	$ 34.95
Second Quarter	42.20	37.51
Third Quarter	44.37	34.68
Fourth Quarter	44.99	32.18

On February 15, 2013 the last reported sale price of common stock on the NYSE was $50.44 per share.

Total Shareholder Return Data

(Benchmarked at December 31, 2007 = $100.00)



$200
$150
$100
$50
$0
07
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Post Properties Common Stock
NAREIT Equity REIT Index
S&P 500 Index



MIX
Paper from responsible sources
FSC
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POST®
PROPERTIES

One Riverside
4401 Northside Parkway, Suite 800
Atlanta, Georgia 30327

404.846.5000

www.postproperties.com




POST
PROPERTIES

April 9, 2013


SEC MAIL PROCESSING
RECEIVED
APR 11 2013
WASH, D.C.
193
SECTION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Post Properties, Inc.

To Whom It May Concern:

On behalf of Post Properties, Inc., in accordance with Rule 14a-3(c) of Regulation 14A of the Securities Exchange Act of 1934, as amended, enclosed are seven (7) copies of the 2012 Annual Report for Post Properties, Inc..

Sincerely,

Sherry W. Cohen
Executive Vice President

SWC/lha
Enclosures

Post Properties, Inc.
One Riverside | 4401 Northside Parkway, Suite 800 | Atlanta, Georgia 30327-3057
Phone 404.846.5000 | Fax 404.504.9388 | www.postproperties.com


printed on recycled paper

